    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1999

                                                              FILE NO. 333-58351
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             AREMISSOFT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            68-0413929
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE)               IDENTIFICATION NO.)

                                 60 BISHOPSGATE
                                LONDON EC2N 4AJ
                                    ENGLAND
                              011-44-171-309-1555
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           DR. LYCOURGOS K. KYPRIANOU
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             AREMISSOFT CORPORATION
                                 60 BISHOPSGATE
                                LONDON EC2N 4AJ
                                    ENGLAND
                              011-44-171-309-1555
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
             INCLUDING AREA CODE, OF AGENT FOR SERVICE OF PROCESS)
                            ------------------------

                                   COPIES TO:


           SCOTT E. BARTEL                      MICHAEL J. HALLORAN                     DAVID L. FICKSMAN
            ERIC J. STIFF                     MICHELLE ROWE HALLSTEN                     LOEB & LOEB LLP
     BARTEL ENG LINN & SCHRODER            PILLSBURY MADISON & SUTRO LLP             1000 WILSHIRE BOULEVARD
    300 CAPITOL MALL, SUITE 1100           400 CAPITOL MALL, SUITE 1700                    SUITE 1800
        SACRAMENTO, CA 95814                   SACRAMENTO, CA 95814                   LOS ANGELES, CA 90017


                            ------------------------

                  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM        PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF      AMOUNT OF SHARES TO BE    OFFERING PRICE PER      AGGREGATE OFFERING    AMOUNT OF REGISTRATION
 SECURITIES TO BE REGISTERED          REGISTERED                SHARE                  PRICE(1)                  FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value
  per share...................        4,025,000                 $13.00               $52,325,000              $14,546(2)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------



(1) Calculated in accordance with Rule 457 of the Securities Act of 1933, as amended.


(2) The Registrant previously paid $19,175 in registration fees.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED JANUARY 28, 1999


PROSPECTUS


                                3,500,000 SHARES


                             AREMISSOFT CORPORATION
                                  COMMON STOCK


     AremisSoft Corporation ("AremisSoft" or the "Company") hereby offers 3,500,000 shares of its common stock (the "Common Stock"). See "Underwriting."



     Prior to this offering (the "Offering"), there has been no public trading market for the Common Stock. It is currently estimated that the initial public offering price per share will be between $11.00 and $13.00. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "AREM."

                            ------------------------


  THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF FACTORS THAT SHOULD BE
                     CONSIDERED BY PROSPECTIVE PURCHASERS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                            PRICE TO             UNDERWRITING         PROCEEDS TO          PROCEEDS TO SELLING
                            PUBLIC               DISCOUNT(1)          COMPANY(2)           STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------
Per Share.................  $                    $                    $                    $
--------------------------------------------------------------------------------------------------------------
Total(3)..................  $                    $                    $                    $
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


(1) Excludes a nonaccountable expense allowance payable to Cruttenden Roth Incorporated and FAC/Equities, representatives of the Underwriters (the "Representatives"), and the value of warrants to purchase up to 201,250 shares of Common Stock at an exercise price of 120% of the public offering price to be issued to the Representatives (the "Representative's Warrant"). The Company and certain stockholders (the "Selling Stockholders") have agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. See "Underwriting."



(2) Before deducting expenses, including the nonaccountable expense allowance payable to the Representatives, payable by the Company estimated at
    $         .



(3) The Company and the Selling Stockholders have granted the Underwriters a 45-day option to purchase up to 525,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to the Company will be
    $         , $         , and $         , respectively. See "Underwriting."



     The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of share certificates will be made against payment therefor at the offices of Cruttenden
Roth Incorporated in Irvine, California on or about                , 1999.



CRUTTENDEN ROTH                                                     FAC/EQUITIES


        INCORPORATED

                               [AREMISSOFT LOGO]

                                   [ARTWORK]

     The AremisSoft tradename and logo are trademarks of the Company and are the subject of applications for federal registration in the United States Patent and Trademark Office. This Prospectus also includes trade names, trademarks and registered trademarks of other companies.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     This Prospectus contains forward-looking statements that involve risks and uncertainties. These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed under "Risk Factors" and elsewhere in this Prospectus. The Company's actual results and stockholder values may differ materially from those anticipated and expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements. The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise specifically noted herein, all of the information in this Prospectus
(i) gives effect to the Reorganization (as defined herein) and related 1.711772-for-one reverse stock split and (ii) other than a description of the shares to be offered by the Selling Stockholders in the event the Underwriters' over-allotment option is exercised, assumes that the Underwriters' over-allotment option is not exercised. Except as otherwise specifically noted herein, all references to "AremisSoft" or the "Company" refer to AremisSoft Corporation, a Delaware corporation, its consolidated subsidiaries and its predecessors.


                                  THE COMPANY


     AremisSoft develops, markets, implements and supports enterprise-wide applications software targeted at mid-sized organizations in the healthcare, manufacturing, hospitality and construction industries (the "Vertical Markets"). The Company's software products help streamline and enhance an organization's ability to manage and execute mission-critical functions such as accounting, purchasing, manufacturing, customer service and sales and marketing. The Company has established a software development and support facility in New Delhi, India, which currently has 186 employees. The Company believes that its India facility provides significant organizational efficiencies and cost advantages in its software development process. AremisSoft products are designed to be the primary business software that organizations in the Vertical Markets use to generate and disseminate information across the enterprise in order to respond rapidly to changing market environments and customer needs. The Company has licensed its software products to more than 5,000 customers.



     The Company strategically targets customers in the Vertical Markets with annual revenues of less than $200 million. Through its concentrated product focus, AremisSoft believes that it has developed substantial industry expertise in the Vertical Markets. In addition, the Company has developed a three-tiered, object-oriented software architecture (the "Aremis Architecture"), which achieves economies of scale and cost reductions in the software development process by capitalizing on the common functional requirements of customers across a variety of industries. The Company believes that the Aremis Architecture enables it to produce high quality, scalable products with substantially reduced software development, implementation and maintenance costs.



     In the past five years, the Company has experienced rapid growth, both internally and through acquisitions, with revenues increasing from $2.7 million in 1993 to $42.4 million in 1997. During this period, the Company successfully acquired and integrated the operations of eleven businesses, which were principally operating in the United Kingdom. In each acquisition, the Company sought to reduce expenses, rejuvenate the existing products of the acquired business and transition the customers to products that utilize the Aremis Architecture. The Company's software development and support facility in India provides the Company access to highly-skilled technical personnel who are responsible for rejuvenating the acquired products and developing new products in a cost-effective manner.



     The Company markets its software products primarily through its own sales force and provides product support worldwide through ten offices in seven countries. To date, the majority of the Company's revenues have been generated from customers located in the United Kingdom. Such customers comprised approxi-mately 70% of total revenues for the first nine months of 1998. Customers using the Company's software products include Southampton Multifund (healthcare), Birmingham Multifund (healthcare), Telefon AB LM Ericsson (manufacturing), Nabisco Biscuit Co. (manufacturing), Forte Limited (hospitality) and London Electricity plc (construction).



     The Company's objective is to be a leading provider of enterprise-wide applications software in the Vertical Markets. The Company's strategy for achieving this objective includes (i) targeting mid-sized organizations, including divisions and business units of larger companies, (ii) focusing on strategic markets, (iii) leveraging the Company's cost-efficient India operations, (iv) capitalizing on the Company's investment in the Aremis Architecture, (v) expanding the Company's marketing, sales, support and service capabilities and (vi) acquiring related software businesses, products or technologies.



     The Company was incorporated in Delaware in June 1998 in connection with a change of corporate domicile from Nevada to Delaware effective January , 1999. See "Organization of the Company." The Company's principal executive offices are located at 60 Bishopsgate, London EC2N 4AJ, England, and its telephone number is 011-44-171-309-1555.


                                  THE OFFERING


Common Stock offered by the Company..........  3,500,000 shares
Common Stock to be outstanding after
  the Offering...............................  13,500,067 shares
Use of proceeds..............................  To repay indebtedness, for working capital and other general corporate purposes and to
                                               fund potential acquisitions. See "Use of
                                               Proceeds."
Proposed Nasdaq National Market symbol.......  AREM

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The summary consolidated financial data presented below should be read in conjunction with the more detailed Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus and the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                      NINE MONTHS
                                                                                                         ENDED
                                                       YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                        -----------------------------------------------------    ----------------------
                                        1993(1)    1994(2)    1995(3)     1996(4)     1997(5)     1997         1998
                                        -------    -------    --------    --------    -------    -------    -----------
                                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues........................  $ 2,670    $ 6,449    $ 21,422    $ 34,432    $42,374    $27,859    $    36,270
Profit (loss) from operations(6)......     (809)    (2,814)    (13,248)    (13,448)       310       (614)         5,590
Net income (loss).....................     (821)    (2,967)    (14,569)    (15,304)    (1,620)    (2,086)         2,922
Basic earnings (loss) per share.......  $ (0.11)   $ (0.39)   $  (1.94)   $  (2.04)   $ (0.21)   $ (0.28)   $      0.29
Weighted average number of shares
  used in computing basic earnings
  (loss) per share(7).................    7,504      7,504       7,504       7,504      7,518      7,504         10,000



                                                                  SEPTEMBER 30, 1998
                                                              ---------------------------
                                                              ACTUAL       AS ADJUSTED(8)
                                                              -------      --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   456         $
Working capital (deficit)...................................   (3,493)
        Total assets........................................   29,523
Long-term debt..............................................    8,616
        Total stockholders' equity (deficit)................  $(7,441)        $


---------------

(1) Includes the results of operations of businesses acquired between January and September 1993, representing approximately $2.3 million in revenues.



(2) Includes a full year of operations of the businesses acquired in 1993 and the results of operations of businesses acquired in October 1994, representing approximately $1.9 million in revenues.



(3) Includes a full year of operations of the businesses acquired in 1993 and 1994 and the results of operations of businesses acquired between March and October 1995, representing approximately $6.1 million in revenues.



(4) Includes a full year of operations of the businesses acquired in 1993, 1994 and 1995 and the results of operations of businesses acquired in March 1996, representing approximately $750,000 in revenues.



(5) Includes a full year of operations of the businesses acquired in 1993, 1994, 1995 and 1996.



(6) Includes amortization and write-off of capitalized software, software development costs and intangible assets of approximately $932,000, $2.9 million, $5.6 million, $7.8 million and $167,000 in 1993, 1994, 1995, 1996 and 1997, respectively, and approximately $123,000 and $310,000 for the nine months ended September 30, 1997 and 1998, respectively.



(7) The basis for the determination of shares used in computing basic earnings
    (loss) per share is described in Note 1 of Notes to Consolidated Financial Statements.



(8) Adjusted to give effect to the estimated net proceeds of the Offering to be received by the Company based upon an assumed initial public offering price of $12.00 per share.

                                  RISK FACTORS


     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors in addition to the other information set forth in this Prospectus prior to making any investment in the Common Stock. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including those discussed below as well as those discussed elsewhere in this Prospectus. The Company's actual results and stockholder values may differ materially from those anticipated and expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.


LOSS HISTORY; VOLATILITY AND SEASONALITY OF QUARTERLY OPERATING RESULTS


     The Company has incurred net losses in the past five fiscal years. For the years ended December 31, 1997, and December 31, 1996, the Company incurred net losses of $1.6 million and $15.3 million, respectively, and, as of December 31, 1997, had an accumulated deficit of $35.4 million. Although the Company achieved limited profitability during the third and fourth quarters of 1997 and the first three quarters of 1998, no assurances can be given that the Company will sustain profitability on a quarterly basis or achieve profitability on an annual basis. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company's quarterly operating results have varied, sometimes substantially, in the past, and are expected to vary in the future. These fluctuations may be caused by a variety of factors, many of which are outside of the Company's control, including the relatively long sales cycles for the Company's products, the size and timing of individual licensing transactions, the timing, proper operation and market acceptance of new products or product enhancements by the Company or its competitors, the potential for delay or deferral of customer implementations of the Company's products, changes in customer budget cycles, seasonality of technology purchases, foreign currency exchange rates and other general industry and economic conditions. In addition, the timing of revenue recognition can be affected by many factors, including the timing of contract execution and delivery, customer acceptance and post-delivery obligations of the Company related to installation and implementation. As a result, the time between contract execution and the satisfaction of criteria for revenue recognition can be lengthy and unpredictable and, consequently, affect revenues and the Company's operating results in any given quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     A significant portion of the Company's accounts receivable are derived from licensing arrangements to customers with which the Company does not have a payment history. In addition, the Company's customers may decide not to honor contractual obligations for license fees for various reasons including, but not limited to, changes in their business levels or plans or unanticipated implementation problems associated with the Company's products. Although the Company provides reserves and allowances for such circumstances, no assurances can be given that such reserves and allowances will be adequate to cover any receivables which are later determined to be uncollectible, particularly if such receivables are large. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In the event one or more customers fails to honor its contractual obligations and the Company's reserves and allowances are inadequate, such failure could have a material adverse effect on the Company's business, operating results and financial condition.


     The Company's business has experienced and is expected to continue to experience seasonality due in large part to the buying cycles of its customers. In recent years, the Company has generally had stronger demand for its products during the second half of the calendar year. This seasonality is not uncommon in the computer software industry and typically results in revenues for the first half of the calendar year being lower than revenues in the second half of the immediately preceding calendar year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ASSIMILATION OF ACQUISITIONS


     As part of its business strategy to increase its presence in certain Vertical Markets and complement and expand its existing business and product offerings, the Company expects to continue to pursue acquisitions of other businesses, products and technologies that are complementary to those of the Company. Although the Company currently has no agreement, understanding or arrangement with respect to any future acquisitions, the Company evaluates potential strategic business opportunities, some of which may be material in size and scope on an ongoing basis. No assurances can be given that any acquisition by the Company will occur or that any acquisition will not have a material adverse effect on the Company's business, operating results and financial condition.



     Acquisitions, including those consummated by the Company to date, involve a number of risks and difficulties, including technology acceptance, expansion into new geographic markets and business areas, the diversion of management's attention, the assimilation of the operations and personnel of acquired businesses and the integration of acquired operations and financial reporting systems with those of the Company. No assurances can be given that the Company will successfully integrate the operations of acquired businesses, which could have a material adverse effect on the Company's business, operating results and financial condition. Further, possible future acquisitions by the Company could result in dilutive issuances of debt or equity securities, the incurrence of additional debt and contingent liabilities, potential reductions in income due to losses incurred by the acquired business, additional amortization expenses related to goodwill and other intangible assets, and post-acquisition restructuring charges, any of which could have a material adverse effect on the Company's business, operating results and financial condition. To finance acquisitions, the Company has in the past and may in the future incur significant indebtedness, with associated interest costs, repayment terms and restrictive covenants. See "Business -- Acquisition Strategy."


MANAGEMENT OF GROWTH


     The Company's business has grown rapidly in the last five fiscal years, with total revenues increasing from $2.7 million, $6.4 million and $21.4 million in 1993, 1994 and 1995, respectively, to $34.4 million and $42.4 million in fiscal 1996 and 1997, respectively. The growth in the Company's business and expansion of the Company's customer base has placed a significant strain on the Company's management, operations and financial resources. The Company's recent expansion has resulted in substantial growth in the number of its employees, the scope of its operating and financial reporting systems and the geographic area of its operations, creating increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon the ability to attract and retain highly skilled personnel. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational and customer support systems and to expand, train and manage its employee base. No assurances can be given that the Company will be able to manage its recent or any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's business, operating results and financial condition. See "-- Dependence on Key Personnel; Need for Additional Qualified Personnel."


     To manage its operations, the Company must continuously evaluate the adequacy of its management structure and its existing procedures including, among others, its financial and internal controls. No assurances can be given that the Company's management will adequately anticipate all of the changing demands that growth may impose on the Company's procedures and structure. Any failure to adequately anticipate and respond to such changing demands could have a material adverse effect on the Company's business, operating results and financial condition.

RAPID TECHNOLOGICAL CHANGE; NEW VERSIONS AND PRODUCTS; RISK OF DEFECTIVE
PRODUCTS

     The market for the Company's software products is characterized by rapid technological changes, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. The Company's future success will depend upon its ability to continue to enhance its current product line and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. The Company's customers utilize a wide variety of hardware, software, database and networking platforms and, as a result, the Company must continue to support and maintain its products on a variety of such platforms. In particular, the Company must continue to anticipate and respond adequately to advances in other software and desktop computer operating systems such as Microsoft Windows and its successors. The Company's future success will depend upon its ability to address the increasingly sophisticated needs of its customers by supporting existing and emerging hardware, software, database and networking platforms and by developing and introducing enhancements to its products and new products on a timely basis to keep pace with technological developments, evolving industry standards and changing customer requirements. No assurances can be given that the Company will be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or that its new or enhanced products will achieve market acceptance.


     The Company has, on occasion, experienced delays in the scheduled introduction of new versions and new products. In addition, enterprise-wide applications software products as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. No assurances can be given that the Company's most current releases or future releases of its products will not contain significant software errors that could impair the market acceptance of these products and have a material adverse effect on the Company's business, operating results and financial condition. The Company currently maintains errors and omissions and public/product liability insurance in the amount of $6.0 million with respect to damages as a result of product defects or errors and limits its liability for such damages in its agreements with customers. Although the Company believes that its insurance coverage and the provisions in its customer agreements limiting the Company's liability for, among other things, negligence or other wrongful acts, provide the Company with adequate protection against liability for product defects or errors, no assurances can be given that the Company's insurance coverage will be sufficient to cover all losses resulting from product defects or errors or that the provisions in its customer agreements limiting the Company's liability would be enforceable in all cases. In addition, the announcement and introduction of new products may depress sales of existing products. Further, problems can be encountered by customers in installing and implementing new releases or with the performance of the Company's products. Delays in the introduction of new and enhanced products, or significant problems with the implementation and installation of new releases could have a material adverse effect on the Company's business, operating results and financial condition.


EXPOSURE TO REGULATORY AND GENERAL ECONOMIC CONDITIONS IN INDIA


     A significant element of the Company's business strategy is to continue to develop its offshore software development and support facility in New Delhi, India. As of January 25, 1999, the Company had approximately 32% of its workforce in India. The Indian government, as a means of encouraging foreign investment, provides significant tax incentives and exemptions to regulatory restrictions. Certain of these benefits that directly affect the Company include, among others, tax holidays (temporary exemptions from taxation on operating income) and liberalized import and export duties. The current tax holiday to which the Company is subject expires in 2003. To be eligible for certain of these tax benefits, the Company must continue to meet certain conditions such as continued operation in a qualifying software technology park and export sales of at least 75% of inventory turnover. A failure to meet such conditions could result in the cancellation of the benefits. With respect to duties, subject to certain conditions, goods, raw materials and components for production imported by the Company's offices in India are exempt from the levy of a customs duty. No assurances can be given that such tax benefits will be continued in the future or at their current levels.

     Although wage costs in India are significantly lower than in the United States, United Kingdom and similar markets for comparably skilled software engineering and other technical personnel, wages in India are increasing at a faster rate than in the United States and United Kingdom. In the past, India has experienced significant inflation and shortages of foreign exchange, and has been subject to civil unrest and acts of terrorism. Although the inflation rate for the periods discussed in this Prospectus has been insignificant, increases in inflation in the future could have a material adverse affect on the Company's business, operating results and financial condition. In addition, changes in interest rates, taxation or other social, political, economic or diplomatic developments affecting India in the future could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- The AremisSoft Strategy."


     On May 13, 1998, the United States imposed immediate economic sanctions against India, as required under Section 102 of the Arms Export Control Act, in response to the detonation by India of nuclear devices. Japan and certain other nations also announced sanctions against India. Although most of the current sanctions imposed by the United States restrict the United States from providing assistance to India and do not directly limit the activities of United States businesses, the precise ramifications of the sanctions are not expected to be known for some time. Further, although the current sanctions do not directly affect United States businesses, additional sanctions could be imposed which could have a material adverse effect on United States businesses with operations, sales or suppliers in India. In addition, one of the sanctions prohibits the export to India of specific goods and technology, which includes certain dual-use technologies and equipment such as computers and certain software products originating from the United States and controlled for nuclear or missile nonproliferation reasons. The United States Department of Commerce may also grant licenses exempting certain goods and common use items from the export prohibition on a case-by-case basis. Although the Company's operations have not been substantially affected by the sanctions to date and it does not believe its activities will be affected by the current sanctions, no assurances can be given that the Company's technologies will not, in the future, be included in the specific technologies subject to sanctions or affected by the prohibition on items exported by third parties.


COMPETITION

     The market for enterprise-wide applications software is intensely competitive, fragmented, subject to rapid changes and significantly affected by new product introductions and other market activities of industry participants. The Company's products are primarily designed for and marketed to mid-sized organizations in the Vertical Markets. A number of companies offer competitive products to organizations in the Vertical Markets. In addition, the Company faces indirect competition from suppliers of customized enterprise-wide applications software primarily designed for proprietary mainframe and minicomputer-based systems with highly customized software and the internal MIS departments of large organizations who develop their own systems. Many of the Company's present or potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. As a result, they may be able to respond more quickly than the Company to new or emerging technologies and to changes in customer requirements, or they may be able to devote greater resources to the development, promotion and sale of their products.

     The Company's products are currently marketed and sold primarily in the United Kingdom. The Company's principal competitors in the healthcare industry in the United Kingdom include Egton Medical Information Services ("EMIS"), Reuters Group plc ("Reuters"), AAH Meditel, GPASS, HCSL, Exeter Systems, Medical Care Systems, Microtest Europe Limited, PCTI Solutions Ltd. and Seetec Medical Systems. Principal competitors in the manufacturing industry include QAD Inc., FOURTH SHIFT Corporation ("Fourth Shift"), Symix Systems, Inc. ("Symix"), DataWorks Corporation ("DataWorks") and MDIS Group plc ("MDIS"). The Company's principal competitor in the United Kingdom in the hospitality industry is Innsite Hotel Services Ltd. and in Europe is MICROS-Fidelio International. In the construction industry, the Company's principal competitors include FCG Computer Systems/Red Sky Software Ltd., Misys plc, The Database Ltd., Engineering Technology Ltd. and Estimation Inc. The Company also believes that large enterprise software vendors, such as Oracle Corporation ("Oracle"), SAP AG ("SAP"), Baan Company N.V. ("Baan") and PeopleSoft, Inc. ("PeopleSoft") are increasing their marketing efforts to mid-sized organizations in the manufacturing sector, one of the Vertical Markets in which the Company competes. See "Business -- Vertical Markets." No assurances can be given that the Company will be able to compete successfully against any of these competitors.


     In addition, because the barriers to entry in the enterprise-wide applications software market are relatively low, additional competitors may emerge as the market continues to develop and expand. Because the enterprise-wide applications software market is fragmented, the Company also anticipates that acquisitions of competitors by large software companies or strategic alliances will occur and that significant consolidation in the Company's industry will occur over the next few years. Increased competition from new entrants to the industry or through strategic acquisitions or alliances could lead to price erosion, reduced margins or loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. Further, the Company's growth strategy has been and is expected to remain dependent to a significant extent on the Company's ability to acquire complementary businesses, products or technologies in the future. Increasing consolidation in the Company's industries will require the Company to compete with other software companies and alliances for strategic acquisition opportunities. No assurances can be given that the Company will be able to successfully identify acquisition opportunities, that any acquisitions will be successfully consummated and integrated into the Company's operations or that the Company will be successful in competing for acquisition opportunities. See "-- Assimilation of Acquisitions" and "Business -- Acquisition Strategy."


GOVERNMENT REGULATION OF HEALTHCARE PRODUCT SPECIFICATIONS


     The Company's healthcare products sold in the United Kingdom are regulated by the National Health Service (the "NHS"), a government agency, through a product accreditation procedure. While the Company's healthcare products currently meet NHS specifications for information systems, the requirements are expected to be updated pursuant to the NHS' new Information Management and Technology Strategy, which is expected to be published in April 1999. The new mandatory specifications are expected to be introduced to conform all information technology systems in the United Kingdom's healthcare marketplace. See "Business -- Vertical Markets -- Healthcare." Although the Company is currently modifying its healthcare industry products in anticipation of the proposed product specifications, no assurances can be given that the Company will be able to meet all such specifications or, if met, that the related costs will not be substantial or make the cost of the Company's healthcare products prohibitive for potential customers. In addition, the Company has experienced and expects to continue to experience a decrease in the number of purchases of its existing healthcare products as businesses in the healthcare industry in the United Kingdom postpone purchases pending release of the final new regulations and related product specifications. Such regulations and related product specifications, as well as future changes to NHS specifications for information systems, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Vertical
Markets -- Healthcare."


LENGTHY SALES AND IMPLEMENTATION CYCLES


     The Company's products are generally used for division- or enterprise-wide purposes and involve significant capital outlays by customers and relatively complex installations. Potential customers generally commit significant resources to an evaluation of available enterprise-wide applications software and require the Company to provide a significant level of education about the use and benefits of the Company's products. Sales of the Company's software products require an extensive marketing effort because decisions to license such software generally involve the evaluation of the software by a significant number of a potential customer's personnel in various functional and geographic areas, many of which may have specific and conflicting requirements. A variety of factors over which the Company has little or no control may cause potential customers to favor a particular supplier or to delay or forego a purchase. As a result of these or other factors, the sales cycles for the Company's products can be lengthy and vary among customers and across the Vertical Markets. See "Business -- Vertical Markets." The Company's typical sales cycle (i.e., the period from the initial contact with a customer to execution of a product license agreement) ranges from three to 12 months. As a result of the length of the sales cycle for its products, the Company's ability to forecast the timing and amount of specific sales is limited, and the delay or failure to complete one or more large license transactions could have a material adverse effect on the Company's business, operating results and financial condition and cause the Company's operating results to vary significantly from quarter to quarter. See "-- Loss History; Volatility and Seasonality of Quarterly Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's products are designed to perform or directly affect business-critical functions across many different functional and geographic areas of a customer's organization. Consequently, implementation of the Company's software is subject to delays over which the Company has little or no control. Delays in the completion of implementation of any of the applications of its products by the Company can result in delay in revenue recognition and may result in customer dissatisfaction or damage to the Company's reputation and could have a material adverse effect on the Company's business, operating results and financial condition. See "-- Loss History; Volatility and Seasonality of Quarterly Operating Results."

INTERNATIONAL OPERATIONS AND CURRENCY FLUCTUATIONS


     The Company currently has operations in the United Kingdom, United States, Argentina, Mexico, India, Ireland and Cyprus and independent distributors in 14 additional countries. A significant portion of the Company's revenues are received in currencies other than the United States dollar (the currency into which the Company's historical financial statements have been translated), primarily British pounds. In the past, the Company has not engaged in hedging transactions designed to manage currency fluctuation risks but may implement programs to mitigate foreign currency risk exposure in the future as the Company's management deems appropriate. Foreign currency transaction gains and losses arising from normal business operations are credited to, or charged against, earnings in the period realized. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to British pounds have caused and will continue to cause foreign currency transaction gains and losses. Because of the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency exchange rates, no assurances can be given that the Company will not experience currency losses in the future, nor can there be any assurances that foreign exchange rate fluctuations will not have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company's international operations are subject to other risks inherent in international business activities, such as the imposition of governmental controls, export license requirements, restrictions on the export of certain technology, cultural and language difficulties associated with servicing customers, the impact of a recessionary environment in economies outside the United States, reduced protection for intellectual property rights in some countries, the potential exchange and repatriation of foreign earnings, political instability, sanctions imposed as a result of violations of international law or other governmental action, trade restrictions, tariff changes, localization and translation of products for foreign countries, difficulties in staffing and managing international operations, difficulties in collecting accounts receivable and longer collection periods and the impact of local economic conditions and practices. See "-- Exposure to Regulatory and General Economic Conditions in India." The Company's success in expanding its international business will be dependent, in part, on its ability to anticipate and effectively manage these and other risks. No assurances can be given that these and other factors will not have a material adverse effect on the Company's business, operating results and financial condition.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE UNITED STATES SECURITIES LAWS


     A majority of the Company's directors, all of its executive officers and certain of the experts named in this Prospectus are nonresidents of the United States. A substantial portion of the assets of the Company and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons with respect to matters arising under the United States securities laws or to enforce against the Company or such persons in United States courts judgments of United States courts predicated upon civil liability under such securities laws. Further, there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgment of United States courts, of civil liabilities predicated upon United States securities laws.

DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL QUALIFIED PERSONNEL


     The Company's success depends, to a significant extent, upon a limited number of members of senior management of the Company and other key employees. The loss of the services of the Company's Chairman of the Board and Chief Executive Officer, Dr. Lycourgos K. Kyprianou, or other key personnel could have a material adverse effect on the Company's business, operating results and financial condition. The Company maintains and is the beneficiary under a key man life insurance policy in the amount of $3.0 million on the life of Dr. Kyprianou and maintains such insurance for certain other key personnel in amounts ranging from $150,000 to $500,000.


     The Company believes that its future operating results will also depend in significant part on its ability to attract and retain highly skilled technical, managerial, sales, marketing, service and support personnel. Competition for such personnel within the software industry is intense. Although the Company has increased the number of its technical, sales, services and support personnel in recent years, the Company could experience difficulty in recruiting such personnel in the future. The Company anticipates that it will need to continue to increase the size of its direct sales, services and support personnel in future periods. No assurances can be given that the Company will be successful in attracting and recruiting qualified personnel. An inability to hire qualified personnel on a timely basis could have a material adverse effect on the Company's business, operating results and financial condition. See
"-- Management of Growth."

YEAR 2000 AND EURO COMPLIANCE


     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. In addition, the Euro was introduced as the currency of participating nations of the European Union on January 1, 1999. Although the United Kingdom is not currently a participating European Union country, a significant number of the Company's customers are located in participating countries. As a result, the computer systems or software used by many companies may need to be upgraded to comply with Year 2000 and Euro requirements. The Company has developed a program and appointed a committee of senior executives to design and test its products as well as the products of its significant suppliers to ensure that such products are Year 2000 and Euro compliant. Although the Company believes all of the software products currently marketed by the Company are Year 2000 and Euro compliant and the Company has developed many upgrades for its products for purchase by customers to provide Year 2000 and Euro compliance, no assurances can be given that the Company's software products contain all necessary date code or other applicable modifications.



     The purchasing patterns of customers and potential customers may be affected by Year 2000 and Euro issues in a variety of ways. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 and Euro compliance. Even though the Company believes that Year 2000 and Euro compliance could create a marketing opportunity for the Company, the expenditures that potential customers are making may result in reduced funds available to purchase software products such as those offered by the Company. Many potential customers may also choose to defer purchasing Year 2000 and Euro compliant products until they believe it is absolutely necessary, thus resulting in potentially stalled sales within the industry. Conversely, Year 2000 and Euro compliance may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. Additionally, Year 2000 and Euro compliance could cause a significant number of companies, including current Company customers, to reevaluate their current enterprise software needs and, as a result, consider switching to products offered by other software vendors. Moreover, the Company believes that some customers may be purchasing the Company's products as an interim solution for Year 2000 or Euro compliance until their current software vendors reach compliance. No assurances can be given that such customers will purchase support services from the Company or that they will upgrade beyond their current version of the Company's software once their current software suppliers reach compliance. Any of the foregoing could have a material adverse effect on the Company's business, operating results and financial condition. For a discussion of the effects of Year 2000 and Euro compliance on the Company's internal information technology systems, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of the Year 2000 and Euro Compliance."


INTELLECTUAL PROPERTY RIGHTS


     The Company relies on the protection provided by applicable copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. The Company holds no patents or registered copyrights. Despite the Company's efforts, which afford only limited protection, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to reverse engineer or obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's software is difficult and, while the Company is unable to determine the extent to which piracy of its products exists, software piracy can be expected to be a problem. In addition, the laws of certain countries, such as India and the United Kingdom, do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Accordingly, no assurances can be given that the Company will be able to protect its proprietary rights against unauthorized third-party copying or use, which could adversely affect the Company's business operating results and financial condition. Further, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.


     The Company expects that enterprise-wide applications software products will increasingly be subject to claims of infringement relating to software codes as the number of products and competitors in the Company's industry segment grows and the functionality of products overlaps. No assurances can be given that legal actions claiming copyright or other intellectual property infringement will not be commenced against the Company, or that the Company would necessarily prevail in such litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. Any such claim, with or without merit, could be time-consuming, result in costly litigation and require the Company to enter into royalty and licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. A successful claim against the Company and the failure of the Company to develop or license a substitute technology could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Proprietary Rights and Licensing."

FIXED-PRICE SERVICE CONTRACTS


     The Company offers a combination of enterprise-wide applications software, implementation and support services to its customers. Certain customers have asked for, and the Company has from time to time entered into, fixed-price service contracts. These contracts require the Company to provide support services for a fixed price regardless of actual costs incurred by the Company in fulfilling its support service obligations. Revenues attributable to fixed-price service contracts were approximately 7%, 7% and 11% of total revenues for fiscal 1995, 1996 and 1997, respectively, and 15% of total revenues for the nine month period ended September 30, 1998. The Company may enter into additional fixed-price contracts in the future. No assurances can be given that the Company will be able to successfully complete these contracts within budget and the Company's inability to do so could have a material adverse effect on its business, operating results and financial condition.


CONTROL BY EXISTING STOCKHOLDERS


     Upon the completion of the Offering, Dr. Kyprianou and other members of management will beneficially own approximately 39% of the outstanding Common Stock (38% if the Underwriters' over-allotment option is exercised in full) and will have the ability to influence the control of all matters submitted for a stockholder vote, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations, sales of all or substantially all of the assets of the Company and other change in control transactions. Management's significant equity interest in the Company also may have the effect of making certain transactions more difficult without their support and may have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Stockholders" and "Description of Capital Stock."


BENEFITS OF THE OFFERING TO THE COMPANY'S PRINCIPAL STOCKHOLDERS



     The Offering is expected to create a public market for the Common Stock which may result in a substantial increase in the market value of the initial investments of the Company's principal stockholder, Dr. Lycourgos K. Kyprianou. Dr. Kyprianou beneficially owns 4,721,920 shares of Common Stock. Based upon an assumed initial public offering price of $12.00 per share, the value of the shares held by Dr. Kyprianou following the Offering will be approximately $56.6 million, representing an aggregate increase of approximately $45.3 million over the amount of consideration paid by Dr. Kyprianou at various times since 1994. See "-- Dilution; Dividends" and "Principal Stockholders."



ANTI-TAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW


     Certain provisions of the Company's Certificate of Incorporation, Bylaws and Delaware law could delay, defer or prevent a change in control of the Company. The Board of Directors has the authority to issue up to 15,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares, including voting rights, without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of the preferred stock that may be issued in the future. The Company's Certificate of Incorporation also includes provisions limiting the right of stockholders to take action by written consent. The Company's Bylaws contain advance notice requirements for stockholder nominations for election to the Board of Directors or for stockholder proposals of business to be considered at stockholder meetings. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner under the DGCL. The ability of the Board of Directors to issue shares of preferred stock without further stockholder approval, as well as the aforementioned provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law, could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. No assurances can be given that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters based on several factors and may not be indicative of the future market price of the Common Stock. The market price of the Common Stock is likely to be highly volatile and may be subject to significant fluctuations in response to actual or anticipated variations in quarterly operating results and other factors, such as announcements of technological innovations, new products or new contracts by the Company or its competitors, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, changes in earning estimates or recommendations by securities analysts, general market conditions or other events. In addition, equity markets have experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies and that has been unrelated or disproportionate to the operating performance of such companies. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may result in material adverse effects on the market price of the Common Stock. No assurances can be given that the market price of the Common Stock will not decline below the initial public offering price. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. No assurances can be given that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     Sales of a substantial number of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. The shares of Common Stock outstanding prior to the Offering will be eligible for sale in the public market at various times in the future. Upon the completion of the Offering, the Company will have issued and outstanding 13,500,067 shares of Common Stock (14,025,067 shares if the Underwriters' over-allotment option is exercised in full). The Company, all of the Company's executive officers and directors, and certain other stockholders of the Company have agreed that, without the prior written consent of Cruttenden Roth Incorporated, on behalf of the Underwriters, and subject to certain limited exceptions, they will not sell any shares of Common Stock for a period of 180 days after the date of this Prospectus. See "Underwriting." Substantially all of the shares to be outstanding upon the completion of the Offering, other than the shares being offered hereby, will be subject to the lock-up agreements described above or are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and are subject to certain restrictions on resale or transfer under the Securities Act. Upon expiration of the lock-up period described above, approximately 2,207,529 additional shares will be eligible for sale in the public market without restriction and 5,306,110 shares held by certain affiliates of the Company will become eligible for sale, subject to certain restrictions under Rule 144. See "Shares Eligible for Future Sale." In addition, certain stockholders of the Company have certain registration rights with respect to shares of Common Stock beneficially owned by such stockholders. See "Shares Eligible for Future Sale -- Registration Rights."


DISCRETION OVER USE OF PROCEEDS


     The principal purposes of the Offering are to repay indebtedness and to increase the Company's capital base and financial flexibility. After the repayment of indebtedness under bank credit facilities of approximately $13.0 million of the $14.4 million outstanding on December 31, 1998, the Company expects to use the remaining net proceeds from the Offering for general corporate purposes, including working capital and to fund potential acquisitions. However, after the repayment of indebtedness, the Company has no current specific plans for use of the net proceeds of the Offering. As a result, the Company's management will have broad discretion over the use of the net proceeds to the Company from the Offering. An inability to effectively apply the net proceeds could have a material adverse effect on the Company's business, operating results and financial condition. See "Use of Proceeds."


DILUTION; DIVIDENDS


     The initial public offering price is expected to be greater than the net tangible book value per outstanding share of Common Stock as of September 30, 1998. Accordingly, purchasers in the Offering will suffer immediate and
substantial dilution of $          in the net tangible book value per share of
the Common Stock from the initial public offering price. Additional dilution will occur upon exercise of outstanding warrants granted by the Company. See "Dilution."


     The Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

                          ORGANIZATION OF THE COMPANY


     The Company was incorporated in Delaware on June 1, 1998, in connection with a change of corporate domicile from Nevada to Delaware effective January
  , 1999 (the "Reorganization"). Immediately prior to and as part of the Reorganization, the Company effected a 1.711772-for-one reverse stock split. The Company, through predecessor entities, established software development activities in New Delhi, India in 1986 and commenced operations in the United Kingdom in 1992. The Company's predecessor, LK Global Information Systems, B.V., a Netherlands corporation, was incorporated on November 30, 1995, as part of a

Dutch holding company reorganization and change in corporate domicile from the United Kingdom to the Netherlands, which coincided with the Company's expansion into the healthcare, manufacturing and construction Vertical Markets. Prior to 1995, the Company operated primarily through LK Global Information Systems (U.K.) plc, which was incorporated in England and Wales on October 16, 1994, and several other operating entities, all of which were wholly owned by the Company's Chairman and Chief Executive Officer, Dr. Lycourgos K. Kyprianou. By December 31, 1996, all operating entities under the common control of Dr. Kyprianou had been consolidated into LK Global Information Systems, B.V. On October 30, 1997, the Company reorganized as a United States holding company, changing its corporate domicile from the Netherlands to the State of Nevada by acquiring Juno Acquisitions, Inc., a Nevada corporation ("Juno"), which was incorporated on November 16, 1992. As of October 30, 1997, Juno had not yet commenced material business operations. The Company's change in corporate domicile from the Netherlands to Nevada was structured as a share exchange and, in connection therewith, the name of the Nevada corporation was changed to AremisSoft Corporation. Although Juno issued new shares in the share exchange and became the ultimate parent in the Company's corporate structure, the transaction was accounted for as a "reverse acquisition" and, as a result, the historical financial statements and descriptions of the Company's business and other matters contained in this Prospectus relate to LK Global Information Systems, B.V., and its subsidiaries, rather than the prior operations of Juno.


                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby, based upon an assumed initial public offering
price of $12.00 per share, are estimated to be $          million ($
million if the Underwriters' over-allotment option, granted to the Underwriters by the Company and the Selling Stockholders, is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company.



     The principal purposes of the Offering are to provide increased visibility of the Company in a marketplace where many of its competitors are publicly held companies, to create a public market for the Common Stock, to increase the Company's equity capital, to facilitate future access by the Company to the public equity markets, to repay indebtedness and to fund potential acquisitions.



     The Company currently intends to use the net proceeds of the Offering to repay all borrowings outstanding under the Company's bank credit facilities, which totaled approximately $14.4 million as of December 31, 1998, and for working capital and other corporate purposes. The weighted average maturity of
indebtedness to be repaid upon the completion of the Offering was      years and
the weighted average interest rate of such indebtedness was      % per annum as
of December 31, 1998. The Company may also apply a portion of the net proceeds of the Offering to acquire or invest in businesses, products or technologies that are complementary to those of the Company. Although the Company has not identified any specific businesses, products or technologies that it may acquire, nor are there any current agreements or negotiations with respect to any such transactions, the Company from time to time evaluates such opportunities. Pending such uses, the net proceeds will be invested in government securities and other short-term, investment-grade, interest-bearing instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. Following the Offering, the Company does not intend to pay cash dividends because it intends to retain all earnings to support its planned growth. Any future dividends will be at the discretion of the Board of Directors, subject to a number of factors, including the Company's results of operations, general business conditions, capital requirements, general financial condition and other factors deemed relevant by the Board of Directors. The Company expects that any future credit facilities will restrict the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of September 30, 1998, on an actual basis and on an as adjusted basis to give effect to the Offering at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom.



                                                                SEPTEMBER 30, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Short-term debt(1)..........................................  $  7,215     $
Long-term debt, less current maturities(1)..................     8,616
Stockholders' equity (deficit):
  Preferred stock, par value $.001 per share; 15,000,000
     shares authorized; no shares issued and outstanding....        --           --
  Common stock, $.001 par value per share, 85,000,000 shares authorized; 10,000,067 shares issued and outstanding,
     actual; and 13,500,067 shares issued and outstanding,
     as adjusted(2).........................................        10
  Additional paid-in capital................................    27,068
  Accumulated other comprehensive income (loss)(3)..........    (2,065)
  Accumulated deficit.......................................   (32,454)
          Total stockholders' equity (deficit)..............    (7,441)
          Total capitalization..............................  $  1,175     $


---------------
(1) See Notes 5 and 6 of Notes to Consolidated Financial Statements.


(2) Excludes 51,117 shares of Common Stock underlying certain warrants. No options to purchase shares of Common Stock were outstanding as of September 30, 1998.


(3) See Note 1 of Notes to Consolidated Financial Statements.

                                    DILUTION


     The net tangible book value (deficit) of the Company as of September 30,
1998, was $     or $     per share. Net tangible book value (deficit) per share
represents the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by investors in the Offering and the net tangible book value per share immediately after the completion of the Offering. After giving effect to the sale by the Company of 3,500,000 shares of Common Stock offered hereby at an assumed an initial public offering price of $12.00 per share, and after deducting the estimated underwriting discount and Offering expenses payable by the Company, the net tangible book value (deficit) as of September 30, 1998, as adjusted, would have
been $     , or $     per share. This represents an immediate increase in net
tangible book value of $     per share to existing stockholders and an immediate
dilution in net tangible book value of $     per share to new investors at the
assumed initial public offering price. The following table illustrates this dilution per share:



Assumed initial public offering price per share.............  $12.00
Net tangible book value (deficit) per share as of September
  30, 1998..................................................  $
Increase in net tangible book value per share attributable
  to new investors..........................................  $
Net tangible book value per share after the Offering........  $
Dilution per share to new investors.........................  $
                                                              ======



     The following table summarizes, as of September 30, 1998, the total consideration paid and the average price per share paid by the existing stockholders and new investors, after giving effect to the sale by the Company of 3,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share.



                                      SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                     -------------------    -------------------      PRICE
                                      NUMBER     PERCENT    AMOUNT     PERCENT     PER SHARE
                                     --------    -------    -------    --------    ---------
                                                         (IN THOUSANDS)
Existing stockholders..............                         $                       $
New investors......................
                                     --------     -----     ------      ------
          Total....................               100.0     $            100.0
                                     ========     =====     ======      ======

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data set forth below as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, have been derived from the Company's Consolidated Financial Statements, which have been audited by independent auditors whose report is included elsewhere in this Prospectus. The selected consolidated financial data set forth below as of December 31, 1995, 1994 and 1993 and for each of the two years in the period ended December 31, 1994 have been derived from the Company's historical financial statements not included in this Prospectus. The selected consolidated financial data set forth below as of September 30, 1998 and 1997 and for the nine month periods then ended are derived from the unaudited Consolidated Financial Statements of the Company. The unaudited Consolidated Financial Statements have been prepared on a consistent basis with the audited Consolidated Financial Statements and, in the opinion of management, include all adjustments necessary for a fair presentation of the financial position and results of operations of the Company for the periods covered thereby. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The results of operations for the nine months ended September 30, 1998, are not necessarily indicative of the results to be expected for the full fiscal year or in the future.



                                                                                                             NINE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                       -------------------------------------------------   ----------------------
                                                       1993(1)   1994(2)   1995(3)    1996(4)    1997(5)    1997         1998
                                                       -------   -------   --------   --------   -------   -------    -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses..................................  $  812    $ 2,039   $  6,641   $ 12,052   $17,024   $11,053      $18,174
  Maintenance and services...........................   1,193      2,822      9,426     15,839    18,990    12,515       15,244
  Hardware and other.................................     665      1,588      5,355      6,541     6,360     4,291        2,852
                                                       -------   -------   --------   --------   -------   -------      -------
        Total revenues...............................   2,670      6,449     21,422     34,432    42,374    27,859       36,270
                                                       -------   -------   --------   --------   -------   -------      -------
Cost of revenues:
  Software licenses..................................     129        281        875      1,555     2,079     1,346        2,829
  Maintenance and services...........................     380        842      2,735      5,393     5,377     3,485        5,662
  Hardware and other.................................     585      1,323      4,829      5,760     5,147     3,458        2,374
  Amortization of purchased software and capitalized
    software development costs.......................     325        331      1,986      2,327        70        51          115
  Write off of purchased software costs..............      --         --        388         --        --        --           --
                                                       -------   -------   --------   --------   -------   -------      -------
        Total cost of revenues.......................   1,419      2,777     10,813     15,035    12,673     8,340       10,980
                                                       -------   -------   --------   --------   -------   -------      -------
Gross profit.........................................   1,251      3,672     10,609     19,397    29,701    19,519       25,290
Operating expenses:
  Sales and marketing................................     766      2,133     10,811     15,182    17,834    11,497       11,995
  Research and development...........................     251        521      6,428      6,409     6,233     4,641        4,165
  General and administrative.........................     436      1,282      3,442      5,605     5,227     3,923        3,345
  Amortization of intangible assets..................     607      2,550      3,176      5,144        97        72          195
  Write off of intangible assets.....................      --         --         --        505        --        --           --
                                                       -------   -------   --------   --------   -------   -------      -------
        Total operating expenses.....................   2,060      6,486     23,857     32,845    29,391    20,133       19,700
                                                       -------   -------   --------   --------   -------   -------      -------
Profit (loss) from operations(6).....................    (809)    (2,814)   (13,248)   (13,448)      310      (614)       5,590
Interest expense, net................................      (6)      (207)    (1,284)    (1,906)   (1,895)   (1,445)      (1,415)
                                                       -------   -------   --------   --------   -------   -------      -------
Income (loss) before income taxes....................    (815)    (3,021)   (14,532)   (15,354)   (1,585)   (2,059)       4,175
Income tax expense (benefit).........................       6        (54)        37        (50)       35        27        1,253
                                                       -------   -------   --------   --------   -------   -------      -------
Net income (loss)....................................  $ (821)   $(2,967)  $(14,569)  $(15,304)  $(1,620)  $(2,086)     $ 2,922
                                                       =======   =======   ========   ========   =======   =======      =======
Basic earnings (loss) per share......................  $(0.11)   $ (0.39)  $  (1.94)  $  (2.04)  $ (0.21)  $ (0.28)     $  0.29
                                                       =======   =======   ========   ========   =======   =======      =======
Diluted earnings (loss) per share....................  $(0.11)   $ (0.39)  $  (1.94)  $  (2.04)  $ (0.21)  $ (0.28)     $  0.29
                                                       =======   =======   ========   ========   =======   =======      =======
Weighted average number of shares used in computing:
Basic earnings (loss) per share(7)...................   7,504      7,504      7,504      7,504     7,518     7,504       10,000
                                                       =======   =======   ========   ========   =======   =======      =======
Diluted earnings (loss) per share(7).................   7,504      7,504      7,504      7,504     7,518     7,504       10,015
                                                       =======   =======   ========   ========   =======   =======      =======

                                                                         AS OF DECEMBER 31,                  AS OF SEPTEMBER 30,
                                                           -----------------------------------------------   --------------------
                                                           1993     1994      1995       1996       1997       1997        1998
                                                           -----   ------   --------   --------   --------   ---------    -------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................  $   1   $  120   $    255   $    867   $    239   $    243     $  456
Working capital (deficit)................................    522      863     (8,244)   (15,438)   (12,971)   (17,016)    (3,493)
        Total assets.....................................  2,668   10,012     22,729     18,449     17,242     16,503     29,523
Long-term debt...........................................    358      679     12,453     13,388     10,096     12,429      8,616
        Total stockholders' equity (deficit).............    196    2,219    (12,365)   (25,103)   (19,534)   (26,631)    (7,441)


---------------

(1) Includes the results of operations of businesses acquired between January and September 1993, representing approximately $2.3 million in revenues.



(2) Includes a full year of operations of the businesses acquired in 1993 and the results of operations of businesses acquired in October 1994, representing approximately $1.9 million in revenues.



(3) Includes a full year of operations of the businesses acquired in 1993 and 1994 and the results of operations of businesses acquired between March and October 1995, representing approximately $6.1 million in revenues.



(4) Includes a full year of operations of the businesses acquired in 1993, 1994 and 1995 and the results of operations of businesses acquired in March 1996, representing approximately $750,000 in revenues.



(5) Includes a full year of operations of the businesses acquired in 1993, 1994, 1995 and 1996.



(6) Includes amortization and write-off of capitalized software, software development costs and intangible assets of approximately $932,000, $2.9 million, $5.6 million, $7.8 million and $167,000 in 1993, 1994, 1995, 1996 and 1997, respectively, and approximately $123,000 and $310,000 for the nine months ended September 30, 1997 and 1998, respectively.



(7) The basis for the determination of shares used in computing basic earnings
    (loss) per share is described in Note 1 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with information contained in "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. All statements other than statements of historical fact included in the following discussion regarding the Company's financial position, business strategy and plans of management for future operations are forward-looking statements. These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed under "Risk Factors" and elsewhere in this Prospectus. The Company's actual results and stockholder values may differ materially from those anticipated and expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.


GENERAL


     AremisSoft develops, markets, implements and supports enterprise-wide applications software targeted to mid-sized organizations in the Vertical Markets. Its software products provide an array of functions that address the mission-critical information requirements of customers in the Vertical Markets. The Company was founded in Cyprus in 1978 as LK Global Information Systems (Cyprus) Limited and originally focused on developing customized enterprise-wide applications software for international organizations located in the Middle/Near East. In 1986, the Company established its New Delhi, India software development and support facility to access the skilled Indian labor force and capture cost efficiencies. The Company established operations in the United Kingdom in 1992. From 1993 to 1996, the Company successfully completed eleven acquisitions and established operations in the United States, Mexico, Argentina and Ireland. As of January 25, 1999, the Company had 520 full time employees and operations in seven countries.


     The Company derives its revenues primarily from software licenses, maintenance and service contracts and hardware sales. Software license revenues are mainly derived from the licensing and service of industry-specific software applications, primarily the sale of upgrades to existing customers. Maintenance and service contract revenues are primarily derived from the ongoing support of installed software and training, consulting and implementation services. Occasionally, the Company may discount its fees on relatively large service contracts to remain competitive. Hardware sales revenues are primarily derived from the sale of third-party hardware to customers requiring turnkey solutions.

     For the year ended December 31, 1997, 44%, 22%, 22% and 8% of the Company's revenues were derived from customers in the healthcare, manufacturing, hospitality and construction markets, respectively. The remaining 4% of the Company's revenues for the year ended December 31, 1997, was derived from sales to approximately 1,000 relatively small customers in various industries primarily based in Cyprus and India. For the year ended December 31, 1997, 75% of the Company's revenues were derived from customers located in the United Kingdom and 15% from customers located in Europe. The remaining 10% of revenues for the year ended December 31, 1997, were derived from customers located in North and South America, Cyprus and other regions.


     The Company generally experiences significant differences in profit margins from software licenses, maintenance and services, and hardware. For example, for the years 1995, 1996, 1997 and the nine months ended September 30, 1998, gross profit margins for software licenses were 87%, 87%, 88% and 84%, respectively; for maintenance and services were 71%, 66%, 72% and 63%, respectively; and for hardware were 10%, 12%, 19% and 17%, respectively. The Company's overall gross profit margin is affected by the relative mix of its products and services having different profit margins.



     The sales cycles for the Company's products can vary significantly among customers and across the Vertical Markets. Historically, the Company's sales cycles have ranged from three to 12 months. Similar to other enterprise-wide applications software companies, the Company has experienced and expects to continue to experience seasonal fluctuations in its operating results. See "Risk Factors -- Loss History; Volatility and Seasonality of Quarterly Operating Results." The Company has generally realized lower revenues in its first and second fiscal quarters and higher revenues in its third and fourth fiscal quarters. This is due, in part, to the March 31 fiscal year-end of many of the Company's customers. During the Company's first fiscal quarter, many customers have already expended their information technology budgets. As a result, the Company's third and fourth fiscal quarters generally reflect greater revenue recognition because of a higher concentration of software system installations.


     The Company recognizes software license and hardware revenues at the time of the installation, provided no significant obligations remain, collection of the resulting receivable is deemed probable, and no substantial customization or modification to core software is required. The Company recognizes software license and service revenues on a percentage to completion basis when, among other things, customer contracts require substantial customization or modification to the Company's core software in order to meet the customer's specifications. Maintenance contract revenues are recognized ratably over the life of the contract, service contract revenues are recognized in accordance with the terms of the contract and add-on hardware sales revenues are recognized when the hardware is shipped to the customer. The Company believes that its accounting policies are consistent with the guidance provided by the American Institute of Certified Public Accountants' Statement of Position (97-2), Software Revenue Recognition.



     The cost of software license revenues consists primarily of personnel costs as well as the costs of third-party software, media and freight. The cost of maintenance and service contract revenues consists primarily of salary, travel and other personnel costs. In addition, cost of service revenues may include the cost of outsourcing services when relatively large service contracts require resources in excess of the Company's resources. In general, the Company's costs are higher when services are outsourced. Costs incurred as a result of outsourcing were approximately $250,000, $940,000 and $320,000 for the years ended December 31, 1995, 1996 and 1997, respectively, and $1.25 million for the nine months ended September 30, 1998. The cost of hardware revenues consists primarily of the cost of hardware purchased from third parties.


     Sales and marketing expenses consist primarily of sales personnel costs, advertising and other public relations expenses. Research and development expenses consist primarily of personnel costs, facility overhead and other expenses associated with the development of new and enhanced products and technologies. General and administrative expenses include salaries and benefits for administrative, executive, finance, legal, human resources, data center, distribution and internal systems personnel and associated overhead costs, as well as bad debt, accounting and legal expenses. General and administrative expenses also include depreciation, which represents the write down of the cost of tangible fixed assets over their expected useful lives. Amortization of intangible assets consists of the amortization of customer lists and management contracts of acquired businesses.


     The Company continues to make substantial investments and operational cost improvements in its sales and marketing, research and development and administrative infrastructure. From the year ended December 31, 1995, through the nine month period ended September 30, 1998, the Company increased its sales and marketing staff from 85 employees to 270 employees. During this same period, the Company reduced its total research and development and administrative staff from 331 employees to 250 employees. The major impetus behind this transition is the continuous shift of the research and development and, to a lesser degree, administrative functions from the United Kingdom to India, where the relative cost of operations is lower. During this period, the Company's research and development and administrative personnel in India increased from 115 to 165, while research and development and administrative personnel in the United Kingdom and other countries decreased from 216 to 85.



     The Company has several software products which are under development or were recently released. The Company expects a number of customers currently using rejuvenated or legacy products to transition to the Company's new products, which would likely reduce the number of installed customers of the rejuvenated or legacy products. The ViXEN Windows product is expected to be released in the second quarter of 1999. MTMS Windows is expected to be released in the fourth quarter of 1999. In the fourth quarter of 1999, the

Company released the Aremis 4.0 PMS and GCS for Windows products. The Company incurred development expenses of approximately $1.0 million, $700,000, $595,000 and $460,000 and expects to incur additional expenses of approximately $125,000, $295,000, $285,000 and $20,000 in connection with the development of Aremis 4.0 PMS, ViXEN Windows, MTMS Windows and GCS for Windows products, respectively.



     The Company capitalizes the qualifying costs of developing its software products. Capitalization of such costs requires that technological feasibility has been established, normally at the completion of a detailed program design. Development costs incurred prior to the establishment of technological feasibility are expensed as incurred. When the software is fully documented and available for unrestricted sale, capitalization of development costs ceases, and amortization commences and is computed on a product-by-product basis, based on either a straight-line basis over the economic life of the product or the ratio of current gross revenues to the total of current and anticipated future gross revenues, whichever is greater.



     The Company capitalizes as purchased software the costs associated with software products either purchased from other companies for resale or developed by other companies under contract with the Company. The cost of the software is amortized on the same basis as capitalized software development costs. The amortization period is re-evaluated quarterly with respect to certain external factors including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.



     A significant portion of the Company's business is conducted in currencies other than United States dollars (the currency into which the Company's historical financial statements have been translated). Historically, the Company has recorded a majority of its operating expenses in British pounds, and a substantial portion of its research and development costs in Indian rupees. The Company's consolidated balance sheets are translated into United States dollars at the exchange rate prevailing at the balance sheet dates, and the statements of operations and cash flows are translated into United States dollars at the average exchange rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of stockholders' equity. Increases in the exchange rate from British pounds to United States dollars used from one year to the next negatively impact stockholders' equity and decreases in the exchange rate positively impact stockholders' equity. For example, because the exchange rate used to translate the Company's balance sheet for the year ended December 31, 1996 was 10% higher than the rate used for 1995, the translation adjustment resulted in a reduction in stockholder's equity of $2.74 million for 1996. Because the exchange rate used to translate the Company's balance sheet for the year ended December 31, 1997 was 4% lower than the rate used for the year ended December 31, 1996, the translation adjustment resulted in an increase in stockholders' equity of $785,000 for 1997.



     Net gains and losses resulting from currency exchange transactions are included in the Company's Statement of Operations. The Company did not incur material net foreign exchange transaction losses in 1995, 1996 or 1997, or for the nine month period ended September 30, 1998. Because of the number of currencies involved, the constant currency exposures and the substantial volatility of exchange rates, no assurances can be given that the Company will not experience currency losses in the future. The Company cannot predict the effect of exchange rate fluctuations on the Company's future operating results. The Company has not previously undertaken hedging transactions to cover its currency exposure, but may implement programs to mitigate foreign currency risk exposure in the future as management deems appropriate. See "Risk Factors -- International Operations and Currency Fluctuations."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of revenues represented by each item in the Company's Consolidated Statements of
Operations:


                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                              YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                        ------------------------------------    --------------
                                                        1993    1994    1995    1996    1997    1997     1998
                                                        ----    ----    ----    ----    ----    -----    -----
Revenues:
  Software licenses...................................   30%     32%     31%     35%     40%      40%      50%
  Maintenance and services............................   45      44      44      46      45       45       42
  Hardware and other..................................   25      24      25      19      15       15        8
                                                        ---     ---     ---     ---     ---      ---      ---
         Total revenues...............................  100     100     100     100     100      100      100
                                                        ---     ---     ---     ---     ---      ---      ---
Cost of revenues:
  Software licenses...................................    5       4       4       5       5        5        8
  Maintenance and services............................   14      13      13      16      13       13       16
  Hardware and other..................................   22      21      22      16      12       12        7
  Amortization of purchased software and capitalized
    software development costs........................   12       5       9       7      --       --       --
  Write off of purchased software costs...............   --      --       2      --      --       --       --
                                                        ---     ---     ---     ---     ---      ---      ---
         Total cost of revenues.......................   53      43      50      44      30       30       31
                                                        ---     ---     ---     ---     ---      ---      ---
  Gross profit........................................   47      57      50      56      70       70       69
                                                        ---     ---     ---     ---     ---      ---      ---
Operating expenses:
  Sales and marketing.................................   29      33      51      44      42       41       33
  Research and development............................    9       8      30      19      15       17       11
  General and administrative..........................   16      20      16      16      12       14        9
  Amortization of intangible assets...................   23      40      15      15      --       --       --
  Write off of intangible assets......................   --      --      --       1      --       --       --
                                                        ---     ---     ---     ---     ---      ---      ---
         Total operating expenses.....................   77     101     112      95      69       72       53
                                                        ---     ---     ---     ---     ---      ---      ---
Profit (loss) from operations.........................  (30)    (44)    (62)    (39)      1       (2)      16
Interest expense, net.................................    1       3       6       6       5        5        4
                                                        ---     ---     ---     ---     ---      ---      ---
Income (loss) before income taxes.....................  (31)    (47)    (68)    (45)     (4)      (7)      12
Income tax (expense) benefit..........................   --       1      --      --      --       --       (3)
                                                        ---     ---     ---     ---     ---      ---      ---
Net income (loss).....................................  (31)%   (46)%   (68)%   (45)%    (4)%     (7)%      9%
                                                        ===     ===     ===     ===     ===      ===      ===



NINE MONTHS ENDED SEPTEMBER 30, 1998, COMPARED TO SEPTEMBER 30, 1997


  Revenues


     Total revenues increased 31% to $36.3 million for the nine months ended September 30, 1998, from $27.9 million for the nine months ended September 30, 1997. This increase was due primarily to higher software license revenues and associated maintenance and service contract revenues, principally generated by the manufacturing and hospitality divisions, which were partially offset by a slight decrease in revenues from the healthcare division. The Company believes the decrease in healthcare related revenues is attributable to delayed purchasing decisions by existing and potential customers pending release of new regulations in the United Kingdom healthcare industry.



     Software license revenues increased 64% to $18.2 million for the nine months ended September 30, 1998, from $11.1 million for the nine months ended September 30, 1997. This increase is primarily due to the growth in the number of installed customers, increased sales of license for the Company's Aremis 4.0 products, and price increases. As a percentage of total revenues, license revenues increased to 50% for the nine months ended September 30, 1998, from 40% for the nine months ended September 30, 1997, reflecting the Company's strategy to increase its higher margin software license revenues as a percentage of total revenues.

     Maintenance and service contract revenues increased 22% to $15.2 million for the nine months ended September 30, 1998, from $12.5 million for the nine months ended September 30, 1997, as a result of the increase in the number of installed customers and the growth in software license revenues. As a percentage of total revenues, maintenance and service contract revenues declined to 42% for the nine months ended September 30, 1998, from 45% for the nine months ended September 30, 1997.



     Hardware and other revenues decreased 50% to $2.9 million for the nine months ended September 30, 1998, from $4.3 million for the nine months ended September 30, 1997. As a percentage of total revenues, hardware and other revenues declined to 8% for the nine months ended September 30, 1998, from 17% for the nine months ended September 30, 1997, reflecting the Company's strategy to reduce the sale and installation of lower margin third-party hardware.


  Cost of Revenues


     Cost of revenues increased 29% to $10.9 million for the nine months ended September 30, 1998, from $8.3 million for the nine months ended September 30, 1997, primarily due to the increase in total revenues. As a percentage of total revenues, cost of revenues increased to 31% for the nine months ended September 30, 1998, from 30% for the nine months ended September 30, 1997, primarily due to an increase in software license revenues.


  Sales and Marketing


     The Company's sales and marketing expenses increased 4% to $12.0 million for the nine months ended September 30, 1998, from $11.5 million for the nine months ended September 30, 1997, primarily due to the expansion of sales and marketing activities in the United States, Mexico and Argentina. As a percentage of total revenues, sales and marketing expenses declined to 33% for the nine months ended September 30, 1998, from 41% for the nine months ended September 30, 1997, primarily due to increased efficiencies in the Company's sales and marketing operations.


  Research and Development


     Research and development expenses declined 10% to $4.2 million for the nine months ended September 30, 1998, from $4.6 million for the nine months ended September 30, 1997. As a percentage of total revenues, research and development expenses declined to 11% for the nine months ended September 30, 1998, from 17% of revenues for the nine months ended September 30, 1997. This decline was primarily due to (i) cost savings resulting from the shifting of research and development functions from the United Kingdom to India and (ii) a significant portion of the planned expenditures relating to the Company's new generation of software products having been incurred in prior accounting periods.


  General and Administrative


     General and administrative expenses declined to $3.3 million for the nine months ended September 30, 1998, from $3.9 million for the nine months ended September 30, 1997. As a percentage of total revenues, general and administrative expenses declined to 9% for the nine months ended September 30, 1998, from 14% for the nine months ended September 30, 1997. This decline reflects the effect of the Company's cost-cutting and cost control measures, including the closure of the Company's office at Dukes Court, Central Woking, England, during the fourth quarter of 1997.


  Net Interest Expense


     Net interest expense reflects interest on the Company's bank credit facilities, as reduced by interest income on cash balances. Net interest expense declined 2% to $1.4 million for the nine months ended September 30, 1998, from $1.5 million for the nine months ended September 30, 1997, primarily due to a reduction in amounts outstanding under the Company's bank credit facilities.

  Income Taxes


     There was a provision for income taxes recorded for the nine months ended September 30, 1998, of $1.3 million. The Company recorded a provision for income taxes of $27,000 for the nine months ended September 30, 1997.



     Recoverability of the deferred tax asset has been reviewed at September 30, 1998, and although certain subsidiaries are likely to generate taxable income in the year ending December 31, 1998, no assurances can be given that the level of taxable income will be sustained at an adequate level in the appropriate subsidiaries. It must therefore be considered more likely than not that the deferred tax benefit will not be recognized at this stage.



FISCAL YEAR ENDED DECEMBER 31, 1997, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1996


  Revenues

     Total revenues increased 23% to $42.4 million for 1997 from $34.4 million for 1996, primarily due to increased software license revenues and associated maintenance contract revenues for 1997. This increase was partially offset by a decrease in hardware and other and service contract revenues.


     Software license revenues increased 40% to $17.0 million for 1997 from $12.1 million for 1996, primarily due to an increase in the number of software licenses sold. This increase in software licenses sold consisted principally of upgrades of the Company's MTMS, GCS and IGS products to existing customers and an increase in the average price of individual software licenses. As a percentage of total revenues, software license revenues increased to 40% for 1997 from 35% for 1996, reflecting the increase in the number of software licenses sold and a decline in service contract and hardware and other revenues.


     Maintenance and service contract revenues increased 20% to $19.0 million for 1997 from $15.8 million for 1996. As a percentage of total revenues, maintenance and service contract revenues declined to 45% for 1997 from 46% for 1996, primarily as a result of the completion of certain large contracts in 1996.

     Hardware and other revenues declined 2% to $6.4 million for 1997 from $6.5 million for 1996. As a percentage of total revenues, hardware and other revenues declined to 15% for 1997 from 19% for 1996, primarily as a result of the Company's efforts to reduce the sale of lower margin third-party hardware.

  Cost of Revenues


     Cost of revenues declined 15% to $12.7 million for 1997 from $15.0 million for 1996. As a percentage of total revenues, cost of revenues declined to 30% for 1997 from 44% for 1996. This decline was primarily due to (i) the reduction of amortization charges relating to purchased and capitalized software, which totaled $70,000 for 1997 compared with $2.3 million for 1996. The decline in amortization expense from 1996 to 1997 was attributable to a majority of the purchased software costs acquired between 1993 and 1995 being fully amortized at December 31, 1996, (ii) reduced costs for services as a result of the decreased use of outside consultants, which totaled $1.3 million for 1997 and $2.4 million for 1996, and (iii) lower hardware costs as a result of the Company's efforts to reduce its sales of lower margin third-party hardware. The cost of hardware and other revenues totaled $5.1 million, or 12% of total revenues, for 1997 and $5.8 million, or 16% of total revenues, for 1996.


  Sales and Marketing

     Sales and marketing expenses increased 17% to $17.8 million for 1997 from $15.2 million for 1996, primarily due to an increase in marketing activity as well as costs associated with the Company's expansion in the United States, Mexico and Argentina. As a percentage of total revenues, sales and marketing expenses declined to 42% for 1997 from 44% for 1996, primarily as a result of the realization of operating efficiencies in the United Kingdom in connection with the integration of acquired businesses.

  Research and Development

     Research and development expenses declined 3% to $6.2 million for 1997 from $6.4 million for 1996. As a percentage of total revenues, research and development expenses declined to 15% for 1997 from 19% for 1996, primarily due to the cost savings resulting from the shifting of research and development functions from the United Kingdom to India. In addition, a significant portion of the planned expenditures relating to the Company's new generation of software products were incurred in prior accounting periods.

  General and Administrative

     General and administrative expenses declined 7% to $5.2 million for 1997 from $5.6 million for 1996. As a percentage of total revenues, general and administrative expenses declined to 12% for 1997 from 16% for 1996. This decline reflects the effect of the Company's cost-cutting and cost control measures in 1997, including the closure of the Company's office at Dukes Court, Central Woking, England, during the fourth quarter of 1997.

  Amortization of Intangible Assets


     Amortization of intangible assets declined to $97,000 for 1997 from $5.1 million for 1996, primarily due to the accelerated expiration of amortization periods as a result of the termination of certain management employment agreements in 1996.


  Net Interest Expense

     The net interest expense was $1.9 million for each of 1997 and 1996. Although the Company's outstanding indebtedness was higher in 1997, net interest expense remained constant as a result of an overall decrease in the Company's cost of borrowings.

  Income Taxes

     The Company recorded a provision for income taxes of $35,000 for 1997 compared to a benefit of $50,000 for 1996.


FISCAL YEAR ENDED DECEMBER 31, 1996, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1995


  Revenues

     Total revenues increased 61% to $34.4 million for 1996 from $21.4 million for 1995, primarily due to increased software license revenues and associated maintenance and service contract revenues as well as the inclusion of revenues from businesses acquired in 1995.


     Software license revenues increased 83% to $12.1 million for 1996 from $6.6 million for 1995, primarily due to an increase in the number of software licenses sold, which principally consisted of sales of upgrades to the Company's AMSyS and Fundholding products to existing customers, and an increase in the average price of individual software licenses. As a percentage of total revenues, software license revenues increased to 35% for 1996 from 31% for 1995, reflecting that the increases in the Company's software license revenues exceeded the increases in maintenance and service contract and hardware and other revenues.


     Maintenance and service contract revenues increased 68% to $15.8 million for 1996 from $9.4 million for 1995. As a percentage of total revenues, maintenance and service contract revenues increased to 46% for 1996 from 44% for 1995. This increase was primarily attributable to an increase in the number of installed customers as a result of an increase in software licenses sold and the integration of businesses acquired in 1995.

     Hardware and other revenues increased 20% to $6.5 million for 1996 from $5.4 million for 1995, primarily as a result of the Company's growth in system sales in which the Company's software products are sold with hardware pursuant to turnkey contracts. As a percentage of total revenues, hardware and other revenues decreased to 19% for 1996 from 25% for 1995, reflecting the Company's efforts to reduce sales of lower margin third-party hardware.

  Cost of Revenues


     Cost of revenues increased 39% to $15.0 million for 1996 from $10.8 million for 1995, primarily due to an increase in the number of installed customers. As a percentage of total revenues, cost of revenues declined to 44% for 1996 from 50% for 1995, primarily as a result of (i) a reduction in hardware and other costs, as a percentage of total revenues, to 16% for 1996 from 22% for 1995, and
(ii) a reduction in amortization charges and write-offs relating to purchased and capitalized software, as a percentage of total revenues, to 7% for 1996 from 11% for 1995. This decline was partially offset by higher cost of revenues for service contracts as a result of the increased use of outside consultants in 1996.


  Sales and Marketing

     Sales and marketing expenses increased 41% to $15.2 million for 1996 from $10.8 million for 1995, primarily due to an increase in marketing activity as well as costs associated with the Company's expansion in the United States, Mexico and Argentina. As a percentage of total revenues, sales and marketing expenses declined to 44% for 1996 from 51% for 1995, primarily due to the realization of operating efficiencies in the United Kingdom in connection with the integration of acquired businesses.

  Research and Development

     Research and development expenses totaled $6.4 million for each of 1996 and 1995. As a percentage of total revenues, research and development expenses declined to 19% for 1996 from 30% for 1995, primarily due to the increase in total revenues and relatively constant research and development expenses.

  General and Administrative

     General and administrative expenses increased 65% to $5.6 million for 1996 from $3.4 million for 1995, primarily due to an increase in the number of installed customers. As a percentage of total revenues, general and administrative expenses were 16% for each of 1996 and 1995.

  Amortization of Intangible Assets

     Amortization of intangible assets increased 75% to $5.6 million for 1996 from $3.2 million for 1995, primarily due to the accelerated expiration of amortization periods as a result of the termination of certain management employment agreements in 1996.

  Net Interest Expense

     Net interest expense increased 46% to $1.9 million for 1996 from $1.3 million for 1995, primarily due to greater amount of indebtedness outstanding in 1996.

  Income Taxes

     The Company recorded a benefit for income taxes of $50,000 in 1996 compared to a provision for income taxes of $37,000 in 1995.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has funded its operations since inception primarily through cash generated from operations, borrowings under bank credit facilities, private placements of equity securities and equity contributions by its principal stockholder. As of September 30, 1998, the Company had $456,000 of cash and cash equivalents and a $7.2 million short-term demand facility. The Company had a working capital deficit of $3.5 million as of September 30, 1998.

     The Company had an operating cash flow deficit of $5.4 million for the nine months ended September 30, 1998. This deficit was primarily due to increases in receivables and reductions in deferred revenue and accrued expenses which was partially offset by an increase in accounts payable. The Company had operating cash flow deficits of $4.0 million, $1.3 million and $6.1 million for 1997, 1996 and 1995, respectively. Operating cash flow is affected by seasonality, among other factors, and is often disproportionately higher in the Company's third and fourth quarters than in the first two quarters of its fiscal year.



     Accounts receivable increased to $18.9 million as of September 30, 1998, from $9.7 million as of September 30, 1997. Accounts receivable declined to $9.5 million as of December 31, 1997, from $11.0 million as of December 31, 1996. During 1997, the Company funded $2.6 million of prepaid expenses and $5.7 million of deferred maintenance revenues from cash flows from operating activities.



     The Company utilized cash for investing activities of $2.0 million for the nine months ended September 30, 1998, and $1.0 million, $4.1 million and $8.4 million for 1997, 1996 and 1995, respectively. During these periods, the Company experienced significant growth and invested in property and equipment. In 1996 and 1995, the Company expended $3.3 million and $7.5 million (net of cash acquired), respectively, to purchase complementary businesses.



     Cash provided by financing activities was $7.7 million for the nine months ended September 30, 1998, and $4.5 million, $6.5 million and $14.8 million for 1997, 1996 and 1995, respectively. Financing activities for the nine months ended September 30, 1998, primarily consisted of a private placement of $9.3 million of equity securities. Financing activities for 1997 primarily consisted of a private placement of $6.4 million of equity securities and repayment of bank indebtedness of $2.0 million. In 1996, financing activities primarily consisted of a stockholder contribution of $5.3 million, long-term borrowings under the Company's bank credit facilities of $1.9 million, an increase in the short-term demand facility of $1.3 million and repayment of bank indebtedness of $1.7 million. Financing activities in 1995 primarily consisted of long-term borrowings of $13.5 million under the Company's bank credit facilities and an increase in the short-term demand facility of $1.8 million.



     As of September 30, 1998, the Company had outstanding indebtedness under its bank credit facilities of $15.8 million, which included approximately $2.4 million with maturities of one year or less at interest rates ranging from Sterling LIBOR plus 3% to Sterling LIBOR plus 4% and a $4.4 million short-term demand facility that bears interest at the lending bank's base rate plus the applicable margin. The Company intends to repay a substantial portion of the outstanding indebtedness under its bank credit facilities from the net proceeds from the Offering. As of December 31, 1998, the indebtedness outstanding under the Company's bank credit facilities was approximately $14.4 million.


     The Company believes that the net proceeds from the Offering, together with existing cash and cash equivalents, will be sufficient to meet the Company's working capital and currently planned expenditure requirements for the next 12 months. The Company may, from time to time, consider acquisitions of complementary businesses, products or technologies, which may require additional financing. In addition, continued growth in the Company's business may, from time to time, require additional capital. No assurances can be given that additional capital will be available to the Company at such time or times as such capital may be required or, if available, that it will be on commercially acceptable terms or would not result in additional dilution to the Company's stockholders.

IMPACT OF THE YEAR 2000 AND EURO COMPLIANCE


     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's or its suppliers' and customers' computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The issue has grown in importance as the use of computers and microchips has become more pervasive and interdependence between computer systems has increased. The Company could be materially and adversely affected either directly or indirectly by the Year 2000 issue. This could occur if any of its critical computer systems or equipment containing embedded logic fails, if the local infrastructure (electric power, phone systems, or water system) fails, or if its significant suppliers or customers are adversely impacted. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. In addition, in January 1999 the Euro was introduced as the predominant currency of a number of participating nations in the European Union. Although the United Kingdom is not currently a participating nation, the introduction of the Euro raises compliance issues for business transacted with entities in participating nations.



     Failure of the Company to complete testing and renovation of its critical systems on a timely basis could have a material adverse effect on the Company's financial condition and operating results, as could Year 2000 and Euro compliance problems experienced by others with whom the Company does business. Because of the range of possible issues and the large number of variables involved, it is impossible to quantify the potential cost of problems should the Company's remediation efforts or the efforts of those with whom it does business not be successful.



     The Company's internal information system is a client/server environment and the Company believes its internal information system is currently both Year 2000 and Euro compliant. The Company initiated a program to assess the Year 2000 readiness of its operations including its noninformation technology systems. The Company has also established a committee comprised of senior executive representatives from its subsidiaries in each of the Vertical Markets to address Year 2000 status with respect to the Company's hardware, software, operating systems, development tools and languages as well as its facilities and equipment including, among other things, its security devices and telephone switchboards. After completion of a significant portion of its program, the Company has not identified any significant Year 2000 or Euro compliance problems, but will continue to monitor its information systems. However, no assurances can be given that Year 2000 or Euro compliance problems will not eventually occur with respect to the Company's information systems which, depending on the nature and scope of the problem, could have a material adverse effect on its business, operating results and financial condition.



     The Company has also begun formal communications with key suppliers to determine the extent to which the failure of third parties to remedy their own Year 2000 or Euro compliance problems would materially affect the Company. The Company has received representations from a majority of its significant suppliers of third-party software and hardware that their products are Year 2000 and Euro compliant. The Company has also tested certain third-party products in an effort to confirm their representations of Year 2000 and Euro compliance. The Company has not received any indication from its suppliers that Year 2000 or Euro compliance may materially affect their ability to conduct business. In the event such suppliers' ability to service the Company's requirements is affected by Year 2000 or Euro compliance problems, the Company may find it necessary to enter into alternative arrangements with other third party suppliers and the Company has begun to detail such contingency arrangements. No assurances can be given that alternative third-party suppliers will be successful in meeting the Company's requirements or, if met, that the terms of the arrangement will be as favorable as those of the Company's current suppliers, which could increase the Company's expenses and have a material adverse effect on the Company's business, operating results or financial condition.



     The costs incurred by the Company in connection with Year 2000 compliance issues were $126,000 for the nine month period ended September 30, 1998, and $288,000, $123,000, and $186,000 for fiscal 1995, 1996, and 1997, respectively.
The Year 2000 related costs have been funded from the continuing operations of the Company and, as of September 30, 1998, have constituted approximately 15% of the Company's information systems budget for 1998.



     The Company estimates that its total costs to complete Year 2000 compliance will be approximately $1.0 million. Certain information system projects at the Company have been deferred as a result of Year 2000 compliance efforts. However, these deferrals are not expected to have a material adverse effect on the Company's business.

                                    BUSINESS

THE COMPANY


     AremisSoft develops, markets, implements and supports enterprise-wide applications software targeted at mid-sized organizations in the healthcare, manufacturing, hospitality and construction industries (the "Vertical Markets"). The Company's software products help streamline and enhance an organization's ability to manage and execute mission-critical functions such as accounting, purchasing, manufacturing, customer service and sales and marketing. The Company has established a software development and support facility in New Delhi, India, which currently has 186 employees. The Company believes that its India facility provides significant organizational efficiencies and cost advantages in its software development process. AremisSoft products are designed to be the primary business software that organizations in the Vertical Markets use to generate and disseminate information across the enterprise in order to respond rapidly to changing market environments and customer needs. The Company has licensed its software products to more than 5,000 customers.



     The Company strategically targets customers in the Vertical Markets with annual revenues of less than $200 million. Through its concentrated product focus, AremisSoft believes that it has developed substantial industry expertise in the Vertical Markets. In addition, the Company has developed a three-tiered, object-oriented software architecture (the "Aremis Architecture"), which achieves economies of scale and cost reductions in the software development process by capitalizing on the common functional requirements of customers across a variety of industries. The Company believes that the Aremis Architecture enables it to produce high quality, scalable products with substantially reduced software development, implementation and maintenance costs.



     In the past five years, the Company has experienced rapid growth, both internally and through acquisitions, with revenues increasing from $2.7 million in 1993 to $42.4 million in 1997. During this period, the Company successfully acquired and integrated the operations of eleven businesses, which were principally operating in the United Kingdom. In each acquisition, the Company sought to reduce expenses, rejuvenate the existing products of the acquired business and transition the customers to products that utilize the Aremis Architecture. The Company's software development and support facility in India provides the Company access to highly-skilled technical personnel who are responsible for rejuvenating the acquired products and developing new products in a cost-effective manner.



     The Company markets its software products primarily through its own sales force and provides product support worldwide through ten offices in seven countries. To date, the majority of the Company's revenues have been generated from customers located in the United Kingdom. Such customers comprised approximately 70% of total revenues for the first nine months of 1998. Customers using the Company's software products include Southampton Multifund (healthcare), Birmingham Multifund (healthcare), Telefon AB LM Ericsson (manufacturing), Nabisco Biscuit Co. (manufacturing), Forte Limited (hospitality) and London Electricity plc (construction).



     The Company's objective is to be a leading provider of enterprise-wide applications software in the Vertical Markets. The Company's strategy for achieving this objective includes (i) targeting mid-sized organizations, including divisions and business units of larger companies, (ii) focusing on strategic markets, (iii) leveraging the Company's cost-efficient India operations, (iv) capitalizing on the Company's investment in the Aremis Architecture, (v) expanding the Company's marketing, sales, support and service capabilities and (vi) acquiring related software businesses, products or technologies.



INDUSTRY BACKGROUND


     Enterprise-wide applications software is designed to help streamline and enhance an organization's ability to manage and execute mission-critical operations, such as accounting, payroll, purchasing, manufacturing, human resources, customer service and sales and marketing. Enterprise-wide applications software that is capable of generating and disseminating critical information across a business organization and its extended enterprise provide a strategic resource that enables an organization to respond rapidly to changing market environments and customer needs.

     With the growth of computer networks across local and remote parts of an enterprise and the sharing of information between departments, the demand for flexible solutions that address continually changing business requirements is rapidly increasing. In the past, host-centric systems operating on mainframes or mid-range computers and offering high levels of performance, scalability and data security achieved broad market acceptance. Although these systems served the near-term needs of customers, they lacked the flexibility necessary to operate in today's marketplace. As a result, open architecture, client/server based computing systems were developed and offer the following advantages: (i) easier access to corporate data, (ii) improved reporting and analysis, (iii) flexibility in decision-making, (iv) quicker time to market and (v) a more strategic computing model. Along with the growth in demand for these systems, an increasing demand for a new generation of enterprise-wide applications software has emerged to address various business requirements.


     In addition, object-oriented technology is rapidly emerging as a desired feature of enterprise-wide, client/server-based applications software. Object-oriented technology consists of component objects that are essentially building blocks of small, discrete pieces of functionality. These component objects can be configured to create complete applications and enable software developers to rapidly create and modify systems to provide the desired functions, for specific markets or individual customers. Object-oriented technology also allows for the creation of systems that are scalable, flexible and capable of accommodating variations in business requirements and technology infrastructure.



     According to International Data Corporation, growth in the enterprise-wide applications software market has been strong in recent years and is expected to continue. This growth may be attributed to a variety of factors, including a shift among organizations away from developing enterprise-wide applications software in-house to purchasing enterprise-wide applications software from outside sources. The Company believes this trend is principally fueled by the growing complexity of new technology and the increasing failure rate of in-house enterprise-wide applications software development projects. By outsourcing their enterprise-wide applications software needs, organizations reduce the risk of in-house development failures and ensure quicker time to market with new and increased functionality, creating a competitive advantage.



     The Company believes that a significant portion of the future growth in the enterprise-wide applications software industry will be generated from purchases by mid-sized organizations, including divisions and business units of larger companies, with annual revenues less than $1 billion. Within this market, organizations with annual revenues between $150 million and $1 billion are generally referred to as "Tier II" organizations and organizations with annual revenues less than $150 million are generally referred to as "Tier III" organizations. "Tier I" organizations typically have annual revenues in excess of $1 billion. The number of organizations in Tier II and Tier III is substantially greater than that of Tier I. Tier III and certain Tier II organizations have attractive characteristics for enterprise-wide applications software providers. Enterprise software marketed to Tier II and Tier III organizations is generally less expensive and has significantly shorter sales and implementation cycles than software designed for Tier I organizations. In addition, the Tier II and Tier III markets for enterprise-wide applications software are not dominated by a small number of vendors as is generally the case in Tier I markets.


     The Company believes there is a substantial market opportunity for enterprise-wide applications software that offers ease of integration, faster implementation, reduced risks associated with business and technological changes, lower overall cost of ownership and industry-specific and customized functionality. At the same time, these applications should attempt to mask the complexities of the underlying hardware, software or network technologies.

THE AREMIS ARCHITECTURE


     The Company believes that the Aremis Architecture enables it to produce high quality, scalable enterprise-wide applications software with substantially reduced software development, implementation and maintenance costs. The Aremis Architecture incorporates a three-tiered, object-oriented approach to its enterprise-wide applications software, which is depicted below:


                              AREMIS ARCHITECTURE

                                  [FLOW CHART]

     The three tiers of the Aremis Architecture consist of presentation, logic and database. The presentation tier relates to what the end user sees on the screen when using the software. The logic tier consists of the actual applications in the system and interacts with the database tier which stores mission-critical enterprise-wide data. A primary advantage of this three-tier structure is that it allows software programmers to make changes and enhancements to one of the tiers without disrupting the logic of the other tiers.


     A central feature of the Aremis Architecture's logic tier is its object orientation. The Company has devoted significant resources to developing an extensive proprietary software library of well-defined, re-usable business objects. These objects link business rules and policies to applications written in C++ and Java languages. This object orientation enables customers or the Company's developers to easily create additional modules or to rapidly adapt existing software to changing business conditions or requirements. It also facilitates the re-use of functional applications which are similar across products and industries. The Aremis Architecture has 70% commonality of objects across the Vertical Markets, which the Company believes provides it with a significant competitive advantage.



     The object orientation of the Aremis Architecture also helps to minimize training costs since the Company's software developers who are already trained in its development methods and language can be assigned to new markets with little training. In a similar manner, customers with multiple AremisSoft products can minimize their training and implementation costs as each of the products operates in a similar manner. The Aremis Architecture utilizes graphical user interface ("GUI"), which uses icons and other graphical methods to guide a user through the software.


     The Aremis Architecture encompasses industry standard database technologies and is designed to be compatible with Oracle, Sybase, SQL Server, Informix and other open database connectivity ("ODBC") compliant databases. This industry standard database tier provides AremisSoft customers with the flexibility to utilize high quality data warehouse and data-mining applications.


     The Aremis Architecture is based on open, client/server computing technology. This open environment provides compatibility with other software applications, even among multiple revision levels of the same or different products. Components of the Aremis Architecture have been implemented on numerous hardware platforms and operating systems, including Windows NT, Windows 95, UNIX, Novell and multitasking DOS environments and some components have a virtually seamless interface with Internet and intranet technologies.


THE AREMISSOFT SOLUTION

     The Company's enterprise-wide applications software products address the mission-critical, business information requirements of organizations in the Vertical Markets. AremisSoft's products are designed to provide the following benefits:


     Enhanced Functionality. The Company's visual development environment allows customers to focus on incorporating business logic into a solution. With the Company's visual, object-oriented development environment, developers can rapidly build applications that automate and integrate business processes such as credit checking, order handling and inventory management. From its history of working closely with its customers, the Company believes that it has gained a high level of expertise in industry-specific, complex business processes. The close mapping between a business process and the Aremis Architecture enables developers to more easily design, maintain and re-use applications. This also enables end users to be an integral part of the development of business solutions and results in more successful implementations.


     Ease of Integration. AremisSoft's software products operate in Windows NT, Windows 95, UNIX, AS/400, Novell and multitasking DOS environments on numerous hardware platforms and are compatible with Oracle, Sybase, SQL Server, Informix and other ODBC compliant databases. Because of the flexible 32-bit open architecture and open approach to development, the Company's products can also be integrated with technologies such as Java, Visual Basic, Visual Basic for Applications and C++. Ease of integration with existing technologies allows customers to accommodate and modify their business practices without regard to underlying hardware, software and network technologies.


     Industry-Specific Applications. The Company offers enterprise-wide applications software for mid-sized organizations in the healthcare, manufacturing, hospitality and construction industries. Through its concentrated product focus, the Company believes it has developed substantial industry expertise in the Vertical Markets that has enabled the Company to develop software applications that address customers' specific needs.



     Rapid Implementation. The modular product design of AremisSoft's software combined with the Company's focus and expertise in the Vertical Markets permits rapid product implementation. Product applications are designed to address the specific needs of customers in the Vertical Markets, limiting the need for extensive customizing after installation of the product. In addition, customers are able to purchase only those applications with the functions appropriate for their needs, eliminating implementation and training time for unnecessary features. The Company also provides all of the system implementation and training services for its customers using AremisSoft field engineers. By providing implementation services in-house, the Company believes that its customers benefit from more efficient implementation by having only one vendor accountable for system performance.



     Protection of Investment in Legacy Systems. AremisSoft's open architecture, client/server-computing technology allows customers to transition their existing mission-critical business software to an open platform, thereby protecting their legacy systems and reducing the costs and business interruptions associated with system upgrades.



     Global Service and Support. The Company provides a high level of global service and support as a critical component of its enterprise-wide applications software. The Company offers product service and support by highly trained and dedicated personnel through its software development and support facility in India in addition to local support. The Company believes its investment in worldwide customer support services and user groups improves customer communication and feedback, enhancing customer satisfaction and cultivating long-term customer relationships.

THE AREMISSOFT Strategy

     The Company's primary business objective is to strengthen its position in each of the Vertical Markets as a leading provider of enterprise-wide applications software. The key elements of the Company's business strategy include the following:


     Target Tier II and Tier III Organizations. The number of organizations in the Tier II and Tier III markets is significantly larger than Tier I, which affords the Company opportunities to expand its customer base. In addition, the Company's software products are suited to the needs of Tier II and Tier III organizations because they are generally less expensive and have significantly shorter sales cycles and implementation periods than products marketed to Tier I organizations, which typically require implementation periods in excess of one year. Moreover, unlike the Tier I market, the Tier II and Tier III markets are not easily penetrated by large software vendors who face difficulty in tailoring their applications to address the needs of Tier II and Tier III organizations. The Tier II and Tier III markets are also not dominated by a small number of vendors of enterprise-wide applications software, providing the Company with significantly greater internal growth and acquisition opportunities.



     Focus on Strategic Vertical Markets. The Company believes there are significant opportunities to increase its presence and expand its customer base within the healthcare, manufacturing, hospitality and construction industries. The Company has targeted these markets because they (i) leverage the Company's expertise in each market, (ii) provide international marketing opportunities which increase the potential for global growth and (iii) have common software application functional requirements which enable the Company to leverage the use of the Aremis Architecture.



     Shift Operations To Low Cost Environments Utilizing Communication Technology. AremisSoft believes it has a significant competitive advantage in its ability to use its software development and support facility in India for product development, product rejuvenation and administrative functions. The Company intends to increase the use of its India operations to achieve further cost efficiencies without sacrificing quality. In 1997, the Company also established a satellite wide area network ("WAN") link between the Company's India operations and each of its other offices to increase operating efficiency and enhance communications throughout the Company's operations.



     Leverage the Company's Investment in the Aremis Architecture. As an integral part of its business strategy, the Company intends to continue to invest in the development of new technologies and products to address the evolving needs of its customers. The Company believes that the Aremis Architecture enables it to respond to and incorporate new technologies. In addition, the Company's technology strategy is focused on transitioning its legacy products to an object-oriented architecture to enable customers to improve compatibility with existing software applications and to deploy and integrate new software applications across their businesses.



     Expand Marketing, Sales, Support and Service. The Company believes there are significant opportunities to expand its market position in existing markets by further developing its sales, marketing and support infrastructure. The Company primarily sells its software products through an overall sales and marketing force of 270 employees in the United Kingdom, United States, Ireland, India, Cyprus, Mexico and Argentina, and indirectly in 12 additional countries. The Company plans to continue to invest significantly in expanding its marketing, sales, support and service in such geographic regions. The Company also believes that prompt and effective service and technical support are essential elements of enterprise-wide applications software. The Company has established a customer support hotline for each operating division.



     Acquire Related Software Products and Companies. A significant aspect of the Company's growth strategy has been the acquisition of complementary businesses in order to achieve market presence and increase its customer base within the Vertical Markets. The Company's strategy is to rejuvenate the products of acquired businesses utilizing the Aremis Architecture and gradually transition the customers of acquired businesses to such products. The Company expects that it will continue to rely on acquisitions as a significant part of its growth strategy.

ACQUISITION STRATEGY


     From January 1993 to March 1996, the Company acquired eleven businesses with operations in the Vertical Markets. The aggregate net sales of the acquired businesses totaled approximately $24.2 million (based on net sales for each business during the last completed fiscal year immediately preceding the acquisition translated to United States dollars based on the applicable exchange rate in effect on the date the acquisition was consummated.)



     The following table sets forth certain information concerning the businesses that have been acquired by the Company since January 1993 exclusive of $2.7 million in acquisitions in 1996 of entities wholly owned by the Company's principal stockholder, Dr. Lycourgos K. Kyprianou:



                                                                                                CONSIDERATION(1)
   VERTICAL MARKET       NAME OF ACQUIRED BUSINESS       PRINCIPAL LOCATION    DATE ACQUIRED     (IN MILLIONS)
   ---------------       -------------------------       ------------------    -------------    ----------------
HEALTHCARE             Genisyst Limited                   United Kingdom       October 1994          $5.00
                       Timemaster Systems Limited         United Kingdom       September 1995         0.90
                       Advanced Medical Systems           United Kingdom       October 1995           1.90

MANUFACTURING          BEC Group Limited                  United Kingdom       March 1995             3.10
                       Online Systems Inc.                United States        March 1996             0.60

HOSPITALITY            HotelMaster Limited                United Kingdom       January 1993           0.30
                       IGS Leisure Technology Limited     United Kingdom       March 1993             1.00
                       Hotelier Limited                   United Kingdom       June 1993              0.03
                       Sennen Computers Limited           United Kingdom       September 1993         0.40
                       Infoplan Computers Limited         Cyprus               June 1993              0.50

CONSTRUCTION           Briter Computer Systems
                       Limited                            United Kingdom       October 1995           3.10


---------------

(1) For acquisitions of businesses outside of the United States, consideration figures have been translated to United States dollars based on the applicable exchange rate in effect on the date the acquisition was consummated. In each case, all consideration was paid in cash.


     Although the Company currently has no agreements, understandings or arrangements with respect to any future acquisitions, the Company intends to expand its activities in each Vertical Market on a global basis, including the United States, and may do so through the acquisition of existing businesses, products or technologies.


     The Company's acquisition strategy focuses on the corporate, financial and operational characteristics of both the Company and the acquired business. The Company's acquisition strategy generally involves three phases: Phase I (the pre-acquisition process), during which the Company identifies and analyzes acquisition opportunities, Phase II (the post-acquisition assimilation process), during which the acquired business is integrated into the Company's operations, and Phase III (the post-acquisition product rejuvenation process), during which the acquired business' products are rejuvenated and eventually transitioned to the Aremis Architecture.


  Phase I -- Pre-Acquisition

     During Phase I, the Company identifies potential acquisition candidates and analyzes and evaluates various factors to determine the appropriateness of the acquisition. The Company extensively considers the candidate's products and their applications, application environment and operating platform to assess the potential for rejuvenation of the products utilizing the Aremis Architecture. At the same time, the Company reviews the financial condition of the candidate's business, its market share and competitors as well as its current customers and customer support to evaluate various issues, including (i) whether the candidate can be acquired at an attractive price, (ii) the desirability of the candidate's customers and markets and (iii) the potential for utilizing the Company's existing product development and support functions following the acquisition. These and other factors are then considered by the Company in making its decision whether to complete the acquisition process.

  Phase II -- Post-Acquisition Assimilation


     During Phase II, the acquired business is integrated into the Company's operations. The first step in Phase II of the acquisition process is to establish a satellite WAN link between the Company's software development and support facility in India and the acquired business. A team within the India facility immediately assumes responsibility within the acquired business for product development, finance and administration through the WAN link. As part of this process, the Company reduces staff in development and administrative functions previously performed by the acquired business. The team in India is primarily responsible for research and development and shares responsibilities for design and specification with technical personnel in the United Kingdom.


  Phase III -- Post-Acquisition Product Rejuvenation


     During Phase III, the Company begins the process of rejuvenating the acquired businesses' products and transitioning them to the Aremis Architecture. A customer of the acquired business may elect to (i) transition to an AremisSoft product, (ii) upgrade to a rejuvenated legacy product or (iii) continue to utilize its existing legacy product. The Company is sensitive to the acquired business' investment in legacy systems and does not require customers of the acquired business to transition to the rejuvenated products. The Company also continues to support the acquired businesses' legacy products until all customers are transitioned to a rejuvenated or new AremisSoft product. Because the transition process is gradual and, to a large extent, is controlled by the customer, disruption to the customer's operations is minimized.


     The following table illustrates the product rejuvenation process:

                          PRODUCT REJUVENATION PROCESS

                                  [FLOW CHART]

VERTICAL MARKETS


     The Company currently provides customized enterprise-wide applications software for mid-sized organizations in the Vertical Markets. In the United Kingdom, the Company is one of the leading suppliers of enterprise-wide applications software to the healthcare and hospitality industries. As of September 30, 1998, the Company had over 5,000 customers across the Vertical Markets. The Company's customer base is comprised of approximately 2,000 healthcare, 450 manufacturing, 1,200 hospitality and 350 construction customers. The Company also continues to service approximately 1,000 customers across a variety of industries in other countries, primarily in Cyprus and India. For the years ended December 31, 1995, 1996 and 1997, and for the nine months ended September 30, 1998, no customer accounted for more than 10% of the Company's total revenues.



     As a result of the acquisitions completed by the Company from January 1993 to March 1996, the Company's customer base in each Vertical Market is in various stages of the transition process to products utilizing the Aremis Architecture. Each of the Company's legacy products was originally acquired as part of an acquisition and subsequently rejuvenated. In the rejuvenation process, a legacy product is enhanced by incorporating the then current features of the Aremis Architecture appropriate for that product. New customers in each of the Vertical Markets have been sold rejuvenated products and updated versions of such products, while existing customers of the acquired businesses have been permitted to transition to the rejuvenated product line at their own pace. As a result, the Company's product line in each of the Vertical Markets consists of
(i) legacy products of acquired businesses that have not been rejuvenated, (ii) legacy products of acquired businesses that have been rejuvenated and incorporate certain features of the Aremis Architecture and (iii) new products, including those under development, that incorporate all or a substantial portion of the features of the Aremis Architecture. In each of the Vertical Markets, the Company markets rejuvenated and new products and also provides service and support for new products and for legacy products that have not been rejuvenated.



     The Company's new product offerings in each of the Vertical Markets consist of products that incorporate all or substantially all of the benefits of the Aremis Architecture, which include object-oriented technology, a virtually seamless interface with Internet and intranet technologies, full Windows compatibility, ODBC compliance, access from both character user interface ("CUI") and GUI terminals and Year 2000 and Euro compliance.



     Within each of the Vertical Markets, the Company has adopted a tailored sales and marketing strategy. This strategy includes advertisements in leading trade publications, participation in trade shows and sponsorship of user groups. In addition, the Company has developed corporate sales and marketing materials as well as general financial and technical materials that are distributed to each of the Company's subsidiaries for inclusion in their sales materials, thereby promoting a consistent portrayal of the Company's image and products.



     The Company markets its products primarily through a direct sales force in each of the Vertical Markets. In the manufacturing and hospitality industries, the Company also relies, to a limited extent, on distributors to sell the Company's products. The amount of revenue attributable to sales by distributors was $2.0 million, $2.8 million and $3.1 million for fiscal 1995, 1996 and 1997, respectively, and $500,000 for the nine month period ended September 30, 1998. The Company's senior management is typically involved in the marketing process on contracts with a potential value of $500,000 or more. The sales cycles for the Company's products vary across each Vertical Market depending on many factors, including the size of the customer's organization, the number of individuals within the organization who are involved in the purchasing decision, whether the potential customer has retained a consultant to assist in the purchasing decision, the status of the customer's implementation of a hardware system and the degree of implementation, consulting and training required. Contracts of $500,000 or more tend to have a longer sales cycle than those under $500,000. The average sales cycle of contracts of $500,000 or greater is approximately nine months.



     The enterprise-wide applications software market, including the market for client/server-based systems, is intensely competitive and rapidly changing. The competition that the Company encounters varies across and within each market depending upon, among other things, the customer's size and specific system requirements. The principal competitive factors affecting the market for the Company's software products include responsiveness to customer needs, product architecture, functionality, speed of implementation, ease of integration, performance, features, quality, reliability, breadth of distribution, vendor and product reputation, quality of customer support and price. The Company believes that it has competed effectively to date on the basis of these factors, particularly on its reputation for high quality service and support and its ability to provide its products and services at a lower cost.

     For each of the last three years, revenues in each of the Vertical Markets as a percentage of the Company's total revenues were as follows:


                                                         1995    1996    1997
                                                         ----    ----    ----
Healthcare.............................................  51.9%   47.2%   43.6%
Manufacturing..........................................  15.4    16.1    22.4
Hospitality............................................  29.4    22.0    22.4
Construction...........................................   3.3     9.7     7.8
Other..................................................   0.0     5.0     3.8
                                                         ----    ----    ----
          Total........................................   100%    100%    100%
                                                         ====    ====    ====


     HEALTHCARE

     The healthcare industry in the United Kingdom, Europe and North America is characterized by government regulation and rising healthcare costs. Rising costs have resulted in pressures to reduce costs without sacrificing the quality of care and have caused significant legislative and regulatory changes in the healthcare industry. The pressure to reduce costs has encouraged physicians to join group practices to share administrative costs and achieve economies of scale. The Company believes that this movement toward group practices has accelerated the trend toward automation, as group practices require more efficient and productive management systems. Physician practice management systems are now available that automate insurance processing and third party claims, store clinical information and integrate the operations of physician practices with larger healthcare organizations.


     The healthcare industry in the United Kingdom is regulated by the National Health Service ("NHS"), a government agency. Healthcare services are currently provided primarily through health authorities and general practitioner ("GP") fundholders. Health authorities ensure that the healthcare services provided meet the needs of residents in their designated areas. GP fundholders are groups of physicians who combine practices to manage a budget for staff, provide hospital referrals, drug costs, community nursing services and management costs. Groups of GP fundholders who work together and pool their budgets are known as "Multifunds."


     After April 1, 1999, the GP fundholding structure is expected to terminate and be replaced by newly created primary care groups ("Primary Care Groups"). Each Primary Care Group is expected to be responsible for approximately 100,000 individuals within a certain territory, based on natural geographical communities and will have a budget based upon its territory's population and available resources.


     The Company's healthcare products sold in the United Kingdom are regulated by the NHS through an accreditation process. The NHS introduced Requirements for Accreditation ("RFA") in April 1993 and the current version, RFA4, was reprinted in April 1998. RFAs ensure that computer systems provide consistent core functions and conform to NHS standards. It was recommended that existing systems be upgraded and that health authorities and GP fundholders would only be reimbursed for the cost of such systems if they were accredited to RFA4. The Aremis Architecture is accredited to RFA4.



     In April 1999, a new Information Management and Technology Strategy ("IMTS") is expected to be published by the NHS. The IMTS is expected to set the information technology standards for the next seven years, including specifications for Primary Care Groups. The purpose of the IMTS is to ensure that all Primary Care Groups will have in place an auditable clinical system with the ability to provide management information. In addition, the NHS recently recommended that major investments in information technology systems to support Primary Care Groups not be made before the IMTS is published. As a result, the Company anticipates that it may experience a delay in customer purchases of its healthcare products pending such publication. See "Risk
Factors -- Government Regulation of Healthcare Product Specifications."



     The IMTS is expected to be the basis for drafting an updated RFA, which will be referred to as "RFA5." The Company, among others, is actively involved with the NHS in the development of the new specifications. The Company believes it is well-positioned to respond to the new specifications and provide its existing and potential customers in the healthcare industry with enterprise-wide applications software that will meet their specific needs and comply with applicable requirements. In the future, the NHS is expected to only reimburse physicians groups for purchases of information technology systems that meet RFA5 accreditation criteria.


     The information technology group of the NHS is also working on a project called PRODIGY, the purpose of which is to test the concept of computer-aided support for physicians prescription decisions. PRODIGY's proposed computer system would contain advice on therapeutic options and is intended to work in tandem with existing physician clinical systems. The system provides decision support to the physician immediately after an initial diagnosis has been made by presenting a prescribing recommendation on the condition diagnosed. It is anticipated that the NHS will specify system requirements for computer aided decision support as part of RFA5. The Company is one of five organizations involved in preparing the specifications.


     HEALTHCARE PRODUCTS


------------------------------------------------------------------------------------------------------------
         NEW PRODUCTS                   REJUVENATED PRODUCTS                      LEGACY PRODUCTS
------------------------------------------------------------------------------------------------------------
       GCS for Windows                           GCS                                 AMSyS-v4
                                              AMSyS-v5                       Genisyst Clinical System
                                            Genisyst 2.8                            GENI Links
                                           Genisyst 4 (NT)                             GENI
                                                CHARM
                                         Fundman Windows 95
                                         Fundman Windows 3.1
                                             Fundholding
                                               Infolog
------------------------------------------------------------------------------------------------------------
    50 installed customers          1,939 installed customers(2)            560 installed customers(2)
------------------------------------------------------------------------------------------------------------



(1) Released in the fourth quarter of 1998.



(2) Certain customers of the Company have been licensed for more than one product or version of a product and, as a result, are represented more than once in the number of installed customers.



     Global Clinical System for Windows ("GCS for Windows") was released in the fourth quarter of 1998. GCS for Windows operates on a PC/NT platform and provides healthcare providers with a navigation system for managing medical and administrative tasks routinely encountered by physicians, physician groups and community hospitals. GCS for Windows is a Windows-based integrated clinical system compatible with both Windows 95 and Windows 3.1, facilitating integration with other systems. It utilizes many features of the Aremis Architecture, incorporating object-oriented and touch screen technologies. GCS for Windows consists of nine fully-integrated application modules.



     Global Clinical System ("GCS") operates in Windows 95 and contains the same application modules as GCS for Windows. Because GCS does not incorporate object-oriented technology, a key feature of the Aremis Architecture, it is expected to be gradually phased out in connection with the release of GCS for Windows.

     The following table describes the main application modules of GCS for Windows and GCS and their primary customer benefits:

   APPLICATION MODULES                      PRIMARY CUSTOMER BENEFITS
   -------------------                      -------------------------
- Administration Manager   - Contains all basic patient record information such as
                           name, age, sex and address
- Consultation Manager     - Delivers an electronic patient record to the clinician's desktop, providing the user with the significant medical
                             history of the patient, consultation history, test results and tests due
- Prescription Manager     - Provides access to the user's 40 most commonly prescribed drugs, as well as information on generic types, preferred
                             drugs, packaging and costs
- Appointment Manager      - Creates an appointment calendar for multiple physicians
                           across various specialties, tracks patient visits, prints
                             details and produces statistical reports for physicians
- Reporting                - Generates reports specific to a practice or health
                           authority, based on a number of factors such as age, sex and patient profile
- Training                 - Provides state-of-the-art training techniques from the
                             user's screen
- Communications           - Enables a facility to link its system to the NHS intranet, the local hospital and the health authority
- Word Processing          - Allows users to incorporate data from other modules into letters and referrals
- Dispensing               - Facilitates the cost-effective issuance of drugs and
                             prescriptions


     AMSyS-v5 is a DOS-based clinical system released by the Company as a product rejuvenation for AMSyS-v4 customers. AMSyS-v4 was acquired by the Company in connection with the acquisition of Advanced Medical Systems Limited in 1995 and subsequently rejuvenated. AMSyS-v5 does not incorporate all features of the Aremis Architecture. AMSyS-v5 incorporates primarily the same application modules as GCS but in a non-Windows format and operates alone or in a PC/LAN environment.



     Genisyst 2.8 and Genisyst 4(NT) are both rejuvenations of a product acquired by the Company in connection with its 1994 acquisition of Genisyst Limited. Neither Genisyst 2.8 nor Genisyst 4(NT) incorporate all features of the Aremis Architecture. Both products incorporate functionality similar to GCS and provide a nondisruptive transition for customers to new products until these products are phased out.



     CHARM is a UNIX-based system primarily developed for community hospitals and is principally used by physicians to manage home healthcare visits conducted by health and social workers. CHARM consists of a central database that allows the user to collect and maintain patient data and treatment information. The software is installed on palm tops, which allows users to collect data in the field and later upload the information into the central database. The Aremis Architecture version of CHARM is under development and is currently in the planning stage. It is expected to be released in 2000.


     Fundholding and Fundman are accounting applications software. Fundholding is a multi-user accounting system designed to operate in accordance with the NHS Fundholding business model. All accounting modules are integrated with various software applications, reducing the administrative costs associated with operating a group practice in the Fundholding system. Fundman is a Windows-based consolidation system for multifund physician practices and contains a total purchasing module, which is expected to be the prototype model for the new IMTS specifications.


     Infolog is a hand held terminal which is used for remote data capture by physicians and home healthcare providers. Infolog is a support product used by licensees of the Company's GCS, Fundman and Fundholding products and enables electronic data capture, resource management and contract/logistics management for physicians and home healthcare providers. As of September 30, 1998, the Company has sold approximately 5,000 units, which are being used by approximately 3,500 healthcare providers.

     HEALTHCARE SALES AND MARKETING


     The Company's healthcare products are marketed and distributed to organizations in the healthcare industry through a direct sales force of 19 employees in three offices. The healthcare marketing team is managed by a sales director who allocates geographic territories among sales executives. The Company is also exploring marketing opportunities in the healthcare industry in European countries with healthcare industry models similar to that in the United Kingdom, such as Denmark and Belgium.


     In the United Kingdom, demand for the Company's products is generated by the Company through contacts with physicians, physician groups and regulatory authorities. In addition, the NHS sponsors a number of strategic initiatives which can result in significant sales once product specifications are determined. The NHS also underwrites a percentage of major information technology initiatives which effectively reduce operating costs for physicians and Primary Care Groups.


     Sales cycles for the Company's healthcare products vary depending upon, among other things, the degree of integration, consulting and training required and the status of the customer's implementation of a hardware system. The typical sales cycle is one to three months from the time an initial sales presentation is made to a prospective customer to the time a license agreement is executed. License fees for GCS products range from approximately $20,000 for single users to $150,000 for multiple user systems, depending upon the number of applications licensed. License fees for other rejuvenated products vary depending on the product but are generally lower than GCS license fees.


     HEALTHCARE CUSTOMERS


     The Company is recognized as one of the top four suppliers of enterprise-wide applications software to physicians and physician groups in the United Kingdom. The Company currently has approximately 2,000 healthcare customers in the United Kingdom. The following is a list of representative customers as of January 25, 1999:


Birmingham Multifund                       Kingston & Richmond Multifund
Southampton Multifund                      Potteries Healthcare
Blackburn National Health Trust            Lambeth and Lewisham Multifund
Dudley Multifund                           BHB Hospital Trust
Durham Multifund                           South Wales GP Group (120 practices)

     HEALTHCARE COMPETITION


     The Company's main competitors in the healthcare industry in the United Kingdom include EMIS, Reuters, AAH Meditel, GPASS, HCSL, Exeter Systems, Medical Care Systems, Microtest Europe Limited, PCTI Solutions Ltd. and Seetec Medical Systems. The principal competitive factors affecting the market for the Company's products in the healthcare industry in the United Kingdom are the ability to produce products to market in relatively short periods of time and in compliance with the requirements of physicians, physician groups, community hospitals and applicable government regulations, including the specifications of the NHS, access to reliable software support and system implementation and maintenance costs. Because the Company's GCS and other clinical systems products are designed to meet then applicable ITMS specifications and are accredited under the applicable RFA, the Company believes that it is able to compete effectively in the healthcare market in the United Kingdom. In addition, the Company's healthcare products provide customers with enhanced functions, ease of integration, industry-specific applications, rapid implementation, and can be used with legacy systems and are supported by highly-trained personnel. See "Business -- The AremisSoft Solution."


     As with other markets, the United Kingdom healthcare market has moved toward open systems and standardized platforms, which the Company believes could draw new competitors into the market. This could favor competitors with overseas operations who can achieve economies of scale. In view of the increased complexity of NHS specification requirements, the number of enterprise-wide applications software suppliers in the market may also be significantly reduced.

     MANUFACTURING

     With the globalization of markets and increased competitive pressures for lower production costs, improved product quality and performance, shortened product development and delivery cycles, manufacturers around the world have become increasingly dependent on enterprise resource planning ("ERP") systems. ERP systems permit enterprise-wide management of material and human resources and the integration of sales, forecasting, component procurement, inventory management, manufacturing control, project management, distribution, transportation, finance and other functions across a manufacturing organization. These systems manage and store large amounts of diverse business information, providing continuous and simultaneous availability of information to geographically dispersed employees, customers and suppliers. The shortening of product life and demand cycles creates significant risks to manufacturers who need to make quick, accurate decisions with respect to demand, purchases and production volumes in order to maximize production and minimize any materials or product obsolescence. These challenges require highly efficient processes and smooth integration of the enterprise from supply chain to sales and marketing channels. As a result, many manufacturers have begun to restructure their critical business processes and their organizational structures to be able to accommodate rapid changes in the marketplace.

     In recent years, ERP systems have been developed with client/server architectures. These systems generally offer users easier access to information, as well as multi-site processing capabilities. In addition, as compared to host-centric systems, client/server environments are better able to accommodate diverse hardware, software and network technology changes that can result from rapid organizational growth, acquisitions and consolidations. However, such systems are inherently complex and generally require lengthy and costly implementation efforts, extensive user training and substantial ongoing support. Accordingly, the Company believes there is a substantial market opportunity for ERP applications that offer quick and measurable results, reduce risks associated with implementation and modification and lower overall cost of ownership. These solutions should consist of an integrated suite of ERP applications and services that offer the reliable performance, ease of implementation and ease of management available in host-centric systems as well as the flexibility to support multi-site, multi-supplier, multi-platform environments found in client/server systems. The Company's ERP applications products are designed to meet the challenges faced by manufacturers in today's marketplace by providing users with full ERP capability and broad functionality across a variety of sectors in the manufacturing industry.

     MANUFACTURING PRODUCTS


------------------------------------------------------------------------------------------------------------
         NEW PRODUCTS                   REJUVENATED PRODUCTS                      LEGACY PRODUCTS
------------------------------------------------------------------------------------------------------------
       MTMS Windows(1)                      MTMS Enquiry                               MTMS
         MTMS CoPilot                       MTMS Insight
------------------------------------------------------------------------------------------------------------
  35 installed customers(2)            350 installed customers                65 installed customers
------------------------------------------------------------------------------------------------------------



(1) Expected to be released in the fourth quarter of 1999


(2) Represents MTMS CoPilot customers only



     MTMS Windows, the most recent version of the Company's manufacturing products, is a Windows-based fully-integrated enterprise-wide management and control system which provides full ERP capabilities and broad functionality. MTMS Windows contains 13 main application modules and over 1,200 programs and incorporates all features of the Aremis Architecture. It is currently in the Beta version testing stage of development and is expected to be released in the fourth quarter of 1999.



     MTMS consists of an integrated enterprise-wide management and control system which provides full ERP capabilities and broad functionality and operates in a DOS format. MTMS was acquired in connection with the Company's 1995 acquisition of BEC Group Limited and subsequently rejuvenated. MTMS contains the same application modules and programs as MTMS Windows but does not incorporate all features of the Aremis Architecture.

     The following table describes the main application modules of MTMS Windows and MTMS and their primary customer benefits:

      APPLICATION MODULES                        PRIMARY CUSTOMER BENEFITS
      -------------------                        -------------------------
- Manufacturing Data Management  - Enables the creation and access of parts details, bills of material, process routes and any other resources that
                                   are fundamental to the control of the manufacturing
                                   process
- Production Planning            - Assists in the control of production via daily targets
                                 with actual inventory and labor entries
- Resource Planning              - Allows the preparation of corporate business plans and
                                 undertaking of thorough planning using the key resource
                                   planning module
- Production                     - Facilitates ordering and controlling work in progress
                                 throughout production
- Inventory and Stores           - Allows the user to define and control inventory
                                 requirements, record unplanned inventory movements, track
                                   inventory in all stages of the manufacturing process and
                                   generate product forecasts, which in turn can be used in
                                   creating the master schedule
- Purchasing                     - Allows users to fully integrate purchase orders,
                                 material requirements planning, quality control and
                                   purchase invoice validation
- Sales                          - Provides the user with optional methods of entering
                                 purchase orders to accommodate the different requirements
                                   across the manufacturing industry
- Marketing                      - Assists the user in processing sales leads prior to
                                 quotation and producing selective mailings to prospective
                                   customers with active follow-up
- Financial Management           - Provides year-end and interim financial reporting for a
                                 variety of accounts, including inventory, fixed assets and contracts
- System Software                - Provides the framework upon which the MTMS customer
                                   implementation is built and maintained; includes modules
                                   to parameterize system functions, set defaults and
                                   provide options for creating and maintaining basic
                                   system data
- Quality Control                - Provides users with a set of comprehensive modules for
                                 managing quality control of raw materials and finished
                                   products
- Environment                    - Contains the control mechanism to support a range of
                                 database facilities

     MTMS CoPilot is a project management package currently offered by the Company that integrates the MTMS and MTMS Windows products within the enterprise. MTMS CoPilot reconfigures MTMS functions to fit a customer's business model and customizes the appearance and behavior of the system in line with the customer's business procedures. The Company believes that MTMS CoPilot, which allows manufacturing customers to review and improve working practices in a strategic area on a timely basis, is the primary driver of the Company's success with its MTMS products.

     MTMS Enquiry is a Windows-based report writer suite. MTMS Enquiry is designed to interact with the Company's MTMS products, enabling users to create sophisticated reports and make inquiries in a single, unified Windows-based graphical environment.

     MTMS Insight is a Windows-based information management system that provides users with high speed, graphical navigation of multidimensional information. MTMS Insight is designed to interact with the Company's MTMS products to provide users with multidimensional reporting and analysis capability. With MTMS Insight, a user can create numerous graphs, charts and reports based on MTMS data.

     MANUFACTURING SALES AND MARKETING


     The Company distributes its products directly in the United Kingdom, United States, Argentina and Mexico through a direct sales force of 12 employees in five offices and utilizes independent distributors in 14 additional countries. The Company does not grant exclusive distribution rights to any of its distributors and carefully manages its sales territories to avoid conflicts between distributors. Products sold through distributors are generally supported by the Company through a maintenance agreement between the Company and the distributor.



     Sales cycles for the Company's manufacturing products vary substantially depending on, among other things, the size of the organization, the degree of integration, consulting and training required, the status of the customer's implementation of a hardware system and whether the customer has employed a consultant to assist it in its purchasing decisions. The MTMS sales cycle is generally three to nine months from the time an initial sales presentation is made to a prospective customer to the time a license agreement is executed. License fees for MTMS products range from approximately $50,000 to $500,000 depending upon the size of the customer and number of applications licensed. The license fees for MTMS Enquiry and MTMS Insight are approximately $1,100 per user. MTMS CoPilot is an MTMS implementation tool and is not licensed separately. It is licensed with MTMS for an additional $15,000.


     MANUFACTURING CUSTOMERS


     The Company is becoming a significant supplier of ERP software to mid-sized organizations in the United Kingdom and Europe and markets its manufacturing products in 18 countries worldwide. Within the manufacturing industry, the Company has a significant presence in a number of subvertical sectors including machinery, transportation, chemicals, food and beverage, fabricated metal products and textiles. The Company has approximately 450 manufacturing customers in 18 countries. The following is a list of representative customers as of January 25, 1999:


Nabisco Biscuit Co.                    Watts Industries Europe BV
Telefon AB LM Ericsson                 Fernz Corporation Ltd.
Alcan Aluminum Limited                 Spartan Electronics Florida Inc.
ABB Kent plc Joy                       Tomkins Group plc
Mining Machinery                       Kvaerner Energy Ltd.
Rotork Controls, Ltd.                  Rheem Manufacturing Company

     MANUFACTURING COMPETITION


     The Company's principal competitors in the manufacturing industry include QAD Inc., Fourth Shift, Symix, DataWorks, MDIS and a number of smaller independent companies that have developed or are attempting to develop advanced planning and scheduling software which complement or compete with enterprise-wide applications software or manufacturing resource planning applications. The Company also believes that large enterprise-wide applications software vendors such as Oracle, SAP, Baan, and PeopleSoft are increasing their marketing efforts to mid-sized manufacturing companies. The principal competitive factors affecting the market for the Company's products in the manufacturing industry are Year 2000 and Euro compliance, product functions, ease of implementation, customer service, training and price. The Company believes its MTMS product allows the Company to compete effectively in the manufacturing industry because of the product's ease of implementation provided through MTMS CoPilot, its enhanced functions and ability to run on the NT platform and its incorporation of the Aremis Architecture. In addition, the Company offers extensive training and support for its manufacturing products. See "Business -- The AremisSoft Solution." The Company believes that its ability to compete in the manufacturing industry will be further enhanced by the ability of MTMS Windows to offer Euro compliance.


     HOSPITALITY

     The Company's hospitality customers are primarily comprised of hotels, motels and inns which seek property management systems that allow staff access to reservation data, guest histories and demographics, simplify check-in and check-out procedures, automate maintenance and housekeeping schedules and provide information regarding guest preferences. Property management systems can also consolidate data from restaurants, bars and other points of sale, which helps to achieve greater accuracy and fewer delays for guests. One of the most significant aspects of property management systems is their ability to trace the source of existing business, identify potential sources of new business and forecast how often a given guest, or type of guest, will use the establishment in the future. The Company believes that its customers in the hospitality industry require systems that are capable of managing guest requirements while, at the same time, providing access to information which assists the customer in its sales and marketing efforts.

     HOSPITALITY PRODUCTS


----------------------------------------------------------------------------------------------
         NEW PRODUCTS                REJUVENATED PRODUCTS              LEGACY PRODUCTS
----------------------------------------------------------------------------------------------
      Aremis 4.0 PMS(1)             IGS Hotel (Version 3)                 IGS Hotel

                                   IGS Hotel (Version 2.5)              AccountMaster
                                   IGS Hotel (Version 1.xx)              HotelMaster
                                        AccountMaster
----------------------------------------------------------------------------------------------
    4 installed customers          850 installed customers         350 installed customers
----------------------------------------------------------------------------------------------



(1) Released in October 1998



     Aremis 4.0 Property Management System ("Aremis 4.0 PMS") is an enhanced version of IGS Hotel and was released in October 1998. Aremis 4.0 PMS is a comprehensive hotel property management system that can be dynamically configured to match the customer's business model. It offers a wide range of functionality for both the front and back office operations in a hotel and incorporates all features of the Aremis Architecture. Aremis 4.0 PMS can be fully integrated with Microsoft Office. An attractive feature of Aremis 4.0 PMS is that its scalability allows the Company to target customers that have in excess of 500 rooms at a given site. Aremis 4.0 PMS consists of six main application modules.


     Aremis 4.0 PMS can also be used as a marketing tool for hotels, providing its users with a comprehensive database of guest profiles and histories. From the database, the system can be used to generate personalized letters and other mailings to corporations and individuals in the database. The database also enables the user to develop marketing strategies aimed at corporate guests and other types of marketing campaigns. The information available through Aremis 4.0 PMS allows the hotel to offer a higher level of service through guest recognition and to target preferred guests during particular periods through directed marketing efforts.


     IGS Hotel Property Management System (Version 3) ("IGS Hotel") is a client/server based comprehensive hotel property management system that offers a wide range of functionality for both the front and back office operations in a hotel and operates in a DOS format. It is a rejuvenation of a product acquired in connection with the Company's 1993 acquisition of IGS Leisure Technology Limited. Similar to Aremis 4.0 PMS, IGS Hotel consists of six main application modules and can be used as a marketing tool but, unlike Aremis 4.0 PMS, does not incorporate all features of the Aremis Architecture.

     The following table describes the main application modules of Aremis 4.0 PMS and IGS Hotel and their primary customer benefits:

         APPLICATION MODULES                                   PRIMARY CUSTOMER BENEFITS
         -------------------                                   -------------------------
- Front Office                         - Assists hotels in managing its front office operations from the point of reservations until check out
- History & Marketing                  - Provides hotels with key profile information on guests and prospects
- Conferencing & Banqueting            - Assists hotels in organizing events and facilitates the complex reservation process, consolidating billing statements and maintaining detailed information on guests and events
- Point of Sale (Restaurant & Bar)     - Provides automatic and direct settlement of restaurant and bar charges onto the appropriate account; advanced inventory module also controls all aspects of the catering process
- Interfaces                           - Allows hotels to interface with a wide range of high quality third-party hardware and software systems such as room access control systems, telephone systems, television systems, mini-bar systems and in-room fax facilities
- AccountMaster                        - Provides hotels with a comprehensive range of management accounting and reporting software designed specifically for the hospitality industry


     AccountMaster is a rejuvenated product which was originally acquired by the Company in connection with the 1993 acquisition of HotelMaster Limited. It provides hotels with a basic accounting system tailored for the hospitality industry and includes functions such as tracking profit and loss and inventory, generating numerous reports, including a general ledger, sales ledger and audit reports, and creating receipts. AccountMaster currently incorporates certain features of the Aremis Architecture.


     HOSPITALITY SALES AND MARKETING


     The Company's hospitality products are marketed and distributed to mid-sized organizations in the hospitality industry in the United Kingdom, Ireland, Cyprus and India through a sales force of 12 employees in two offices. Each sales team is managed by a sales director who allocates geographic territories among sales executives. In the Channel Islands and Scotland, the Company also utilizes distributors on a nonexclusive basis.



     Sales cycles for the Company's hospitality products vary substantially depending on, among other things, the size of the organization, the degree of integration, consulting and training required, the status of the customer's implementation of a hardware system, the number of individuals involved in the purchasing decision and whether the customer has retained a consultant to assist in the purchasing decision. The sales cycle for IGS Hotel is typically three to six months from the time an initial sales presentation is made to a prospective customer to the time a purchase order is received by the Company. License fees for the Company's property management system products range from approximately $11,000 to $1.0 million, depending on the size of the customer and number of applications licensed. The license fee for AccountMaster is approximately $1,000.


     HOSPITALITY CUSTOMERS


     The Company is a leading supplier of property management systems to hotels in the United Kingdom. AremisSoft currently has approximately 1,200 hospitality customers in the United Kingdom, Cyprus and India, including major hotel chains with multiple sites. The Company's current customer base consists of inns and hotels with 500 rooms or less. The following is a list of representative customers as of January 25, 1999:


Forte Limited                          Jarvis Hotels plc
Whitbread plc (Travel Inn)             Jurys Hotel Group plc
Bass plc (Toby Inns)                   Millennium & Copthorne Hotels plc
Regal Hotel Group plc                  Thistle Hotels plc
Friendly Hotels plc                    Cliveden plc

     HOSPITALITY COMPETITION


     In the hospitality industry, the Company's principal competitor in the United Kingdom is Innsite Hotel Services Ltd. With respect to the other markets in Europe in which the Company sells its products, the principal competitor is MICROS-Fidelio International. The principal competitive factors affecting the market for the Company's products in the hospitality industry are product functions, ease of implementation and use, return on the customers' investment, customer service, training and price. The Company's hospitality products provide customers with, among other things, enhanced functions, ease of integration, industry-specific applications, rapid implementation, ability to operate with legacy systems and highly-trained product support services. See "Business -- The AremisSoft Solution."


     CONSTRUCTION

     Historically, the construction industry in the United Kingdom has been characterized by fragmentation, lack of investment in technology, focus on cost rather than quality and a lack of standardization with respect to contracts, insurance and related matters. As a result, significant changes in the United Kingdom construction industry have begun to occur and more are expected to occur in the future. Many of these expected changes focus on improving efficiency and incorporating information and communication technology into the decision-making and control processes.

     Businesses in the construction industry typically seek enterprise-wide applications software that provides purchasing control, inventory, estimating, job costing, project management, purchase orders, invoicing, accounting, service and maintenance, payroll, inventory control and sales and marketing functions. As a result, the Company believes that many organizations in the construction industry are shifting away from in-house applications toward more sophisticated, third-party enterprise-wide applications software. In addition, the Company believes that a substantial number of organizations in the construction industry are seeking solutions related to Year 2000 and Euro compliance and plan to upgrade or replace their existing information technology systems.

     CONSTRUCTION PRODUCTS


--------------------------------------------------------------------------------------------------------------
              NEW PRODUCTS                       REJUVENATED PRODUCTS                  LEGACY PRODUCTS
--------------------------------------------------------------------------------------------------------------
             ViXEN Windows                         ViXEN Plus & ODBC                        ViXEN
--------------------------------------------------------------------------------------------------------------
 Expected release in second quarter of          60 installed customers             300 installed customers
                   1999
--------------------------------------------------------------------------------------------------------------



     ViXEN Windows, the most recent version of the Company's ViXEN Contracting System and currently under development, is a fully-integrated Windows-based management and control system designed specifically for contracting companies across a variety of industries. It incorporates many features of the Aremis Architecture, including ODBC compliance and GUI. ViXEN Windows consists of 13 fully-integrated main application modules and over 600 programs. The Company is currently testing a Beta version of the product and expects to release ViXEN Windows in the second quarter of 1999.



     ViXEN Plus & ODBC ("ViXEN Plus") is a UNIX-based management and control system for contracting companies consisting of an integrated, modular system which offers a broad range of functions. ViXEN Plus is a rejuvenation of the ViXEN product acquired by the Company in connection with the Company's 1995 acquisition of Briter Computer Systems Limited. The product was rejuvenated to operate in a multi-user environment and consists of the same principal application modules as ViXEN Windows but does not incorporate a substantial number of the Aremis Architecture features.

     The following table describes the main application modules of ViXEN Windows and ViXEN Plus and their primary customer benefits:

      APPLICATION MODULES                         PRIMARY CUSTOMER BENEFITS
      -------------------                         -------------------------
- Services and Maintenance       - Controls various tasks related to servicing and
                                   maintaining equipment and facilities, allowing users to
                                   record and manage numerous customer address and plant
                                   equipment parameters
- Job Costing                    - Enables users to record and analyze costs of each job;
                                   serves as the hub of the ViXEN contracting system and is
                                   fully-integrated with each other application module
- Purchase Orders                - Allows users to produce printed orders, to calculate
                                   prices and discounts automatically and to record the value of outstanding orders as part of work in progress
- Estimating                     - Enables users to create a quote based on the resources
                                   required for the job and to perform sensitivity analyses
                                   based on changes in labor rates, overhead, task factors,
                                   wastage, allowances, increased cost percentages and
                                   desired profit margin
- Inventory Control              - Allows users to maintain control of inventory changes by providing detailed information on inventory levels, goods
                                   ordered from suppliers and incoming and outgoing
                                   transactions
- Price File Database            - Provides users with instant access to current prices on
                                   frequently used products for a variety of purposes,
                                   including estimating, material requisitions, purchase
                                   orders, inventory control and small works invoicing
- Client Reconciliation          - Assists users in the complex tasks of recording,
                                   reconciling and accounting for interim applications, client certificates, deferred value-added taxes and discounts and retentions on contracts
- Subcontractor Reconciliation   - Provides the same functionality for subcontractors as
                                   Client Reconciliation provides for contractors
- Sales Ledger                   - Allows users to automatically post invoices through the
                                   Job Costing module and to perform sales analyses
- Purchase Ledger                - Allows users to log invoices, validate input data, specify payment options, make automatic payments and produce
                                   invoices and checks
- Nominal Ledger                 - Provides users with extensive reporting modules in a
                                   variety of formats based on a user-defined structure
- Payroll                        - Processes the wage and salary payments of various types of employees
- System Management              - Embraces a range of necessary features, integrating other
                                   ViXEN modules in a UNIX environment

     CONSTRUCTION SALES AND MARKETING

     The Company distributes its construction products through a direct sales force of six employees in two offices. Similar to the Company's marketing strategy in the healthcare and hospitality markets, the sales force is divided into teams, each of which is managed by a sales director who allocates geographic territories among sales executives.

     Sales cycles for the Company's construction products vary substantially depending on, among other things, the size of the organization, the degree of integration, consulting and training required, the status of the customer's implementation of a hardware system and whether the customer has retained a consultant to assist in the purchasing decisions. The sales cycle for ViXEN Windows is six to 12 months from the time an initial sales presentation is made to a prospective customer to the time a purchase order is received by the Company. License fees for a ViXEN contracting system range from approximately $80,000 to $500,000 depending on the size of the customer and the number of applications licensed.

     CONSTRUCTION CUSTOMERS


     The Company is a major supplier of enterprise-wide applications software to the electrical/mechanical contracting sector of the construction industry in the United Kingdom. Ten of the recently privatized electricity supply companies (seven of which are now owned by United States companies) in the United Kingdom are customers of the Company, together with most of the major electrical and mechanical contracting companies representing a customer base of over 350 contractors. The following is a list of representative customers as of January 25, 1999:


London Electricity plc                 Midlands Electricity plc
Southern Electric plc                  Norweb Contracting
East Midlands Electricity              South Western Electricity
Yorkshire Electricity                  N G Bailey & Co., Ltd
CWS Engineering Services Ltd.          ROMEC

     CONSTRUCTION COMPETITION


     In the construction market, larger competitors tend to operate across the entire construction spectrum and offer enterprise-wide applications software to suit every division, such as construction, contracting, security and service and maintenance. The Company's principal competitors in the construction industry are Misys plc, FCG Computer Systems/Red Sky Software Ltd., MicaBuild Products, Estimation Inc., Database, and Engineering Technology. The principal competitive factors affecting the market for the Company's products in the construction industry are Year 2000 and Euro compliance, the ability to collect marketing data, effective organization of pricing and buying information, accurate invoicing and profit control. The Company's ViXEN product offers, among other things, Year 2000 compliance, enhanced functions, ease of integration, industry-specific applications and rapid implementation. See "Business -- The AremisSoft Solution." ViXEN's application modules provide a comprehensive package covering all basic customer requirements, significantly reducing the customer's need to interface with third-party products. See
"Business -- Vertical Markets -- Construction -- Construction Products." The Company believes that the range of functions and Year 2000 compliance of the ViXEN product strengthens the Company's ability to compete effectively in the construction industry in the United Kingdom.


PRODUCT DEVELOPMENT AND QUALITY ASSURANCES


     Since its formation, the Company has made substantial investments in research and development. New generations of software products are continually being designed and developed to provide improved performance and enhanced functions while utilizing the most recent proven technology. The Company's research and development expenses were approximately $6.4 million, $6.4 million and $6.2 million for fiscal 1995, 1996 and 1997, respectively, and $4.2 million for the nine months ended September 30, 1998.


     The Company maintains research and development centers in both the United Kingdom and India. The Company's operation in the United Kingdom concentrates primarily on new product design and prototyping using the Aremis Architecture. Coding, integration and testing are performed at the Company's software development and support facility in India where employees are divided into teams for each Vertical Market. The Company's teams in India also focus on enhancements and error corrections to existing products.

     Use of the software development and support facility in India provides AremisSoft with access to highly skilled software engineers. In contrast, the available pool of appropriately skilled software professionals in Europe and the United States is decreasing as a result of Year 2000 and other projects including, the conversion to the Euro. Further, the cost of recruiting and training software developers in C++ and Java is substantially more expensive in Europe and North America. The Company believes its facility in India provides it with a significant advantage over its competitors in Western Europe and the United States, even with the additional communications and management overhead associated with remote development.

     All of AremisSoft's employees in India are full-time employees. The Company does not employ contractors or fixed term temporary personnel in India. In order to retain key personnel the Company operates a number of incentive programs, including subsidized housing, car allowances, and generous overseas allowances and bonuses for employees working on special projects. Currently, the Company utilizes a three-shift system at its facility in India, thereby allowing the Company to ensure key projects are delivered on time and to specification and facilitating customer access to software staff. The Company's software engineering research division also evaluates and develops new technologies and methodologies for the future benefit of the Company's broad range of products. Currently, these include hand held, EDI, imaging, Internet/intranet, voice activation, touchscreen and multimedia technology.

CUSTOMER SERVICE AND SUPPORT

     The Company provides the following services to its customers in an effort to promote rapid and efficient implementation, product consultation and technical support:

     Installations and Training. Installations are planned and overseen by specialist project managers in accordance with customer requirements and pre-installation consultation is provided when necessary. The Company offers a fully-integrated training program to support customer implementation of the Company's products to help ensure successful installations.

     Customer Support. The Company provides a high level of customer support through its software development and support facility in India in addition to the local support provided on a daily basis. Support and product information are also provided through the Company's Web page. In addition, the Company supports user groups in the United Kingdom and North America to enhance the support and development of the Company's products as well as its image.

     Business Review Services. AremisSoft recently introduced a business review service to ensure that its customer organizations recognize and respond to market trends. These reviews assess the factors influencing the performance of a business with respect to the management of required information services. As part of the service, the Company produces a comprehensive report containing recommendations for change and the related costs and benefits.

PROPRIETARY RIGHTS AND LICENSING


     The Company's success is dependent upon its proprietary technology and other intellectual property. The Company has submitted an application for federal registration of the AremisSoft tradename, trademark and logo with the United States Patent and Trademark Office. The Company has not registered any copyrights nor received or applied for any patents for its products, technology or other intellectual property. No assurances can be given that the Company's trademarks will be registered as a result of pending or future applications or, if registered, they will provide meaningful protection or other commercial advantages to the Company. The Company relies primarily on a combination of the protections provided by applicable copyright, trademark and trade secret laws, as well as on confidentiality procedures and licensing arrangements, to establish and protect its rights in its software. The Company also enters into confidentiality agreements with certain employees, distributors and customers and limits access to and distribution of the source codes for its products and other proprietary technology. The Company believes that the foregoing measures afford only limited protection. Despite the Company's efforts, it may be possible for third parties to copy certain portions of the Company's products or reverse engineer or obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries, such as the United Kingdom and India, do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Accordingly, no assurances can be given that the Company will be able to protect its proprietary software against unauthorized third-party copying or use, which could have a material adverse effect on the Company's business, operating results and financial condition. Policing, enforcing and protecting unauthorized use of the Company's products and intellectual property is difficult, and while the Company is unable to determine the extent to which piracy of its software products may exist, software piracy can be expected to be a problem. In addition, no assurances can be given that the Company's competitors will not independently develop technology similar to that of the Company. Moreover, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Intellectual Property Rights."

     The Company enters into license arrangements that provide for the nonexclusive license of the Company's software. The Company's license agreements generally allow the use of its software solely by the customer for internal purposes without the right to sublicense or transfer the software to third parties. Such licenses generally are perpetual, but subject to termination for breach or on notice, and contain confidentiality and nondisclosure provisions, a limited warranty covering the software, and indemnification for the customer from any infringement action related to the software.

     Although the Company is not aware that any of its products infringes upon the proprietary rights of third parties, no assurances can be given that third parties will not claim infringement by the Company with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company. The Company may also initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation to determine the validity of any claims could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks, whether or not such litigation were determined in favor of the Company. See "Risk Factors -- Intellectual Property Rights."

     The Company has in the past and may in the future resell certain software that it licenses from third parties. In addition, the Company may in the future jointly develop software in which the Company will have co-ownership or cross-licensing rights. No assurances can be given that these third-party software licenses will continue to be available to the Company on terms that provide the Company with the third-party software it requires to provide adequate functionality in its products, on terms that adequately protect the Company's proprietary rights or on terms that are commercially favorable to the Company. The loss of or inability to maintain to obtain any of these software licenses, including a loss as a result of a third-party infringement claim, could result in delays or reductions in product shipments until equivalent software, if any, could be identified, licensed and integrated, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Intellectual Property Rights."

EMPLOYEES


     As of January 25, 1999, the Company had 520 full-time employees. Of these employees, 295 are based in the Company's offices in the United Kingdom and 165 are based in the Company's software development and support facility in New Delhi, India. The remaining 60 employees are in various facilities in other locations. Of the Company's 295 employees in the United Kingdom, 118 are in the healthcare division, 59 are in the manufacturing division, 84 are in the hospitality division and 34 are in the construction division. None of the Company's employees is represented by any collective bargaining agreements and the Company has never experienced a work stoppage. The Company considers its relationship with its employees to be good and has not experienced any interruptions of operations due to labor disagreements.


PROPERTIES

     The Company leases various facilities in the United Kingdom, United States, Ireland, India, Mexico, Argentina and Cyprus which house the Company's administration, sales, marketing, support and research and development functions. The Company does not currently own any of its facilities.

     The following table sets forth certain information concerning the Company's principal facilities as of September 30, 1998:



                                                                            APPROXIMATE
                                                                 LEASE        SQUARE
         LOCATION                        FUNCTION              EXPIRATION     FOOTAGE
         --------                        --------              ----------   -----------
London, United Kingdom.....  Principal Executive Offices          2002         1,725
New Delhi, India...........  Research and Development,            1999         7,620
                             Customer Support
Hitchin, United Kingdom....  Healthcare Division                  2000         7,125
Blackburn, United
  Kingdom..................  Manufacturing Division               2010        12,000
Westmont, New Jersey.......  Manufacturing Division               2000         4,200
Woking, United Kingdom.....  Hospitality Division                 2012         7,430
Alton, United Kingdom......  Construction Division                2005         4,500
Nicosia, Cyprus............  Sales and Marketing                  2004         4,000



     As a result of the Company's acquisitions from 1993 through 1996, the Company has also been assigned relatively small leaseholdings elsewhere in the United Kingdom and in the United States, Ireland, India, Mexico, Argentina and Cyprus which expire on various dates from 1999 through 2013. The Company does not currently own any of these facilities and does not intend to renew these leases beyond the current expiration dates. The Company believes that its current facilities will be sufficient to meet its needs for the next 12 months. See Note 8 of the Notes to Consolidated Financial Statements for information regarding the Company's obligations under its leases.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


     The Board of Directors of the Company consists of three directors, all of whom are elected for one-year terms at each annual meeting of stockholders. The number of directors of the Company is expected to be increased to five upon completion of the Offering. Holders of shares of Common Stock have no right to cumulative voting in the election of directors. Consequently at each annual meeting, a majority of the stockholders will be able to elect all of the directors. The Company's executive officers are elected annually by the Board of Directors, however, they may be removed at any time by the Board of Directors.



     The following table sets forth certain information with respect to the current directors, executive officers and key employees of the Company as of January 25, 1999:



            NAME              AGE                      POSITION(S)
            ----              ---                      -----------
Dr. Lycourgos K. Kyprianou..  44    Chairman of the Board and Chief Executive Officer
Roys Poyiadjis..............  33    President, Chief Financial Officer and Vice
                                    Chairman of the Board
Noel R. Voice...............  56    Director, Chief Operating Officer, General
                                    Manager of Healthcare Systems and Secretary
H. Tate Holt................  46    Director Nominee
M.C. Mathews................  35    General Manager of Group Software Development
Barry J. Crowe..............  54    General Manager of Manufacturing Systems
Michael Gadbury.............  49    General Manager of Hospitality Systems
Brian Rogers................  58    General Manager of Construction Systems


     Dr. Lycourgos K. Kyprianou has served as the Company's Chairman of the Board, Chief Executive Officer and Secretary since the Reorganization. From 1997 to 1998, Dr. Kyprianou served as Chairman of the Board, President, Secretary and Chief Financial Officer of AremisSoft-Nevada and served as Chairman of the Board and Managing Director of LK Global from 1979 to 1998. Dr. Kyprianou is the sole founder of the Company's worldwide business, including the software development and support facility in India. Dr. Kyprianou obtained a Doctorate in Philosophy (Computer Science) from Cambridge University in 1979 and a Bachelor of Science with first class honors in Computer Science from the University of London in 1977.


     Roys Poyiadjis has served as the Company's President, Chief Financial Officer and Vice Chairman of the Board since the Reorganization. From 1997 to 1998, Mr. Poyiadjis served as a partner of Alpha Capital Limited, an investment banking firm primarily focused on investments with technology companies. From 1995 to 1996, he served as a director of Lehman Brothers International Ltd. and from 1993 to 1995 he served as an associate with Morgan Stanley & Co. International Limited. Mr. Poyiadjis received a Masters in Business Administration from the London Business School in 1993 and a Bachelor of Science (Honors) in Communications Engineering from the University of Kent in 1989.



     Noel R. Voice has served as a director of the Company as well as its Chief Operating Officer, General Manager of Healthcare Systems and Secretary since the Reorganization. From 1997 to 1998, he served as Senior Vice President of Administration of AremisSoft-Nevada. From 1992 to 1997, he served as the Senior Vice President of Administration of LK Global. From 1987 to 1989, he was Managing Director of Cara Consulting Ltd., a United Kingdom hotel systems company. From 1987 to 1992 he was founder and Managing Director of Noble Marketing Ltd., a sales and marketing consulting firm. Prior to that, he served in various senior sales and marketing positions with Motorola Information Systems (United Kingdom) (1983-1985), Philips N.V. (1980-1983) and IBM (United Kingdom) Ltd. (1970-1980).



     H. Tate Holt is expected to be appointed as a director of the Company after the completion of the Offering. Mr. Holt is currently the President of Holt & Associates, a growth management consulting firm, and has held that position since July 1990. From 1987 to 1990, he served as Senior Vice President of Automatic Data Processing ("ADP"). Mr. Holt has over 20 years of experience in various senior sales, marketing and general management positions at IBM, Triad Systems Corporation and ADP. Mr. Holt is also a director of

DBS Industries, Inc. and Onside Energy Corporation. Mr. Holt has a Bachelor of Arts degree from Indiana University.


     M.C. Mathews has served as the Company's General Manager of Group Software Development since the Reorganization. From 1997 to 1998, he served as Vice President of Group Software Development for AremisSoft-Nevada. From 1995 to 1997, he served as the Managing Director of Software Engineering of LK Global Software Engineering (India) Private Limited ("LK Global (India)") and from 1992 to 1995, he served as its Group Project Manager. Prior to joining LK Global (India) in 1990, Mr. Mathews was employed as a programmer with Alphabetics Ltd., an IBM distributor in India. Mr. Mathews has a Bachelor of Science (Honors) and Master of Science in Physics from Kerala and Delhi Universities, respectively.

     Barry J. Crowe has served as the Company's General Manager of Manufacturing Systems since the Reorganization. From 1997 to 1998, he served as Managing Director of Manufacturing for AremisSoft-Nevada. From 1995 to 1997, Mr. Crowe served as Project Manager, Account Manager and Managing Director of LK Global Manufacturing Systems (UK) Limited. From 1992 to 1995, he was a Managing Director of BEC Group Limited, a manufacturing computer systems company, that was acquired by LK Global in 1995. From 1988 to 1991, he served as a consultant for the BM Group, plc, a construction company. Prior to that, he was General Manager and Construction Director of the Beazer Group, plc, a construction company. Mr. Crowe is a Chartered Structural Engineer.

     Michael Gadbury has served as the Company's General Manager of Hospitality Systems since the Reorganization. From 1993 to 1996, he served as Managing Director of LK Global Hospitality Systems (UK) Limited and later served as its Director of International Business Development from 1996 to 1998. From 1984 to 1993, he was a Managing Director of IGS Leisure Technology Limited, a hotel computer systems company. IGS Leisure Technology Limited was acquired by LK Global in 1993.

     Brian Rogers has served as the Company's General Manager of Construction Systems since the Reorganization. From 1995 to 1998, he served as Managing Director of LK Global Construction Systems (UK) Limited. From 1978 to 1995, Mr. Rogers served as Managing Director for Briter Computer Systems Limited, a manufacturing computer systems company that was acquired by LK Global Construction Systems (UK) Limited in 1995.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors will establish an Audit Committee and a Compensation Committee prior to the completion of the Offering. The functions of the Audit Committee will include recommending to the Board of Directors the retention of independent auditors, reviewing the scope of the annual audit undertaken by the Company's independent auditors and the progress and results of their work, and reviewing the Company's financial statements, internal accounting and auditing procedures and corporate program to ensure compliance with applicable laws. The functions of the Compensation Committee will include reviewing and approving executive compensation policies and practices, reviewing salaries and bonuses for certain officers of the Company, administering the Company's 1998 Stock Option Plan (the "Stock Option Plan") and other benefit plans, and considering such other matters as may from time to time be referred to the committee by the Board of Directors.

COMPENSATION OF THE BOARD OF DIRECTORS

     Directors of the Company who are not also employees of the Company or one
of its subsidiaries will receive $          for each Board meeting attended and
$          for each committee meeting attended. No other director will receive cash compensation for services as a director. All directors will, however, be reimbursed for their expenses incurred in attending meetings.

EXECUTIVE COMPENSATION

     The following table summarizes all compensation earned by or paid to the Company's Chairman of the Board and Chief Executive Officer for services rendered in all capacities to the Company and its subsidiaries during the fiscal year ended December 31, 1995, 1996 and 1997. No options to purchase Common Stock were awarded to any executive officer or director of the Company during the fiscal year ended December 31, 1997 and no options were outstanding as of that date. No other executive officer's total annual compensation for services rendered in all capacities to the Company and its subsidiaries during the fiscal years ended December 31, 1995, 1996 and 1997, exceeded $100,000.


                           SUMMARY COMPENSATION TABLE


                                                                           LONG-TERM
                                                                          COMPENSATION
                                                          ANNUAL          ------------
                                                    COMPENSATION(1)(2)     SECURITIES
                                                    -------------------    UNDERLYING     ALL OTHER
        NAME AND PRINCIPAL POSITION                  SALARY     BONUS       OPTIONS      COMPENSATION
        ---------------------------                 --------   --------   ------------   ------------
Dr. Lycourgos K. Kyprianou.................  1997   $250,000   $200,000           --             --
  Chairman of the Board and Chief            1996   $200,000   $150,000           --             --
  Executive Officer                          1995   $200,000   $100,000           --             --


---------------

(1) As translated into United States dollars based upon the average conversion rate in effect during each fiscal year.



(2) Does not include payment of business related expenses of $205,000, $283,133 and $350,000 during fiscal 1995, 1996 and 1997, respectively.


1998 STOCK OPTION PLAN

     In June 1998, the Company adopted the Stock Option Plan, which provides for awards in the form of options, including incentive stock options ("ISOs") and nonstatutory stock options ("NSOs"). Employees, directors, consultants and advisors of the Company will be eligible for the grant of NSOs, while only employees will be eligible for the grant of ISOs. Options will have a term of up to ten years from the date of grant.

     Upon the completion of the Offering, 1,500,000 shares of Common Stock will be reserved for issuance pursuant to the exercise of stock options granted under the Stock Option Plan.

     The Stock Option Plan will be administered by the Compensation Committee. The Board of Directors may amend the Stock Option Plan as desired without further action by the Company's stockholders except as required by applicable law. The Stock Option Plan will continue in effect until terminated by the Board of Directors or, with respect to ISOs, for a term of ten years from its original adoption date, whichever is earlier.

     The consideration for each award under the Stock Option Plan will be established by the Compensation Committee, but in no event will the option exercise price for ISOs and NSOs be less than 100% of the fair market value of the Common Stock on the date of grant. Awards for key employees will have such terms and be exercisable in such manner and at such time as the Compensation Committee may determine, and the Committee may permit the deferred payment of awards. However, each ISO must expire no later than ten years from the date of grant. The Stock Option Plan provides that, in the event of a merger or reorganization of the Company, outstanding options shall be subject to the agreement of merger or reorganization.


     As of January 25, 1999, there were no options to purchase Common Stock outstanding.


EMPLOYMENT AGREEMENTS


     The Company has entered into employment agreements with Dr. Kyprianou and Messrs. Poyiadjis and Voice, The employment agreements for Dr. Kyprianou and Mr. Poyiadjis provide for an initial three-year term expiring on June 1, 2001. The employment agreement for Mr. Voice provides for an initial one-year term expiring on June 1, 1999. Each of the employment agreements may be terminated by the Company or the employee without cause (as defined in the employment agreements) upon 30 days notice, or for cause without notice. Under the employment agreements, Dr. Kyprianou and Messrs. Poyiadjis and Voice are entitled to minimum annual compensation of $250,000, $200,000, and $100,000, respectively. Under their employment agreements, each of Dr. Kyprianou and Mr. Poyiadjis is entitled to receive a severance benefit equal to one times his annual compensation if terminated without cause and 2.99 times his annual compensation if terminated without cause within 180 days after a "change in control" of the Company. For purposes of Dr. Kyprianou's and Mr. Poyiadjis' employment agreements, "change in control" is defined as an event involving one transaction or a series of related transactions in which (i) the Company issues securities equal to more than 50% of the issued and outstanding capital stock of the Company to any individual, firm, partnership, or other entity, including a "group" within the meaning of Section 13(d)(3) of the Exchange Act, (ii) the Company issues securities equal to more than 50% of the issued and outstanding capital stock of the Company in connection with a merger, consolidation or other business combination (other than for purposes of a reincorporation), (iii) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a reincorporation) or (iv) more than 50% of the Company's consolidated assets or earning power are sold or transferred.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Upon the completion of the Offering, the Compensation Committee of the Board of Directors will consist of two directors. All matters concerning executive compensation in 1997 were addressed by the full Board of Directors of AremisSoft-Nevada, the sole member of which was Dr. Kyprianou. Dr. Kyprianou was also the chief executive officer of AremisSoft-Nevada in 1997.



     In May 1998, the Company loaned $2.6 million to Dr. Kyprianou. The loan matures on May 15, 2000, and is an unsecured personal obligation of Dr. Kyprianou. The loan bears interest at the rate of LIBOR plus 2% per annum. The Company believes that the terms of the loan are comparable to those that could have been obtained in arms-length bargaining with an unrelated third party. As of January 25, 1999, the unpaid principal balance of the loan was approximately $1.8 million.



     In 1998, the Company entered into an employment agreement with Dr. Kyprianou for an initial three-year term expiring on June 1, 2001. The employment agreement may be terminated by the Company or Dr. Kyprianou without cause (as defined in the employment agreement) upon 30 days notice, or for cause without notice. Under the employment agreement, Dr. Kyprianou is entitled to minimum annual compensation of $250,000 and is entitled to receive a severance benefit equal to one times his annual compensation if terminated without cause and 2.99 times his annual compensation if terminated without cause within 180 days after a "change in control" of the Company. For purposes of Dr. Kyprianou's employment agreement, "change in control" is defined as an event involving one transaction or a series of related transactions in which (i) the Company issues securities equal to more than 50% of the issued and outstanding capital stock of the Company to any individual, firm, partnership, or other entity, including a "group" within the meaning of Section 13(d)(3) of the Exchange Act, (ii) the Company issues securities equal to more than 50% of the issued and outstanding capital stock of the Company in connection with a merger, consolidation or other business combination (other than for purposes of a reincorporation), (iii) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a reincorporation) or (iv) more than 50% of the Company's consolidated assets or earning power are sold or transferred.



     In 1998, the Company entered into a registration rights agreement with Dr. Kyprianou pursuant to which Dr. Kyprianou has the right to require the Company to use its best efforts to register under the Securities Act all or a portion of his shares of Common Stock, subject to certain terms and conditions. Dr. Kyprianou also has the right to participate in equity offerings initiated by the Company, subject to certain terms and conditions. The Company will pay all expenses relating to the performance of, or compliance with the Company's obligations under the registration rights agreement. In either case, however, Dr. Kyprianou will be responsible for underwriters' discounts and selling commissions with respect to the shares being sold pursuant to his registration rights agreement and the fees and expenses of his counsel in connection with such registration. Dr. Kyprianou's rights under his registration rights agreement are assignable to parties who agree to be bound thereby.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Certificate of Incorporation that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. The DGCL provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of their duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) that arises under Section 174 of the DGCL for unlawful payment of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Certificate of Incorporation and bylaws also provide for indemnification of the Company's directors and officers to the fullest extent permitted by the DGCL. The Company intends to enter into separate indemnification agreements with its directors and certain of its officers that could require the Company, among other things, to indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in its Certificate of Incorporation and the indemnification agreements will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers.

     The employment agreements with each of Dr. Kyprianou and Messrs. Poyiadjis and Voice also provide that the Company will indemnify such individuals for any losses, costs, damages or expenses incurred as a direct consequence of the discharge of their duties or by reason of their status as agents of the Company.

                              CERTAIN TRANSACTIONS


     On various dates during 1998, Roys Poyiadjis, the Company's President and Chief Financial Officer, made loans to the Company in the aggregate principal amount of $1.8 million. The loans are reflected in a promissory note dated January 19, 1999, which matures on January 19, 2001, bears interest at the rate of LIBOR plus 2% per annum and is unsecured. As of January 25, 1999, the aggregate unpaid principal balance of the loans was approximately $1.8 million.



     On May 15, 1998 the Company loaned $2.6 million to Dr. Kyprianou, which is evidenced by a promissory note. The loan matures on May 15, 2000, and is an unsecured personal obligation of Dr. Kyprianou. The loan bears interest at the rate of LIBOR plus 2% per annum. The Company believes that the terms of the loan are comparable to those that could have been obtained in arms-length bargaining with an unrelated third party. As of January 25, 1999, the unpaid principal balance of the loan was approximately $1.8 million.



     The Company is a party to employment agreements with Dr. Kyprianou and Messrs. Poyiadjis and Voice. See "Management -- Employment Agreements."


     The Company has entered into registration rights agreements with Dr. Kyprianou and Mr. Poyiadjis. See "Shares Eligible for Future
Sale -- Registration Rights."

     The Company intends to enter into indemnification agreements with each of its directors and executive officers. See "Management -- Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS



     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of January 25, 1999, and as adjusted to reflect the sale of the shares of Common Stock offered hereby,
(i) for each person or entity known by the Company to own beneficially more than five percent of the then outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer, and (iv) all directors and executive officers as a group.



                                                     SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                            OWNED                   OWNED
                                                         PRIOR TO THE             AFTER THE
                                                         OFFERING(2)            OFFERING(2)(3)
                                                     --------------------    --------------------
      NAME AND ADDRESS OF BENEFICIAL OWNER(1)         NUMBER      PERCENT     NUMBER      PERCENT
      ---------------------------------------        ---------    -------    ---------    -------
Dr. Lycourgos K. Kyprianou(4)......................  4,721,920      47.2%    4,721,920      34.9%
Roys Poyiadjis(5)..................................    584,190       5.8%      584,190       4.3%
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP
  (TWO PERSONS)....................................  5,306,110        53%    5,306,110     39.29%


---------------
 *  Less than 1% of the outstanding Common Stock.


(1) Unless otherwise indicated, the address for each listed stockholder is 60 Bishopsgate, London EC2N 4AJ, England.



(2) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated in these footnotes and any applicable community property laws, each stockholder has sole voting and investment power with respect to the shares of Common Stock beneficially owned.



(3) Percentages are calculated assuming no exercise of the Underwriter's over-allotment option.



(4) Represents shares held by LK Global (Holdings) N.V., for which Dr. Kyprianou serves as trustee and has sole voting and investment power.



(5) Represents shares held by Temco Ltd for which Mr. Poyiadjis serves as trustee and has sole voting and investment power.


                              SELLING STOCKHOLDERS


     In the event that the Underwriters' over-allotment option is exercised in full, the following Selling Stockholders will sell the number of shares indicated:



                                         BENEFICIAL                         BENEFICIAL        PERCENTAGE
                                         OWNERSHIP                          OWNERSHIP         OWNERSHIP
                                          PRIOR TO         NUMBER OF          AFTER             AFTER
                                       OVER-ALLOTMENT       SHARES        OVER-ALLOTMENT    OVER-ALLOTMENT
                                          EXERCISE       BEING OFFERED       EXERCISE          EXERCISE
                                       --------------    -------------    --------------    --------------
Hare & Co. ..........................       87,629          11,684            75,945
Krug, Burgess, Webster Inc. .........      103,110          11,684            91,426
Profunda Truehand S.A. ..............      132,027          58,419            73,608
Bank AustriaAktiengese/Schaft........      151,890          45,275           106,615
RBB Bank AG..........................      116,838          40,894            75,944



     In the event that the Underwriters elect to exercise less than the full over-allotment option, the number of shares offered by the Selling Stockholders will be reduced proportionately.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company's Certificate of Incorporation provides for authorized capital stock of 100,000,000 shares, consisting of 85,000,000 shares of Common Stock, $.001 par value per share ("Common Stock"), and 15,000,000 shares of Preferred Stock, $.001 par value per share ("Preferred Stock"). As of January 25, 1999, there were 10,000,067 shares of Common Stock issued and outstanding held by 84 stockholders of record and there were no shares of Preferred Stock outstanding.


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have preemptive rights. The Company's Certificate of Incorporation does not provide for cumulative voting for the election of directors. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable. In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after the payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of Preferred Stock. See "-- Preferred Stock." Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes 15,000,000 shares of undesignated Preferred Stock, none of which is currently outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue from time to time the Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers and relative participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could reduce the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS


     The Company has issued warrants to purchase an aggregate of 51,117 shares of the Company's Common Stock at an exercise price of $8.56 per share. The Warrants are immediately exercisable, have a term of two years expiring on April 10, 2000 and were issued in payment of finder's fees in connection with a private placement by AremisSoft-Nevada of preferred stock. The number of shares issuable upon exercise of the Warrants is subject to adjustment in the event of certain dividends and other distributions, issuances of convertible securities and stock splits, stock dividends and similar events. The Warrants also contain registration rights. See "Shares Eligible for Future Sale -- Registration Rights."


ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws summarized in the following paragraphs may be deemed to have anti-takeover effects. These provisions may have the effect of discouraging a future takeover attempt that is not approved by the Board of Directors but that individual Company stockholders may deem to be in their best interests or by which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also make the removal of the current Board of Directors or management of the Company more difficult. The following is a description of certain of the provisions of the Certificate of Incorporation and Bylaws of the Company.


  Authorized Shares


     The Certificate of Incorporation authorizes the issuance of 85,000,000 shares of Common Stock and 15,000,000 shares of Preferred Stock. Following the completion of the Offering, the Board of Directors will have the authority to authorize issuance of any authorized and unissued shares of Common Stock and Preferred Stock. The Board of Directors has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management in retaining its position. The Company's Board of Directors currently has no plans for the issuance of additional shares of Preferred Stock or Common Stock.


  Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

     The Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to other matters to be brought by stockholders before an annual meeting of stockholders of the Company (the "Business Procedure"). The Nomination Procedure requires that a stockholder give 90 days advance written notice, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. The requirements as to the form and timing of the notice are specified in the Bylaws. If the Chairman of the Board of Directors determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director. Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give 90 days advance written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of the notice is specified in the Bylaws. If the Chairman of the Board of Directors determines that the other business was not properly brought before the meeting in accordance with the Business Procedure, the business will not be conducted at the meeting.

     Although the Bylaws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

  Delaware Law

     The Company is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder, as defined below, for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
(iii) at or after such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. For purposes of Section 203 of the DGCL, an "interested stockholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.
Section 203 of the DGCL may have the effect of delaying, deterring or preventing a change in control of the Company without further action by the Company's stockholders.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is Olde Monmouth Stock Transfer Co., Inc., Atlantic Highlands, New Jersey.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there was no public market for the Common Stock and no prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

GENERAL


     Upon the completion of the Offering, the Company will have issued and outstanding 13,500,067 shares of Common Stock (14,025,067 if the Underwriters' over-allotment option is exercised in full). The shares of Common Stock sold in the Offering will be freely tradeable by persons other than affiliates of the Company without restriction under the Securities Act. Substantially all of the shares to be outstanding upon the completion of the Offering, other than the 3,500,000 shares being offered hereby, are subject to the lock-up agreements described below or are "restricted securities" within the meaning of Rule 144 under the Securities Act. Upon the expiration of the lock-up period described below, approximately 7,513,639 additional shares will be eligible for sale in the public market, approximately 5,306,110 of which will be subject to certain restrictions under Rule 144. The shares of Common Stock outstanding immediately prior to the Offering which are restricted securities may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. As described below under "-- Registration Rights," the Company has granted registration rights covering approximately 6,756,941 of such shares.



     In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of restricted securities from the Company or any affiliate of the Company, a person (or persons whose shares are aggregated) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of then outstanding shares of Common Stock (approximately 135,000 shares immediately after the completion of the Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sales provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the date of acquisition of restricted securities from the Company or any affiliate of the Company, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person (or persons whose shares are aggregated) would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements and the availability of current public information requirements. An "affiliate" of an entity is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such entity and may include officers and directors, principal stockholders and certain stockholders with special relationships. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.



     Subject to certain exceptions, the Company, all of the Company's executive officers and directors, the Selling Stockholders and certain other stockholders of the Company have agreed that, without the prior written consent of Cruttenden Roth Incorporated, on behalf of the Underwriters, they will not, during the period ending 180 days from the date of this Prospectus, register for sale, sell, offer, contract to sell, grant an option for sale or otherwise dispose of or transfer any capital stock of the Company or any securities convertible into or exchangeable for capital stock of the Company. See "Underwriting."


     The Company intends to file one or more registration statements under the Securities Act to register shares of Common Stock that will be reserved for issuance upon exercise of options that may be granted under the Stock Option Plan. Other than the shares and options to purchase shares subject to the lock-up agreements, shares registered under the Securities Act will be freely transferable upon issuance unless acquired by affiliates of the Company.

REGISTRATION RIGHTS

     The following summary of certain material provisions of certain registration rights agreements is qualified in its entirety by reference to each such registration rights agreement, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information."


     Upon the completion of the Offering, the holders of approximately 1,450,831 shares of Common Stock, or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of a registration statement covering such registrable shares. If the Company proposes to register any of its securities under the Securities Act either for its own account or the account of any holders of securities exercising registration rights, holders of shares registrable pursuant to registration rights are entitled to notice of such registration and are entitled to include such registrable shares therein, subject to certain terms and conditions.



     Pursuant to their employment agreements, the Company has entered into registration rights agreements with Dr. Kyprianou and Mr. Poyiadjis (the "Existing Stockholders"), who beneficially owned 4,721,920 and 584,190 shares, of Common Stock, respectively, as of September 30, 1998. Pursuant to their registration rights agreements, the Existing Stockholders have the right to require the Company to use its best efforts to register under the Securities Act all or a portion of their shares, subject to certain terms and conditions. The Existing Stockholders also have the right to participate in equity offerings initiated by the Company, subject to certain terms and conditions. The Company will pay all expenses relating to the performance of, or compliance with the Company's obligations under such registration rights agreements. In either case, however, the Existing Stockholders will be responsible for underwriters' discounts and selling commissions with respect to the shares being sold pursuant to such registration rights agreements and the fees and expenses of their counsel in connection with such registration. The Existing Stockholders' rights under their registration rights agreements will be assignable to parties who agree to be bound thereby.



     In addition, the Company has granted certain registration rights in connection with the issuance of warrants to purchase 51,117 shares of Common Stock. See "Description of Capital Stock -- Warrants."

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Cruttenden Roth Incorporated and FAC/Equities, a division of First Albany Corporation, are acting as Representatives, have severally agreed to purchase from the Company and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:



                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Cruttenden Roth Incorporated................................
First Albany Corporation....................................
          Total.............................................     3,500,000
                                                                 =========



     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company's counsel and independent public accountants. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all the shares of Common Stock if any are purchased.



     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow
selected dealers, a concession of not more than $     per share, and the
Underwriters may allow, and such selected dealers may reallow, a concession of
not more than $     per share to other dealers. After the initial public
offering of the shares, the public offering price and other selling terms may be changed by the Representatives. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.



     The Company and Selling Stockholders have granted an option to the Underwriters, exercisable for a period of 45 days after the date of this Prospectus, to purchase up to an additional 525,000 shares of Common Stock at the same price per share as the initial shares to be purchased by the Underwriters to cover over-allotments, if any. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares of Common Stock in approximately the same proportion as set forth in the above table.



     The Representatives have advised the Company that they do not expect any sales of the shares of Common Stock offered hereby to be made to discretionary accounts controlled by the Underwriters.



     The Company has agreed to issue to the Representatives at the closing of the Offering warrants (the "Representatives' Warrants") to purchase up to 5% of the number of shares of Common Stock sold in the Offering (excluding any shares sold in the event the over-allotment option is exercised) at an exercise price per share equal to 120% of the initial per share public offering price. The Representatives' Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus and contain standard net-issuance provisions. The holders of the Representatives' Warrants will have no voting, dividend or other shareholder rights until the Representatives' Warrants are exercised. The terms of the Representatives' Warrants were established as the result of negotiations between the Company and the Representatives. If the Representatives' Warrants are exercised, the Representatives may realize additional compensation. By their terms, the Representatives' Warrants will be restricted from sale, transfer, assignment or hypothecation, except to persons that are officers of the Representatives. The number of shares covered by the Representatives' Warrants and the exercise price thereof are subject to adjustment in certain events to prevent dilution. In addition, the Company has granted certain rights to the holders of the Representatives' Warrants to register the Representatives' Warrants and the Common Stock underlying the Representatives' Warrants under the Securities Act.



     The Company and the Selling Stockholders have agreed to pay the Representatives a nonaccountable expense allowance equal to 1.0% of the aggregate price of the shares of Common Stock offered hereby (including with respect to shares of Common Stock underlying the over-allotment option, if and to the extent it is exercised) set forth on the front cover of this Prospectus. The Representatives' expenses in excess of the nonaccountable expense allowance, including their legal expenses, will be borne by the Representatives.



     The Company, its officers, directors and warrant holders have entered into lock-up agreements with the Representatives which provide that they will not offer, sell or otherwise dispose of any Common Stock for a period of 180 days after the commencement of the Offering without the prior written consent of Cruttenden Roth. Cruttenden Roth has no present intention to release the locked-up shares prior to expiration of the 180-day period although Cruttenden Roth may release the locked-up shares sooner upon a change in market conditions. See "Shares Eligible For Future Sale."



     Prior to the Offering, there has been no established trading market for the Common Stock. Consequently, the initial public offering price for the Common Stock offered hereby has been determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the preliminary demand for the Common Stock, the prevailing market and economic conditions, the Company's results of operations, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses, the current condition of the markets in which the Company operates, and other factors deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.



     Certain persons participating in the Offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which otherwise might prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate-covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the Offering when shares of Common Stock sold by the syndicate member are purchased in syndicate-covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.



     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and their controlling persons against certain liabilities under the Securities Act or will contribute to payments the Underwriters and their controlling persons may be required to make in respect thereof.


                                 LEGAL MATTERS


     Certain legal matters in connection with the Offering will be passed upon for the Company by Bartel Eng Linn & Schroder, Sacramento, California. Certain legal matters in connection with the Offering will be passed upon for the Company by Pillsbury Madison & Sutro LLP, Sacramento, California. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Loeb & Loeb LLP, Los Angeles, California.


                                    EXPERTS


     The Consolidated Financial Statements of the Company as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 appearing in this Prospectus and in the Registration Statement, have been audited by Pannell Kerr Forster, chartered accountants, independent auditors, as set forth in their report thereon appearing elsewhere herein, and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS


     In December 1998, Pannell Kerr Forster, chartered accountants, was engaged as the Company's independent auditors. Accordingly, the engagement of Ernst & Young, chartered accountants, was discontinued effective December 16, 1998. The decision to change independent accountants was approved by the Company's Board of Directors. During their engagement, Ernst & Young issued no audit report which was qualified or modified as to uncertainty, audit scope or accounting principles, or which contained adverse opinions or disclaimers of opinion on any of the Company's financial statements and there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Pannell Kerr Forster acted as the Company's independent auditors until May 15, 1998, at which time Ernst & Young was engaged as the Company's auditors.


                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement," which term encompasses all amendments, exhibits and schedules thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site (address http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


     Upon the completion of the Offering, the Company will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the Commission in accordance with the Commission's rules. Such reports and other information concerning the Company may be inspected and copied at the public reference facilities and regional offices of the Commission referred to above.

     The Company intends to furnish to its stockholders annual reports containing audited financial information and furnish quarterly reports containing condensed unaudited financial information for each of the first three quarters of each fiscal year.

                               GLOSSARY OF TERMS

     AS/400. A series of mini computers, often referred to as mid-range systems.


     C++. An object-oriented extension of the C programming language. The core of C++ programming is commonly extended on different operating system platforms to support specific features.


     Character User Interface ("CUI"). A methodology for presenting information on computer screens in a text-based format to applications utilizing the characters of a keyboard and without a graphical user interface.

     Client/Server. A type of computer network communication. The communication is analogous to a customer (client) who sends an order (request) on an order form to a supplier (server) who dispatches the goods and an invoice (response). The order form and invoice are, in this example, part of the "protocol" used to communicate.

     Distributed Object Computing. A software architecture in which the software representing an object can transparently execute on either a local or remote server. This allows transparent centralization of logic processing.

     Enterprise Resource Planning ("ERP"). A planning system to permit enterprise-wide management of material and human resources and the integration of sales, forecasting, financing and other functions across a manufacturing organization.


     Graphical User Interface ("GUI"). A methodology for presenting information on computer screens in a graphical format that is easier to understand than text-based formats and that is consistent between applications based on the same graphical user interface.


     Java. A platform-independent programming language built as a method to provide services over the Internet. Commonly, websites provide a Java application (called an applet) which is downloaded by the client and executed on the client machine. Java is specifically built so that an application can be run on any kind of system, so separate versions are not needed. Java also has some security features built in to make it more difficult for destructive applets to be written.


     Local Area Network ("LAN"). A group of one or more computers connected together for the purpose of sharing data and networked resources such as printers, modems and fax servers.


     Object Orientated Programming. A rapidly emerging desired feature of applications software. Object-oriented technology consists of component objects that are essentially building blocks of small, discrete pieces of functionality. These component objects can be configured to create complete applications and enable software developers to rapidly create and modify systems to provide the desired functionality for specific markets or individual customers.

     Open Architecture. An architecture with expansion slots that are capable of accommodating additional components and functionality.

     Open Database Connectivity ("ODBC"). A standard for providing computer access to a variety of database systems and other data applications.

     Operating System. Software allowing the user and the installed application programs to communicate with the computer hardware. The basic computer system is generally an MS-DOS operating system. Other operating systems include Windows, Windows NT, Windows 95, Novell Netware and UNIX.

     OS/2. An operating system marketed by IBM that provides multitasking features, allowing computers to perform several tasks at the same time.

     UNIX. An operating system originally developed by AT&T and now available in several versions from various vendors. UNIX is designed to run on a wide variety of computer hardware.

     Visual Basic. A programming language providing rapid and efficient prototyping and executable code for distribution to end users.

     Visual Basic for Applications. A programming language based on Visual Basic which can be used to script and automate Windows applications.

     Wide Area Network ("WAN"). A group of computers linked together to cover a large geographical area in order to share information and facilitate communication among users.

     Windows, Windows NT, Windows 95. Operating systems developed by Microsoft Corporation which provide multitasking features and access to a variety of Internet and intranet information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Independent Auditors Report.................................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Changes in Stockholders' Equity
  (Deficit).................................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS REPORT


To the Board of Directors and Stockholders
AremisSoft Corporation


     We have audited the accompanying consolidated balance sheets of AremisSoft Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in the United States for financial statements as of December 31, 1997 and for the year then ended and in accordance with United Kingdom auditing standards for financial statements as of December 31, 1996 and for the two years then ended, which do not differ materially from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AremisSoft Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States.



     As described in note 1 to the consolidated financial statements, the Company has restated its previously issued 1996 and 1995 consolidated financial statements.



/s/ Pannell Kerr Forster


London, England

January 27, 1999

                             AREMISSOFT CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS


                                                                    DECEMBER 31,          SEPTEMBER 30,
                                                              ------------------------    -------------
                                                                  1996          1997          1998
                                                              -------------    -------    -------------
                                                              (AS RESTATED-                (UNAUDITED)
                                                               SEE NOTE 1)
Current assets:
  Cash and cash equivalents.................................     $   867       $   239       $   456
  Accounts receivable, less allowances for doubtful accounts of $484, $971 and $1,058 at December 31, 1996 and 1997
    and September 30, 1998, respectively....................      11,017         9,458        18,893
  Other receivables.........................................         254           670         2,697
  Inventory.................................................       1,283         1,070           946
  Prepaid expenses and other assets.........................       1,284         2,169         1,816
                                                                 -------       -------       -------
Total current assets........................................      14,705        13,606        24,808
Property and equipment, net.................................       2,386         2,040         2,195
Purchased and developed software, net of accumulated
  amortization of $5,912, $5,755 and $5,789 at December 31,
  1996 and 1997 and September 30, 1998, respectively........         334           764         1,744
Intangible assets, net of accumulated amortization of
  $13,241, $12,766 and $12,824 at December 31, 1996 and 1997
  and September 30, 1998, respectively......................       1,024           832           776
                                                                 -------       -------       -------
Total assets................................................     $18,449       $17,242       $29,523
                                                                 =======       =======       =======

                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................     $ 3,596       $ 4,244       $ 9,125
  Accrued taxes payable.....................................       3,828         4,887         4,109
  Current portion of capital lease obligations..............          68            40            --
  Other accrued expenses....................................       4,565         4,507         3,246
  Bank loans and short-term demand facility.................       6,490         7,207         7,215
  Deferred revenue..........................................      11,596         5,692         4,606
                                                                 -------       -------       -------
Total current liabilities...................................      30,143        26,577        28,301
Long-term debt..............................................      13,388        10,096         8,616
Capital lease obligations, less current portion.............          21           103            47
Stockholders' equity (deficit):
  Series A convertible preferred stock, par value $0.001;
    authorized 2,100 shares; no shares, 1,137 and no shares
    issued and outstanding at December 31, 1996, 1997 and
    September 30, 1998, respectively; liquidating preference
    at par value............................................          --             1            --
  Series B convertible preferred stock, par value $0.001;
    authorized 3,500 shares; no shares issued and
    outstanding at December 31, 1996, 1997 and September 30,
    1998, respectively; liquidating preference at par
    value...................................................          --            --            --
  Common stock, par value $0.001; authorized 75,000 shares;
    7,504, 7,569 and 10,000 shares issued and outstanding at
    December 31, 1996 and 1997 and September 30, 1998,
    respectively............................................           8             8            10
  Additional paid-in capital................................      11,364        17,767        27,068
  Accumulated deficit.......................................     (33,756)      (35,376)      (32,454)
  Accumulated other comprehensive income (loss).............      (2,719)       (1,934)       (2,065)
                                                                 -------       -------       -------
Total stockholders' equity (deficit)........................     (25,103)      (19,534)       (7,441)
                                                                 -------       -------       -------
Total liabilities and stockholders' equity (deficit)........     $18,449       $17,242       $29,523
                                                                 =======       =======       =======


  The accompanying notes are an integral part of these consolidated financial statements.

                             AREMISSOFT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                       NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                     -----------------------------   ---------------------
                                                       1995       1996      1997      1997        1998
                                                     --------   --------   -------   -------   -----------
                                                       (AS RESTATED --                    (UNAUDITED)
                                                         SEE NOTE 1)
Revenues:
  Software licenses................................  $  6,641   $ 12,052   $17,024   $11,053     $18,174
  Maintenance and services.........................     9,426     15,839    18,990    12,515      15,244
  Hardware and other...............................     5,355      6,541     6,360     4,291       2,852
                                                     --------   --------   -------   -------     -------
    Total revenues.................................    21,422     34,432    42,374    27,859      36,270
Cost of revenues:
  Software licenses................................       875      1,555     2,079     1,346       2,829
  Maintenance and services.........................     2,735      5,393     5,377     3,485       5,662
  Hardware and other...............................     4,829      5,760     5,147     3,458       2,374
  Amortization of purchased software and
    capitalized software development costs.........     1,986      2,327        70        51         115
  Write off of purchased software costs............       388         --        --        --          --
                                                     --------   --------   -------   -------     -------
    Total cost of revenues.........................    10,813     15,035    12,673     8,340      10,980
                                                     --------   --------   -------   -------     -------
Gross profit.......................................    10,609     19,397    29,701    19,519      25,290
Operating expenses:
  Sales and marketing..............................    10,811     15,182    17,834    11,497      11,995
  Research and development.........................     6,428      6,409     6,233     4,641       4,165
  General and administrative.......................     3,442      5,605     5,227     3,923       3,345
  Amortization of intangible assets................     3,176      5,144        97        72         195
  Write off of intangible assets...................        --        505        --        --          --
                                                     --------   --------   -------   -------     -------
    Total operating expenses.......................    23,857     32,845    29,391    20,133      19,700
                                                     --------   --------   -------   -------     -------
Profit (loss) from operations......................   (13,248)   (13,448)      310      (614)      5,590
Other income (expense):
  Interest income..................................         5         11         6         1           1
  Interest expense.................................    (1,289)    (1,917)   (1,901)   (1,446)     (1,416)
                                                     --------   --------   -------   -------     -------
Income (loss) before income taxes..................   (14,532)   (15,354)   (1,585)   (2,059)      4,175
Income tax expense (benefit).......................        37        (50)       35        27       1,253
                                                     --------   --------   -------   -------     -------
Net income (loss)..................................  $(14,569)  $(15,304)  $(1,620)  $(2,086)    $ 2,922
                                                     ========   ========   =======   =======     =======
Basic earnings (loss) per share....................  $  (1.94)  $  (2.04)  $ (0.21)  $ (0.28)    $  0.29
                                                     ========   ========   =======   =======     =======
Diluted earnings (loss) per share..................  $  (1.94)  $  (2.04)  $ (0.21)  $ (0.28)    $  0.29
                                                     ========   ========   =======   =======     =======
Weighted average number of shares used in
  computing:
Basic earnings (loss) per share....................     7,504      7,504     7,518     7,504      10,000
                                                     ========   ========   =======   =======     =======
Diluted earnings (loss) per share..................     7,504      7,504     7,518     7,504      10,015
                                                     ========   ========   =======   =======     =======


  The accompanying notes are an integral part of these consolidated financial statements.

                             AREMISSOFT CORPORATION

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                                      ACCUMULATED        TOTAL
                                      PREFERRED STOCK    COMMON STOCK     ADDITIONAL                     OTHER       STOCKHOLDERS'
                                      ---------------   ---------------    PAID-IN     ACCUMULATED   COMPREHENSIVE      EQUITY
                                      SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT        INCOME         (DEFICIT)
                                      ------   ------   ------   ------   ----------   -----------   -------------   -------------
BALANCES AT DECEMBER 31, 1994.......      --     --      7,504    $ 8      $ 6,059      $ (3,883)       $    --        $  2,184
Net loss............................      --     --         --     --           --       (14,569)            --         (14,569)
Currency translation adjustment.....      --     --         --     --           --            --             19              19
                                      ------    ---     ------    ---      -------      --------        -------        --------
BALANCES AT DECEMBER 31, 1995 (AS
  RESTATED -- SEE NOTE 1)...........      --     --      7,504      8        6,059       (18,452)            19         (12,366)
Stockholder contribution............      --     --         --     --        5,305            --             --           5,305
Net loss............................      --     --         --     --           --       (15,304)            --         (15,304)
Currency translation adjustment.....      --     --         --     --           --            --         (2,738)         (2,738)
                                      ------    ---     ------    ---      -------      --------        -------        --------
BALANCES AT DECEMBER 31, 1996 (AS
  RESTATED -- SEE NOTE 1)...........      --     --      7,504      8       11,364       (33,756)        (2,719)        (25,103)
Issuance of common stock in
  connection with the acquisition of
  the net assets of Juno (Note 1)...      --     --         65     --           --            --             --              --
Issuance of Series A preferred
  stock, net of costs of $609.......   1,137      1         --     --        6,403            --             --           6,404
Net loss............................      --     --         --     --           --        (1,620)            --          (1,620)
Currency translation adjustment.....      --     --         --     --           --            --            785             785
                                      ------    ---     ------    ---      -------      --------        -------        --------
BALANCES AT DECEMBER 31, 1997.......   1,137      1      7,569      8       17,767       (35,376)        (1,934)        (19,534)
Issuance of common stock, net of
  costs of $1,036 (unaudited).......      --     --      1,294      1        9,301            --             --           9,302
Conversion of preferred stock into
  common stock......................  (1,137)    (1)     1,137      1           --            --             --              --
Net income (unaudited)..............      --     --         --     --           --         2,922             --           2,922
Currency translation adjustment
  (unaudited).......................      --     --         --     --           --            --           (131)           (131)
                                      ------    ---     ------    ---      -------      --------        -------        --------
BALANCES AT SEPTEMBER 30, 1998
  (UNAUDITED).......................      --    $--     10,000    $10      $27,068      $(32,454)       $(2,065)       $ (7,441)
                                      ======    ===     ======    ===      =======      ========        =======        ========


                                      COMPREHENSIVE
                                         INCOME
                                         (LOSS)
                                      -------------
BALANCES AT DECEMBER 31, 1994.......
Net loss............................     (14,569)
Currency translation adjustment.....          19
                                        --------
BALANCES AT DECEMBER 31, 1995 (AS
  RESTATED -- SEE NOTE 1)...........     (14,550)
Stockholder contribution............          --
Net loss............................     (15,304)
Currency translation adjustment.....      (2,738)
                                        --------
BALANCES AT DECEMBER 31, 1996 (AS
  RESTATED -- SEE NOTE 1)...........     (18,042)
Issuance of common stock in
  connection with the acquisition of
  the net assets of Juno (Note 1)...          --
Issuance of Series A preferred
  stock, net of costs of $609.......          --
Net loss............................      (1,620)
Currency translation adjustment.....         785
                                        --------
BALANCES AT DECEMBER 31, 1997.......        (835)
Issuance of common stock, net of
  costs of $1,036 (unaudited).......          --
Conversion of preferred stock into
  common stock......................          --
Net income (unaudited)..............       2,922
Currency translation adjustment
  (unaudited).......................        (131)
                                        --------
BALANCES AT SEPTEMBER 30, 1998
  (UNAUDITED).......................       2,791
                                        ========


  The accompanying notes are an integral part of these consolidated financial statements.

                             AREMISSOFT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                 NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                 -----------------------------   -----------------
                                                   1995       1996      1997      1997      1998
                                                 --------   --------   -------   -------   -------
                                                   (AS RESTATED --                  (UNAUDITED)
                                                     SEE NOTE 1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..............................  $(14,569)  $(15,304)  $(1,620)  $(2,086)  $ 2,922
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
Depreciation...................................       345        958       977       730       432
Amortization of capitalized software and
  intangible assets............................     5,162      7,471       167       123       310
Write off capitalized software and intangible
  assets.......................................       388        505        --        --
Changes in assets and liabilities, net of
  acquisitions
  Accounts receivable..........................    (5,091)     1,106     2,933     1,250    (8,906)
  Other receivables............................       (30)       832      (461)     (277)   (2,027)
  Inventory....................................        74       (477)      163       137       124
  Prepaid expenses and other assets............      (365)       653    (2,595)     (640)      353
  Accounts payable.............................     1,034        422       788       537     5,381
  Deferred revenue.............................     4,098     (1,290)   (5,726)     (557)   (1,086)
  Accrued taxes payable........................       754      1,679     1,242       996      (778)
  Other accrued expenses.......................     2,062      2,191       103        18    (2,127)
                                                 --------   --------   -------   -------   -------
Net cash provided by (used in) operating
  activities...................................    (6,138)    (1,254)   (4,029)      231    (5,402)
                                                 --------   --------   -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..........      (495)    (1,130)     (684)       51      (585)
  Capitalized software development costs.......      (514)      (223)     (515)       --    (1,419)
  Payment for acquisitions, net of cash
     acquired..................................    (7,527)    (3,256)       --        --        --
  Proceeds from disposal of property and
     equipment.................................       167        549       228       210        --
                                                 --------   --------   -------   -------   -------
Net cash provided by (used in) investing
  activities...................................    (8,369)    (4,060)     (971)      261    (2,004)
                                                 --------   --------   -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of stock..........        --         --     6,402        --     9,302
  Stockholder contribution.....................        --      5,305        --        --        --
  Long-term borrowings.........................    13,475      1,936        33        --        --
  Principal payments of long-term borrowings...      (268)    (1,732)   (2,040)     (959)   (1,480)
  Principal payments of capital lease
     obligations...............................      (246)      (353)      (53)      (10)      (96)
  Short-term demand facility...................     1,818      1,301       186      (489)        8
                                                 --------   --------   -------   -------   -------
Net cash provided by (used in) financing
  activities...................................    14,779      6,457     4,528    (1,458)    7,734
                                                 --------   --------   -------   -------   -------
Net increase (decrease) in cash and cash
  equivalents..................................       272      1,143      (472)     (966)      328
Effect of foreign currency exchange rates on
  cash and cash equivalents....................       (17)      (531)     (156)      342      (111)
Cash and cash equivalents, at beginning of
  period.......................................        --        255       867       867       239
                                                 --------   --------   -------   -------   -------
Cash and cash equivalents, at end of period....  $    255   $    867   $   239   $   243   $   456
                                                 ========   ========   =======   =======   =======
Supplemental disclosure:
  Interest paid................................  $    975   $  1,887   $ 1,900   $ 1,445   $   933


  The accompanying notes are an integral part of these consolidated financial statements.

                             AREMISSOFT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (INFORMATION AS OF SEPTEMBER 30, 1998 AND EACH OF THE NINE
         MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED)


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


  Nature of Operations

     AremisSoft Corporation develops, markets, implements and supports enterprise-wide applications software targeted to mid-sized organizations, principally in the healthcare, manufacturing, hospitality and construction industries.

  Organization and Basis of Presentation


     In October 1997, AremisSoft Corporation, under its previous name of Juno Acquisitions, Inc. ("Juno"), entered into a Plan and Agreement of Reorganization (the "Plan") with LK Global Information Systems BV ("LK Global"), a company incorporated in The Netherlands. Under the terms of the Plan, Juno acquired all of the issued and outstanding common stock of LK Global in exchange for 7,503,920 shares of its common stock (the "1997 Acquisition"). Prior to the 1997 Acquisition, Juno had no significant operations.


     LK Global is accounted for as the acquirer and as the surviving accounting entity because the former stockholders of LK Global received approximately 99% of the voting rights in the combined corporation. The shares issued by Juno have been accounted for as if those shares comprised the historical share capital of LK Global. The outstanding capital stock of Juno, at the date of the 1997 Acquisition, has been accounted for as shares issued by LK Global to acquire the net assets of Juno.


     Because LK Global is the accounting survivor, the financial statements presented for all periods are those of LK Global and its subsidiaries (collectively the "Company") with a change in the name to AremisSoft Corporation. The Company will become a wholly-owned subsidiary of AremisSoft Corporation ("AremisSoft-Delaware"), a company incorporated in Delaware, upon the completion of a proposed reincorporation reorganization prior to the public offering of common stock described in note 13 below. This transaction will be effected in a share exchange and will be accounted for as a combination of entities under common control. All intercompany accounts and transactions are eliminated in consolidation.



     In connection with the formation of LK Global in March 1995, the shareholders of LK Global Information Systems (UK) plc exchanged all of the ordinary shares of the latter for 84,000 shares of LK Global common stock. This exchange between LK Global and LK Global Information Systems (UK) Plc was accounted for at book value since the exchange of shares was between enterprises under common control and the 1995 financial statements have been stated in a manner similar to a pooling of interests.



     At September 30, 1998, the Company was not in compliance with certain financial covenants in the agreements relating to its long-term debt. However, by subsequent agreements the principal lender has waived all covenants for the period to March 31, 1999, or until the completion of an initial public offering of its common stock ("IPO"), whichever occurs first. In the event that the Company does not complete an IPO by March 31, 1999, in order for the Company to remain in compliance with any reinstated covenants it must achieve its operating plan and/or raise additional capital or obtain an extension of the waiver from the principal lender.



  Restatement.



     In connection with the preparation of the consolidated financial statements of AremisSoft Corporation ("AremisSoft") related to AremisSoft's change in corporate domicile from the Netherlands to the United States, management was required to prepare its financial statements to conform with United States generally accepted accounting principals ("GAAP") and to adopt accounting policies commonly followed for publicly held United States software companies. Subsequent to the issuance of the 1996 and 1995 financial statements, the Company determined that adjustments would be required to such financial statements relative to the

                             AREMISSOFT CORPORATION
accounting for revenue recognition, software development costs, amortization of intangible assets and recognition of expenses in the proper period because (i) revenues had been recorded on the sale of certain products and maintenance contracts at the end of 1995 and 1996 before the earnings process was completed,
(ii) the establishment of technological feasibly and the related capitalized software development costs were not being accounted for, in some instances, in accordance with SFAS No. 86 "Accounting for Costs of Computer Software to be Sold, Marketed or Leased," (iii) amortization of certain intangible assets were being written off over a period in excess of their estimated useful life, and
(iv) certain general and administrative costs were not accrued for at year's end.



     Management has restated its 1996 and 1995 financial statements as follows:



                                                              AS PREVIOUSLY
                                                                REPORTED       AS RESTATED
                                                              -------------    ------------
Revenues
  1996......................................................   $35,015,853     $ 34,432,401
  1995......................................................    22,955,830       21,421,773

Cost of Revenue
  1996......................................................    13,076,760       15,034,636
  1995......................................................    10,924,456       10,812,993

Other operating expenses
  1996......................................................    24,374,939       27,195,899
  1995......................................................    19,676,575       20,680,844

Amortization and write off of intangible assets
  1996......................................................     4,808,982        5,648,766

Net loss
  1996......................................................    (9,100,915)     (15,302,987)
  1995......................................................   (12,141,790)     (14,568,653)

Basic and Fully Diluted loss per share
  1996......................................................         ($1.21)         ($2.04)
  1995......................................................        ($1.62)          ($1.94)


  Interim Financial Information


     The interim financial information as of September 30, 1998, and for the nine months ended September 30, 1997 and 1998, is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for those periods. Operating results for the nine months ended September 30, 1998, are not necessarily indicative of results that may be expected for any future periods.



  Revenue Recognition


     The Company derives its revenue primarily from software licenses, maintenance and service contracts and hardware sales. Software license revenues are mainly derived from the licensing of industry-specific software applications, primarily the sale of upgrades to existing customers. Maintenance and service contract revenues are derived from ongoing support of installed software, and training, consulting and implementation services. Hardware sales revenues are primarily derived from the sale of third-party hardware to customers requiring turnkey solutions.

                             AREMISSOFT CORPORATION

     The Company recognizes software license and hardware revenues at the time of shipment, provided all shipment obligations have been met, fees are fixed and determinable and collection of the resulting receivable is deemed probable. Fees from licenses sold together with consulting services are generally recognized upon shipment provided that the aforementioned criteria have been met and payment of the license fee is not dependent upon the performance of the consulting services. In instances where the above conditions have not been met, both the product revenues and the consulting fees are recognized under the percentage of completion method of contract accounting or under the completed contract method if considered more appropriate.



     Product sales to distributors are not recognized until the products have been shipped to the end-user. Maintenance contract revenues are recognized ratably over the life of the contract, service contract revenues are recognized in accordance with the terms of the contract and add-on hardware sales revenues are recognized when the hardware is shipped to the customer.



     Effective January 1, 1998, the Company adopted the American Institute of Certified Public Accountants' ("AICPA") Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP 97-2"), which supersedes Statement of Position No. 91-1. SOP 97-2 provides more guidance particularly with respect to multiple deliverables and "when and if available" products. SOP 97-2 is effective for transactions entered into for annual periods beginning after December 15, 1997. Restatement of prior financial statements is prohibited.



     In March 1998, the AICPA issued Statement of Position No. 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," which defers for one year the application of certain provisions of SOP 97-2. These provisions limit what is considered vendor-specific objective evidence of the fair value of the various elements in a multiple-element arrangement. All other provisions of SOP 97-2 remain in effect. In December 1998, the AICPA issued Statement of Position No. 98-9, which amends SOP 98-4, to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. Management has assessed this new statement, as amended, and believes its adoption will not have a material effect on the timing of the Company's revenue recognition or cause changes to its revenue recognition policy.


  Foreign Currency

     The functional currency of the Company and its United Kingdom subsidiaries is the British pound. The functional currencies of the other subsidiaries are their local currencies.


     For reporting purposes, the financial statements are presented in United States dollars and in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation". The consolidated balance sheets are translated into United States dollars at the exchange rates prevailing at the balance sheet dates and the statements of operations and cash flows at the average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of stockholders' equity.


     Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations.


  International Operations



     The Company currently has operations in the United Kingdom, United States, Argentina, Mexico, India, Ireland and Cyprus and independent distributors in 14 additional countries. A significant portion of the Company's revenues are received in currencies other than the United States dollar (the currency into which the Company's historical financial statements have been translated), primarily British pounds. As a result, a portion of the Company's sales are subject to certain risks, including adverse developments in the foreign political and economic environment, trade barriers, managing foreign operations and potentially adverse tax

                             AREMISSOFT CORPORATION
consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's financial condition or results of operations in the future.


  Cash Equivalents

     Cash equivalents consist of highly liquid investments with insignificant interest rate risk and a maturity date of three months or less when purchased. They are carried at cost which approximates fair value.

  Inventory

     Inventory is comprised of finished goods held for resale and maintenance parts. Finished goods held for resale are stated at the lower of cost or net realizable value. Cost is determined on a first-in first-out basis, and includes all direct costs incurred and attributable production overheads. Net realizable value is based on estimated selling price net of completion and disposal costs. Maintenance parts are valued at cost and are depreciated over a three-year period.

  Purchased and Developed Software


     The Company capitalizes the qualifying costs of developing its software products. Capitalization of such costs requires that technological feasibility has been established, normally at the completion of a detailed program design. Development costs incurred prior to the establishment of technological feasibility are expensed as incurred. When the software is fully documented and available for unrestricted sale, capitalization of development costs ceases, and amortization commences and is computed on a product-by-product basis, based on either a straight-line basis over the economic life of the product or the ratio of current gross revenues to the total of current and anticipated future gross revenues, whichever is greater.


     The Company capitalizes as purchased software the costs associated with software products either purchased from other companies for resale or developed by other companies under contract with the Company. The cost of the software is amortized on the same basis as capitalized software development costs. The amortization period is re-evaluated quarterly with respect to certain external factors including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.


     As a result of a decision to discontinue the development of a software product designed for financial institutions, management wrote off $388,000 of purchased software costs in 1995.


     The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies. Realization of capitalized software costs is subject to the Company's ability to market its software products in the future and generate cash flows sufficient to support future operations.

  Intangible Assets


     Intangible assets consist of customer lists and management employment agreements related to acquired businesses. Customer lists are amortized over periods of one to three years, depending on the circumstances of the company acquired, and management employment agreements are amortized over periods of three to five years.

                             AREMISSOFT CORPORATION

  Property and Equipment

     Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Leasehold improvements                  shorter of the lease term or economic life
Fixtures and equipment                  three to five years
Motor vehicles                          four years

  Impairment of Long-lived Assets

     In the event that facts and circumstances indicate that the carrying value of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated fair market value of the asset would be compared to the asset's carrying value to determine if a write-down to the lower of carrying value or market value is required.


     During 1995, the Company paid approximately $388,000 for a software product named "FASTBANK" on the assumption that future development would occur and financing would be made available by its bankers. Subsequent to this acquisition, additional bank financing was not obtained and this product was not being developed further. By the end of 1995, management had determined it would no longer pursue the development of this product and accordingly wrote off $388,000.



     In 1996, the Company elected to replace certain members of management in connection with the integration of an acquired business. The Company had allocated approximately $1,515,000 to the value of this management team upon acquisition in late 1994. This amount was being amortized on a straight-line basis over three years. As a result of the termination of these employees, the Company wrote off $505,000 in 1996, representing the remaining unamortized balance at that time.


  Income Taxes

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to net operating loss carryforwards and differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recorded at their estimated realizable value.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


     Certain estimates used by management are particularly susceptible to significant changes, such as the recoverability and amortization periods of purchased and developed software and intangible assets. Management believes that the estimates used are adequate based on the information currently available.


  Net Loss Per Common Share

     In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), pursuant to which the calculation of primary and fully diluted earnings per share was replaced with basic and diluted earnings per share. Unlike primary

                             AREMISSOFT CORPORATION
earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities, except as required by Staff Accounting Bulletin No. 98 ("SAB 98"). Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.


     In February 1998, the staff of the Securities and Exchange Commission ("SEC") issued SAB 98 which changes the SEC staff's guidance on cheap stock in initial public offering filings and the subsequent reporting of cheap stock. Under the SEC's old guidance, Staff Accounting Bulletin No. 83, common stock issued during a one-year period prior to an initial public offering at prices below the initial public offering price, including any option or warrant, was considered cheap and was treated as outstanding for all periods in a manner similar to a stock split. Under SAB 98, common stock, options or warrants to purchase common stock or other potentially dilutive instruments issued for nominal consideration (collectively "nominal issuances") during any of the periods covered by statements of operations that are included in initial public offering filings, must be reflected in basic (for common stock) and diluted earnings per share (for common stock or other potentially dilutive instruments) for all periods subsequent to their respective issuances in a manner similar to a stock split, even if anti-dilutive.


     All earnings (loss) per share amounts for all periods presented have been stated to conform to the SFAS 128 and SAB 98 requirements.

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):


                                                                            NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                         -------------------------------    ------------------
                                           1995        1996       1997       1997       1998
                                         --------    --------    -------    -------    -------
                                                                               (UNAUDITED)
Numerator used for both basic and
  diluted earnings (loss) per share....  $(14,569)   $(15,304)   $(1,620)   $(2,086)   $ 2,922
Denominator for basic earnings per
  share:
  Weighted average shares
     outstanding.......................     7,504       7,504      7,518      7,504     10,000
Denominator for diluted earnings per
  share:
  Denominator for basic earnings per
     share.............................     7,504       7,504      7,518      7,504     10,000
Effect of dilutive securities:
  Warrants.............................        --          --         --         --         15
                                         --------    --------    -------    -------    -------
                                            7,504       7,504      7,518      7,504     10,015
                                         ========    ========    =======    =======    =======
Basic earnings (loss) per share........  $  (1.94)   $  (2.04)   $ (0.21)   $ (0.28)   $  0.29
                                         ========    ========    =======    =======    =======
Diluted earnings (loss) per share......  $  (1.94)   $  (2.04)   $ (0.21)   $ (0.28)   $  0.29
                                         ========    ========    =======    =======    =======


  Fair Value of Financial Instruments

     The carrying amounts for the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and long-term debt approximate fair values.

     Estimates are not necessarily indicative of the amounts which could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amount.

  New Accounting Standards


     During June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for the reporting and

                             AREMISSOFT CORPORATION
display of comprehensive income and its components in a full set of general purpose financial statements. The Company adopted SFAS No. 130 during 1998. Included within accumulated other comprehensive income are the cumulative amounts for foreign currency translation adjustments. The accompanying consolidated financial statements have been restated to conform to the SFAS No. 130 requirements.


     In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 is required for periods beginning after December 15, 1997, though it is not required for interim financial statements in its initial year of adoption in 1998 and will not have any impact on the Company's consolidated results of operations, financial position or cash flows.


 2. INVENTORY


     Inventory consists of the following (in thousands):


                                                         DECEMBER 31,
                                                       ----------------    SEPTEMBER 30,
                                                        1996      1997         1998
                                                       ------    ------    -------------
                                                                            (UNAUDITED)
Finished goods held for resale.......................  $  498    $  262       $  218
Maintenance parts....................................     785       808          728
                                                       ------    ------       ------
                                                       $1,283    $1,070       $  946
                                                       ======    ======       ======


 3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):


                                                         DECEMBER 31,
                                                       ----------------    SEPTEMBER 30,
                                                        1996      1997         1998
                                                       ------    ------    -------------
                                                                            (UNAUDITED)
Fixtures and equipment...............................  $4,779    $5,160       $5,864
Motor vehicles.......................................     605       459          351
Leasehold improvements...............................     294       283          272
                                                       ------    ------       ------
                                                        5,678     5,902        6,487
Less accumulated depreciation........................  (3,292)   (3,862)      (4,292)
                                                       ------    ------       ------
                                                       $2,386    $2,040       $2,195
                                                       ======    ======       ======


     At December 31, 1996 and 1997, the Company held property and equipment with a net book value of $51,000 and $90,000, respectively, under capital leases.

     Depreciation expense was $345,000, $958,000 and $977,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

 4. BUSINESS COMBINATIONS

     The Company made various acquisitions during 1995 and 1996, which have been accounted for using the purchase method of accounting.

                             AREMISSOFT CORPORATION

     In each case the Company acquired all of the outstanding stock of the acquired company. All of the companies were involved with the development of computer software and the supply of software and services.

     The aggregate estimated fair value of the assets and liabilities of the acquired businesses and the aggregate consideration paid are as follows (in thousands):


                                                              1995      1996
                                                             ------    ------
Current assets (including cash of $504 in 1995 and $88 in
  1996)....................................................  $3,078    $  424
Property and equipment.....................................   1,417       346
Software development costs and intellectual property.......   3,972       331
Accounts payable and accrued expenses......................   3,777      (581)
Intangible assets..........................................   4,323     2,862
                                                             ------    ------
                                                             $9,013    $3,382
                                                             ======    ======
Consideration paid:
Cash consideration.........................................  $7,998    $3,302
Deferred consideration.....................................     982        38
Related acquisition costs..................................      33        42
                                                             ------    ------
                                                             $9,013    $3,382
                                                             ======    ======



     The following unaudited pro forma results of operations for the years ended December 31, 1995 and 1996 assume that each of the above acquisitions had occurred on January 1, 1995. (In thousands, except per share amounts.)



                                                           1995        1996
                                                         --------    --------
Revenue................................................    28,847      36,054
Net (loss).............................................   (14,456)    (15,517)
Basic (loss) per share.................................     (1.93)      (2.07)



     The unaudited summary pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had occurred on January 1, 1995, nor is it indicative of future operating results.


 5. SHORT-TERM DEBT

     Short-term debt consists of the following (in thousands):


                                                         DECEMBER 31,
                                                       ----------------    SEPTEMBER 30,
                                                        1996      1997         1998
                                                       ------    ------    -------------
                                                                            (UNAUDITED)
Current portion of long-term debt (Note 6)...........  $2,103    $2,803       $3,115
Short-term demand facility...........................   4,387     4,404        4,100
                                                       ------    ------       ------
                                                       $6,490    $7,207       $7,215
                                                       ======    ======       ======


     The short-term demand facility bears interest at the lending bank's base rate plus the applicable margin.

                             AREMISSOFT CORPORATION

 6. LONG-TERM DEBT

     Long-term debt, all of which is collateralized and fully guaranteed, consists of the following (in thousands):


                                                                 DECEMBER 31,
                                                              ------------------    SEPTEMBER 30,
                        DESCRIPTION                            1996       1997          1998
                        -----------                           -------    -------    -------------
                                                                                     (UNAUDITED)
Loan payable to bank, interest payable quarterly at 3% over
  bank base rate, principal due in monthly installments of
  $10, maturing June 2000...................................  $   449    $   309       $   219
Loan payable to bank, interest payable quarterly at 3% over
  Sterling LIBOR plus 1/16% associated costs, principal due
  in quarterly installments of $144, maturing October
  2000......................................................    2,246      1,584         1,167
Loan payable to bank, interest payable quarterly at 3% over
  Sterling LIBOR plus 1/16% associated costs, principal due
  in quarterly installments of $48, maturing September
  1998......................................................      349        144            51
Loan payable to bank, interest payable quarterly at 3% over
  Sterling LIBOR plus 1/16% associated costs, principal due
  in quarterly installments of $82, maturing October 1998...      685        329            80
Loan payable to bank, interest payable quarterly at 3% over
  Sterling LIBOR plus 1/16% associated costs, principal due
  in quarterly installments of $84, maturing May 2001.......    1,493      1,098           855
Loan payable to bank, interest payable quarterly at 3% over
  Sterling LIBOR inclusive of associated costs, principal
  due in quarterly installments of $118, maturing April
  2000......................................................    1,712      1,176           819
Loan payable to bank, interest payable monthly at 4% over
  Sterling LIBOR plus variable associated funding costs,
  averaging 1/32% in 1997, principal due $823 in February
  1998, balance in equal annual installments, maturing
  February 2002.............................................    8,557      8,226         7,506
Loan payable to bank, interest payable at 12% per annum,
  maturing 2002.............................................       --         33            34
                                                              -------    -------       -------
                                                               15,491     12,899        11,731
Less current installments...................................    2,103      2,803        (3,115)
                                                              -------    -------       -------
                                                              $13,388    $10,096       $ 8,616
                                                              =======    =======       =======


     The lending bank's base rate ranged between 6.0% and 7.3% and Sterling LIBOR ranged between 6.6% and 7.9% during the year ended December 31, 1997.


     At September 30, 1998, the Company was not in compliance with certain financial covenants in the agreements relating to its long-term debt but has obtained a waiver in respect of all covenants for the period to March 31, 1999, or until the completion of an IPO, whichever occurs first.



     The agreements are subject to two cross guarantees by the Company and its subsidiaries. One guarantees the liabilities of the parent and the other the liabilities of the subsidiaries. Both guarantees place a fixed and floating security interest over substantially all of the Company's assets. The lending bank's priority interest is also the subject of an Intercreditor Deed.

                             AREMISSOFT CORPORATION

     As of December 31, 1997, future minimum annual principal payments of the Company's long-term debt are as follows (in thousands):


1998.......................................................  $ 2,803
1999.......................................................    3,359
2000.......................................................    2,918
2001.......................................................    1,936
2002.......................................................    1,883
                                                             -------
                                                             $12,899
                                                             =======


 7. CAPITAL LEASE OBLIGATIONS


     The Company has entered into various noncancellable capital lease agreements for items of property and equipment. Annual payments for the years ending December 31, are as follows (in thousands):



1998........................................................  $ 56
1999........................................................    48
2000........................................................    47
2001........................................................    36
2002........................................................     8
                                                              ----
                                                               195
Less amount representing interest...........................    52
                                                              ----
                                                               143
Less current portion........................................    40
                                                              ----
                                                              $103
                                                              ====


 8. COMMITMENTS

  Operating Leases


     The Company leases office space, equipment and motor vehicles under noncancellable operating leases which expire on various dates through 2012. Required future minimum rentals to be paid as of December 31, 1997, are as follows (in thousands):


1998........................................................  $1,548
1999........................................................   1,050
2000........................................................     639
2001........................................................     349
2002........................................................     327
Thereafter..................................................   3,057
                                                              ------
                                                              $6,970
                                                              ======


     Rent expense for the years ended December 31, 1997, 1996 and 1995 amounted to $1,907,487, $1,629,113 and $802,630, respectively, while rent expense for the nine months ended September 30, 1998 and 1997 amounted to $1,101,212 and $1,375,867, respectively.


  Employment Agreements


     The Company has entered into employment agreements with its Chief Executive Officer (CEO), and its President and Chief Financial Officer (CFO) and its Chief Operating Officer (COO). The employment agreements for its CEO and CFO provide for an initial three-year term expiring on June 1, 2001. The

                             AREMISSOFT CORPORATION
employment agreement for its COO provides for an initial one-year term expiring on June 1, 1999. Each of the employment agreements may be terminated by the Company or the employee without cause (as defined in the employment agreements) upon 30 days notice, or for cause without notice. Under the employment agreements, the CEO, the CFO and the COO are entitled to minimum annual compensation of $250,000, $200,000 and $100,000, respectively. Under their employment agreements, both the CEO and CFO are entitled to receive a severance benefit equal to one times his annual compensation if terminated without cause and 2.99 times his annual compensation if terminated without cause within 180 days after a "change in control" of the Company, as defined.


  Employee Benefit Plans

     The Company has various defined contribution retirement plans for qualified employees. Contributions made under the plans were $192,000, $298,000 and $328,000 in 1995, 1996 and 1997, respectively.

 9. INCOME TAX


     The Company's principal subsidiaries are not resident in the United States for tax purposes. The Company made acquisitions during both 1995 and 1996 and the income tax expense (benefit) has principally related to prior period adjustments (in thousands). These prior year adjustments are due to small differences between draft tax computations used for the purposes of the tax charge in the financial statements and the final agreed tax computations, and are classified as "other" below.



                                                           1995       1996      1997
                                                          -------    -------    -----
Statutory tax at 31%....................................  $(4,505)   $(4,759)   $(491)
Non deductible expenses.................................    2,831      2,600      733
Valuation allowance on operating loss...................    1,674      2,159     (207)
Other...................................................       37        (50)      --
                                                          -------    -------    -----
Income tax expense (benefit)............................  $    37    $   (50)   $  35
                                                          =======    =======    =====


     The Company's deferred tax assets as of December 31, primarily consist of the following (in thousands):

                                                               1996       1997
                                                              -------    -------
Loss carryforwards..........................................  $ 3,482    $ 2,978
Equipment...................................................    1,009        856
Other.......................................................        8         24
                                                              -------    -------
                                                                4,499      3,858
Valuation allowance.........................................   (4,499)    (3,858)
                                                              -------    -------
          Total deferred tax assets.........................  $    --    $    --
                                                              =======    =======


     As of December 31, 1997, the Company had approximately $9,600,000 of net operating loss carryforwards. The net operating losses relate to the Company's UK operations. Such tax losses are available for carry forward indefinitely in the UK for relief against future profits of the trades in which they arose. These net operating loss carryforwards will not expire at any particular time provided the Company does not change its principal activity or cease operations. The Company has recorded a valuation allowance to offset the entire deferred tax asset.



     The Indian government, as a means of encouraging foreign investment, provides significant tax incentives and exemptions to regulatory restrictions. Certain of these benefits that directly affect the Company include, among others, tax holidays (temporary exemptions from taxation on operating income) and liberalized import and export duties. The current tax holiday to which the Company is subject expires in 2003. To be eligible for certain of these tax benefits, the Company must continue to meet certain conditions such as continued

                             AREMISSOFT CORPORATION
operation in a qualifying software technology park and export sales of at least 75% of inventory turnover. A failure to meet such conditions could result in the cancellation of the benefits. With respect to duties, subject to certain conditions, goods, raw materials and components for production imported by the Company's offices in India are exempt from the levy of a customs duty. No assurances can be given that such tax benefits will be continued in the future or at their current levels.


10. STOCKHOLDERS' EQUITY


  Stock split



     In January 1999, the Board of Directors approved a 1.711772-for-1 reverse stock split of issued and outstanding common shares. All shares, per share and warrant information in the accompanying financial statements has been restated to reflect the effect of the split.



     The Company is authorized to issue 75,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share, two series of which have been designated as follows: 2,100,000 shares of Series A convertible preferred stock and 3,500,000 shares of Series B convertible preferred stock.


     The Company's Series A and Series B convertible preferred stock rank pari passu except with respect to the right to receive dividends. In respect of dividends, Series A holders are entitled to a non-cumulative cash dividend of $0.40 per share per annum and Series B holders are entitled to a non-cumulative cash dividend of $0.50 per share per annum, each commencing on September 1, 1998. If, within 120 days of issuance of the Series A and Series B shares, the Company fails to register the common stock into which such shares are convertible, the holders of shares of Series A will be entitled to a cumulative cash dividend of $0.40 per share per annum and the holders of shares of Series B will be entitled to a cumulative cash dividend of $0.50 per share per annum, increasing each month, until registration of the underlying common stock, by $0.08 and $0.10 per share per annum, respectively, to a maximum of $1.80 and $2.25 per share per annum, respectively. In a liquidation, the preferred stock ranks in preference to the common stock as to repayment of par value, and ratably with the common stock thereafter.

     The preferred stock is convertible at the rate of one share of preferred stock for one share of common stock at the option of the holder and automatically on the effective date of a registration statement covering the underlying common stock. The preferred stock is not redeemable. There are provisions to protect the preferred holders from dilution in events such as subdivision or combination of the common stock, the payment of stock dividends or distributions of other securities or other reclassifications, exchanges or substitutions. The preferred stock votes with the common stock on an as-converted basis.


     On June 16, 1998, each share of the Company's Series A convertible preferred stock was converted into one share of common stock.



  Warrants



     In connection with the issuance of its Series A convertible preferred stock, the Company issued warrants to purchase an aggregate of 51,117 shares of common stock. The warrants were issued in payment of finders' fees in connection with the offering. Such warrants have an exercise price of $8.56 per share, are assignable and expire on April 10, 2000. At the time of issuance management determined that the value of the warrants was not material to the financial statements.


  Stock Option Plan


     In June 1998, the Company adopted a Stock Option Plan, which provides for awards in the form of options, including incentive stock options ("ISOs") and nonstatutory stock options ("NSOs"). Employees,

                             AREMISSOFT CORPORATION
directors, consultants and advisors of the Company will be eligible for the grant of NSOs, while only employees will be eligible for the grant of ISOs. Options will have a term of up to ten years from the date of grant. Upon the completion of the Company's proposed public offering, 1,500,000 shares of Common Stock will be reserved for issuance pursuant to the exercise of stock options granted under the Stock Option Plan. As of September 30, 1998, there were no options to purchase Common Stock outstanding.



11. RELATED PARTY TRANSACTIONS



     During 1998, the Company's President and Chief Financial Officer made loans to the Company in the aggregate principal amount of $1,800,000. These loans mature in January 2001 and bear interest at LIBOR plus 2% per annum. Interest expense on these loans for the nine months ended September 30, 1998 amounted to $49,325.



     In May 1998, the Company loaned $2,600,000 to its Chief Executive Officer. The loan matures in May 2000 and bears interest at LIBOR plus 2% per annum. Interest income on this loan amounted to $96,665 for the nine months ended September 30, 1998.



12. SEGMENT REPORTING INFORMATION


     The following table presents a summary of operations by geographic region:


                                                        YEAR ENDED
                                                       DECEMBER 31,            NINE MONTHS ENDED
                                               ----------------------------      SEPTEMBER 30,
                                                1995       1996       1997           1998
                                               -------    -------    ------    -----------------
REVENUE:
Domestic...................................          0        333     2,324          1,547
Europe.....................................     21,422     34,099    40,050         34,723
                                               -------    -------    ------         ------
          Total assets.....................     21,422     34,432    42,374         36,270
OPERATING (LOSS)INCOME:
Domestic...................................          0        (73)      (14)          (473)
Europe.....................................    (13,248)   (13,375)      296          6,063
                                               -------    -------    ------         ------
          Total assets.....................    (13,248)   (13,448)      310          5,590
IDENTIFIABLE ASSETS:
Domestic...................................          0        439       439            541
Europe                                          22,729     18,347    16,803         28,982
                                               -------    -------    ------         ------
          Total assets.....................     22,729     18,449    17,242         29,523



13. SUBSEQUENT EVENT


PROPOSED PUBLIC OFFERING


     The Company intends to file a Registration Statement with the SEC for the sale of 3,500,000 shares of Common Stock (excluding the underwriters' over-allotment option for additional shares).

------------------------------------------------------
------------------------------------------------------
  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Organization of the Company...........   13
Use of Proceeds.......................   14
Dividend Policy.......................   14
Capitalization........................   15
Dilution..............................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   29
Management............................   52
Certain Transactions..................   56
Principal and Selling Stockholders....   57
Description of Capital Stock..........   58
Shares Eligible for Future Sale.......   60
Underwriting..........................   62
Legal Matters.........................   63
Experts...............................   63
Change in Accountants.................   64
Additional Information................   64
Glossary of Terms.....................   65
Index to Consolidated Financial
  Statements..........................  F-1


                            ------------------------


  UNTIL                     , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                3,500,000 SHARES

                               [AREMISSOFT LOGO]

                                  COMMON STOCK
                               -----------------

                                   PROSPECTUS
                               -----------------

                                CRUTTENDEN ROTH

                                  INCORPORATED

                                  FAC/EQUITIES

                                           , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. No expenses will be borne by the Selling Stockholders. All of the amounts shown are estimates, except for the SEC and NASD registration fees.


SEC registration fee........................................  $19,175
NASD registration fee.......................................    7,000
Printing and engraving expenses.............................        *
Accounting fees and expenses................................        *
Legal fees and expenses.....................................        *
Transfer agent and registrar fees...........................        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======


---------------
* To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation contains provisions eliminating or limiting director liability to the Company and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provisions do not, however, eliminate the personal liability of a director
(i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for breach of his or her duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66% of the shares of the Company entitled to vote in the election of directors, voting as one class for that purpose.

     The Company's Certificate of Incorporation and Bylaws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by applicable law, subject to limited exceptions against liabilities arising by reason of their status or services as an officer or director.

     The Company intends to enter into separate indemnification agreements with its directors and certain of its officers that require the Company, among other things, to advance their expenses as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in its Certificate of Incorporation and the indemnification agreements will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company. The Company may, from time to time, agree to provide similar indemnification to certain employees and agents of the Company.

     The employment agreements with Dr. Kyprianou and Messrs. Poyiadjis, Spence and Voice also provide that the Company will indemnify such individuals for any losses, costs, damages or expenses incurred as a direct consequence of the discharge of their duties or by reason of their status as agents of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     In December 1998, the Company issued a convertible promissory note (the "Note") in the principal amount of $500,000. The Note converts into shares of the Company's Common Stock, at the option of the holder, at $6.00 per share or, if the Company completes an initial public offering at an offering price of less than $9.00 per share, at $5.00 per share. These securities were sold to one accredited investor and a fee of 10% of the principal amount of the Note was paid as a finder's fee. The transaction was exempt from registration in reliance on Section 4(2) of the Securities Act.



     In June 1998, the Company approved the form of Merger Agreement ("Merger Agreement") whereby the Company will complete the acquisition of 100% of the issued and outstanding shares of AremisSoft-Nevada in a share exchange. Pursuant to the Merger Agreement, the Company is authorized to issue up to 17,117,720 shares of its Common Stock for an equal number of shares of Common Stock of AremisSoft-Nevada, representing all of its issued and outstanding capital stock. Subject to stockholder approval by AremisSoft-Nevada, the Company intends to complete the exchange and succeed to the assets and assume the liabilities of AremisSoft-Nevada and the Company's Board of Directors will have the discretion of enacting a 1.711772-for-one reverse stock split. When completed, each outstanding share, option or warrant to purchase Common Stock of AremisSoft-Nevada will automatically be converted into one share, option or warrant to purchase Common Stock of the Company and AremisSoft-Nevada will become a wholly-owned subsidiary of the Company. The securities are being exchanged pursuant to an exemption from registration under Rule 145(a)(2) of the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     Unless otherwise noted, the following exhibits are filed with this registration statement.

     (a) EXHIBITS


     1.1   Form of Underwriting Agreement*
     2.1 Form of Agreement of Merger between AremisSoft Corporation, a Nevada corporation ("AremisSoft-Nevada") and the Company(3)
     2.2   Plan and Agreement of Reorganization between
           AremisSoft-Nevada and LK Global Information Systems, B.V.
           ("LK Global") (the "Plan of Reorganization")(1)
     2.3   Addendum to the Plan of Reorganization(1)
     3.1   Certificate of Incorporation of the Company(3)
     3.2   Bylaws of the Company(3)
     4.1   Specimen Common Stock Certificate*
     4.2   Form of Warrant to purchase Common Stock(3)
     5.1   Opinion of Bartel Eng Linn & Schroder re legality*
    10.1   Form of Lock-up Agreement(2)
    10.2   L1,750,000 Medium Term Loan between LK Global Healthcare
           Systems (UK) Limited and Barclays Bank plc dated October 6,
           1994, and all amendments thereto(2)
    10.3   L5,000,000 Term Loan Facility between LK Global and Barclays
           Bank plc dated March 31, 1995(2)
    10.4 Overdraft Facility of up to L2,500,000 to LK Global and its subsidiaries with Barclays Bank plc dated November 25, 1997(2)
    10.5   1998 Stock Option Plan(3)
    10.6   Form of Incentive Stock Option Agreement(3)
    10.7   Form of Nonqualified Stock Option Agreement(3)
    10.8   Employment Agreement between the Company and Dr. Lycourgos
           K. Kyprianou(3)

    10.9   Employment Agreement between the Company and Roys
           Poyiadjis(3)
    10.10  Employment Agreement between the Company and Noel R.
           Voice(3)
    10.11  Indemnification Agreement between the Company and Dr.
           Lycourgos K. Kyprianou
    10.12  Indemnification Agreement between the Company and Roys
           Poyiadjis
    10.13 Promissory Note made by Dr. Lycourgos K. Kyprianou, in favor of the Company
    10.14  Promissory Note made by the Company in favor of Roys
           Poyiadjis*
    10.15 Convertible Promissory Note made by the Company in favor of Arthur Sterling and Marie Sterling
    10.16  Registration Rights Agreement between the Company and Dr.
           Lycourgos K. Kyprianou
    10.17  Registration Rights Agreement between the Company and Roys
           Poyiadjis
    16.1 Letter of Ernst & Young, chartered accountants, regarding change in independent auditors*
    21.1   Subsidiaries of the Company(3)
    23.1   Consent of Bartel Eng Linn & Schroder is contained in
           Exhibit 5.1*
    23.2   Consent of Pannell Kerr Forster, chartered accountants
    24.1   Power of Attorney(3)
    27.1   Financial Data Schedule


---------------
 *  To be filed by amendment.

(1) Incorporated by reference to AremisSoft-Nevada's Form 8-K, filed on October 10, 1997

(2) Incorporated by reference to AremisSoft-Nevada's Form 10-K, filed on July 1, 1998


(3) Previously filed


     (b) FINANCIAL STATEMENT SCHEDULES


                                                              PAGE
                                                              ----
Report of Pannell Kerr Forster, Independent Auditors, on
  Schedule..................................................  S-1
Schedule II -- Valuation and Qualifying Accounts............  S-2


     All other schedules have been omitted as not applicable.

ITEM 17. UNDERTAKINGS


     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, that the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective; and

          (2) For determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Sacramento, State of California on January 28, 1999.


                                          AREMISSOFT CORPORATION,
                                          a Delaware Corporation


                                          /s/ ROYS POYIADJIS





                                          --------------------------------------


                                                      Roys Poyiadjis


                                                        President



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                 SIGNATURES                                        DATE
                 ----------                                        ----

             /s/ ROYS POYIADJIS*                             January 28, 1999
---------------------------------------------
         Dr. Lycourgos K. Kyprianou,
           Chairman of the Board,
    Chief Executive Officer and Secretary
        (Principal Executive Officer)

             /s/ ROYS POYIADJIS                              January 28, 1999
---------------------------------------------
 Roys Poyiadjis, President, Chief Financial
                   Officer
                and Director



* pursuant to a power of attorney

       REPORT OF PANNELL KERR FORSTER, INDEPENDENT AUDITORS, ON SCHEDULE


     We have audited the consolidated financial statements of AremisSoft Corporation as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 and have issued our report thereon dated January 27, 1999 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


     In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


/s/ Pannell Kerr Forster


London, England

January 27, 1999

                                                                     SCHEDULE II

                             AREMISSOFT CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                                            ADDITIONS
                                                            CHARGED TO
                                         BALANCE AT           COSTS        EXCHANGE                   BALANCE AT
            DESCRIPTION              BEGINNING OF PERIOD   AND EXPENSES   DIFFERENCES   DEDUCTIONS   END OF PERIOD
            -----------              -------------------   ------------   -----------   ----------   -------------
Year ended December 31, 1995
Allowance for doubtful accounts....           76                10             1            30              55
Year ended December 31, 1996
Allowance for doubtful accounts....           55               441            47            59             484
Year ended December 31, 1997
Allowance for doubtful accounts....          484               560            16            57             971
Nine Months ended September 30,
  1998
Allowance for doubtful accounts....          971                88             1            --           1,058

                                 EXHIBIT INDEX


    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
     1.1      Form of Underwriting Agreement*
     2.1      Form of Agreement of Merger between AremisSoft Corporation, a Nevada corporation ("AremisSoft-Nevada") and the
              Company(3)
     2.2      Plan and Agreement of Reorganization between
              AremisSoft-Nevada and LK Global Information Systems, B.V.
              ("LK Global") (the "Plan of Reorganization")(1)
     2.3      Addendum to the Plan of Reorganization(1)
     3.1      Certificate of Incorporation of the Company(3)
     3.2      Bylaws of the Company(3)
     4.1      Specimen Common Stock Certificate*
     4.2      Form of Warrant to purchase Common Stock(3)
     5.1      Opinion of Bartel Eng Linn & Schroder re legality*
    10.1      Form of Lock-up Agreement(2)
    10.2      L1,750,000 Medium Term Loan between LK Global Healthcare
              Systems (UK) Limited and Barclays Bank plc dated October 6,
              1994, and all amendments thereto(2)
    10.3      L5,000,000 Term Loan Facility between LK Global and Barclays
              Bank plc dated March 31, 1995(2)
    10.4      Overdraft Facility of up to L2,500,000 to LK Global and its
              subsidiaries with Barclays Bank plc dated November 25,
              1997(2)
    10.5      1998 Stock Option Plan(3)
    10.6      Form of Incentive Stock Option Agreement(3)
    10.7      Form of Nonqualified Stock Option Agreement(3)
    10.8      Employment Agreement between the Company and Lycourgos K.
              Kyprianou(3)
    10.9      Employment Agreement between the Company and Roys
              Poyiadjis(3)
    10.10     Employment Agreement between the Company and Noel R.
              Voice(3)
    10.11     Indemnification Agreement between the Company and Dr.
              Lycourgos K. Kyprianou
    10.12     Indemnification Agreement between the Company and Roys
              Poyiadjis
    10.13     Promissory Note made by Dr. Lycourgos K. Kyprianou, in favor of the Company
    10.14     Promissory Note made by the Company in favor of Roys
              Poyiadjis*
    10.15     Convertible Promissory Note made by the Company in favor of
              Arthur Sterling and Marie Sterling
    10.16     Registration Rights Agreement between the Company and Dr.
              Lycourgos K. Kyprianou
    10.17     Registration Rights Agreement between the Company and Roys
              Poyiadjis
    16.1      Letter of Ernst & Young, chartered accountants, regarding
              change in independent auditors*
    21.1      Subsidiaries of the Company(3)
    23.1      Consent of Bartel Eng Linn & Schroder is contained in
              Exhibit 5.1*
    23.2      Consent of Pannell Kerr Forster, chartered accountants
    24.1      Power of Attorney(3)
    27.1      Financial Data Schedule


---------------

 *  To be filed by amendment.



(1) Incorporated by reference to AremisSoft-Nevada's Form 8-K, filed on October 10, 1997



(2) Incorporated by reference to AremisSoft-Nevada's Form 10-K, filed on July 1, 1998



(3) Previously filed